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REGISTRANT'S NAME Yell Group PLC

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THOMSON FINANCIAL

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DAT : 6/29/07

YELL

Here's to...

Annual and Corporate Responsibility Reports 2007

... being the best business information bridge between buyers and sellers in our markets, regardless of channel, time or location



The book

UK
Yellow Pages is our printed business-to-consumer classified directory covering the whole of the UK. Last year we published 104 editions and distributed more than 28 million copies to homes and businesses. We published nine editions of our business-to-business directory, Business Pages, and distributed 2.1 million copies throughout England and Wales.

US
Yellow Book USA is the oldest and largest independent classified directory publisher in the US. Last year we published 969 editions of Yellow Book and distributed 123 million copies to homes and businesses, covering 47 states and Washington DC.

Spain
Our main printed product in Spain is Paginas Amarillas. Last year we produced 92 editions and distributed 15 million copies. Other printed products include: Paginas Blancas (White Pages); printed 'pocket' directories aimed at users on the move; and a variety of business-to-business directories for specific sectors (such as hotels and construction).

Argentina
We publish our Paginas Doradas directory in Buenos Aires and other areas. We also publish Paginas Blancas, neighbourhood directories and pocket guides, and have recently bought the Paginas Amarillas operation from Telecom Argentina.

Chile
We publish Las Amarillas de Publiguías, a classified, commercial, industrial and professional directory, which has been available in Chile for more than 30 years. We are the only publisher to produce directories which cover the whole of Chile.

Peru
We publish Paginas Amarillas and are the only publisher of directories to cover the whole of Peru. We also publish pocket Paginas Amarillas for people on the move.

Yellow Pages

Yellow Book

Business Pages

PáginasAmarillas



The web

UK
Yell.com is our UK online advertising medium, featuring around 2 million business listings and searchable advertising from almost 196,000 advertisers. Yell.com offers enriched features, such as advanced searching and industry-leading mapping.

US
Yellowbook.com is our US online advertising medium, featuring 380,000 advertisers with searchable content.

Spain
PaginasAmarillas.es is Spain's major online directory. It includes extensive information about businesses and has a powerful 'Advanced Search' option. We also offer online white pages, specialised sites such as an A-Z street guide, and guides specialising in hotels and restaurants.

Argentina
Our website in Argentina is PaginasDoradas.com. We also offer specialist sites covering areas such as tourism, hotels and restaurants.

Chile
Our main online commercial directory in Chile is Amarillas.cl. We also offer Blancas.cl (a white pages website), a street map site, and a specialist site for advertisers with an internet presence.

Peru
PaginasAmarillas.com.pe is one of the most visited commercial web sites in Peru. The website offers the facility for advertisers to modify their advertisements over the internet.

Yell.com

Yellowbook.com

PáginasAmarillas.es



The phone

UK
Yellow Pages 118 24 7 is our operator-assisted telephone information service. 118 24 7 is the only UK service to sell classified business advertising.

Spain
Our 11 888 service provides Spanish residential and Yellow Pages information over the phone, and our 11 886 international service provides business numbers from across Spain and the European Union.

Chile
700 2222 is our operator-assisted telephone information service providing information contained in Las Amarillas de Publiguías.

118 24 7

11888

2007 Highlights

UK printed products unique advertisers

2006	462,000	
2007	450,000	(3%)

Group revenue £m

2006	1,621	
2007	2,075	28%

Yellow Book unique advertisers

2006	489,000	
2007	692,000	42%

Group adjusted EBITDA £m

2006	503	
2007	678	35%

Yell Publicidad Spain Paginas Amarillas unique advertisers

2007	191,000

Operating cash flow £m

2006	447	
2007	542	21%

Yell.com searchable advertisers

2006	174,000	
2007	196,000	13%

Adjusted diluted earnings per share pence

2006	32.8	
2007	35.5	8%†

Yellowbook.com searchable advertisers

2006	391,000	
2007	380,000	(3%)

Interim and final dividend pence

2006	5.1	10.2	
2007*	5.7	11.4	12%

† At constant exchange rates, and adjusting for the issue of shares in advance of the Yell Publicidad acquisition, the underlying EPS growth was 13%

* Proposed final dividend 2007

Group statutory accounting results'

Full year results to 31 March

	2006	2007
Revenue (£m)	1,621	**2,075**
Operating profit (£m)	450	**512**
Profit after tax and minority interests (£m)	212	**213**
Cash generated from operations (£m)	412	**585**
Diluted earnings per share (pence)	29.7	**27.3**

* All statutory financial information in this document is presented in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union unless specified otherwise. See note 8 to the financial statements on page 95 for a reconciliation from statutory to adjusted results.

Here's to... an excellent team



Bob Scott
Chairman

I am pleased to welcome you to the Yell Group plc Annual and Corporate Responsibility Reports for the financial year ended 31 March 2007. It has been a good year financially and operationally for Yell, putting us in a strong position to meet the challenge of increasingly aggressive competition, particularly in the US.

We achieved good results across all areas of our operation. We grew revenues by 28% to £2,075 million and grew adjusted EBITDA by 35% to £678 million. Operating cash flow was up 21% to £542 million and adjusted diluted earnings per share (EPS) increased by 8% to 35.5 pence per share. At constant exchange rates, and adjusting for the issue of shares in advance of the Yell Publicidad acquisition, the underlying EPS growth was 13%.

In July 2006, we completed our purchase of TPI, now renamed Yell Publicidad, extending Yell's footprint through leading positions in Spain, Argentina, Chile and Peru. We are making good progress with the integration of Yell Publicidad and with our 'back to basics' programme that focuses attention on developing the core business of directory publishing, online advertising media and operator-assisted telephone information services. On behalf of the Board, I would like to take this opportunity to welcome everyone in Yell Publicidad to the Group.

In December 2006, the Competition Commission published its Final Report on UK Classified Directory Advertising Services. The conclusions were in line with the Commission's Provisional Findings and Proposed Remedies published earlier that year. While we continue to believe that regulation is not needed, the Final Report recognised the highly competitive nature of the classified directories' industry and we accepted the remedies it set out by way of revised undertakings.

In September 2006 we were once again listed in the Dow Jones Sustainability Indexes. In January 2007 we were acknowledged as one of the world's most sustainable businesses through our inclusion in the Global 100 – for the second year running. In April 2007 we were honoured to be selected for our second Queen's Award for Enterprise in recognition of our commitment to sustainability.

In November we announced an interim dividend of 5.7 pence per share. I am pleased to announce that the Board is recommending a final dividend of 11.4 pence per share. This will bring the total dividend for the year to 17.1 pence per share, a 12% increase over last year.

With effect from 31 March 2007, Charles Carey resigned from the Board. Charles served Yell with great distinction and we wish him the best in his future endeavours.

I am delighted to welcome Tim Bunting to the Board of Yell, as an independent, non-executive director with effect from 18 May 2007. Tim brings a wealth of experience in the international business environment and will be a valuable member of our team.

Following a recent change in company legislation, we are giving you the opportunity to choose how to receive Yell company information, such as our Annual Report and other shareholder communications in the future. Further guidance and information is provided in the Investor information section of this report on page 122.

Our Annual General Meeting will be held on 19 July 2007 at 11am. At the end of this report you will find the Notice of AGM which gives full details of the meeting and the resolutions on which I ask you to vote. I look forward to meeting as many of you as possible at the meeting.

I am confident that we have the people, the products, the leadership and the commitment to maintain our position as market leader in our industry. I would like to thank John Condron and the 13,600 people who now work for Yell for an excellent performance.

Bob Scott

Bob Scott
Chairman

2007 Key events

Expanding our platform for growth

Yell acquired Telefónica Publicidad e Información, SA (TPI)

We acquired TPI, now renamed Yell Publicidad, with leading positions in Spain, Argentina, Chile and Peru and we welcome them to our Group.

£multi-million brand promotion

We launched our high-profile Yellow Pages and 118 24 7 advertising

Our advertising campaign for our printed and telephone products showcased our advertisers with the tagline 'Here's to the people behind the numbers'.

47 states and the District of Columbia

Yellow Book expanded its footprint

We made many small but significant 'in-fill' acquisitions last year, giving Yellow Book the widest reach of any US directory publisher.

New services

Yell.com unveiled two new mobile services

Our application-based and user-based mobile offerings give users the most advanced and feature-rich mobile services of their kind.

154% increase in visitors

Yellowbook.com usage increased dramatically

Its success was driven by an increasing number of visitors and a highly acclaimed TV advertising campaign focusing on Yellowbook.com.

More content

Yell.com added more content and improved the user experience

Yell.com unveiled a new homepage as well as new mapping, search and content capabilities. Other enhancements include a dedicated food and drink channel, an online shopping channel, and international business-to-business search.

1

Here's to... our strategy

Our approach of simplicity, focus and discipline continues to define our business.

Business review

CEO's strategic overview



Here's to...
our strategy



John Condron
Chief Executive Officer

1 Simplicity

Our products and services are easily and widely understood by our advertisers and our users.

2 Focus

We understand our customers' needs, and our products and processes are fully devoted to meeting those needs.

3 Discipline

We are committed to our strategy of 'win, keep and grow' and not distracted by anything that does not deliver this strategy and bring together buyers and sellers in the most effective way.

1. What we aim to achieve

Our business
Yell is a leading international directories company, putting buyers in touch with sellers in the UK, US, Spain and Latin America. Sellers – our advertisers – are a relatively stable base of primarily small and medium-sized businesses who view classified directory advertising as a highly effective and valuable marketing tool. Buyers – our users – are people at home, work or on the move looking for information about goods and services. Our approach is channel neutral and gives all our customers a choice of media – the book, the web and the phone.

Wherever we operate we believe that the simplicity of our strategy is a major strength. To respond to local market dynamics we use proven local management teams with extensive experience in our industry supported by clear corporate guidance, and we encourage the transfer of best practice from one operation to another. All our management teams have a proven track record for delivering against our commitments to stakeholders.

Our markets
We operate within the classified advertising market where we compete with a range of media, such as other printed and online directories, local and national newspapers, search engines, and providers of business and residential information over the phone. With the rise of new media technologies, particularly broadband, search engine marketing is an increasingly attractive medium for advertisers and presents Yell with significant opportunities.

All our products are available 24 hours a day and our printed products are generally retained for future use. We believe our products enjoy a real and significant competitive advantage over other forms of advertising.

18%

Yell UK has an 18% share of the UK classified advertising market.

60%

The independent sector of the US classified directories and local search industry is worth $3 billion. Yellow Book has a 60% share.

90%

Yell Publicidad is the largest publisher in Spain with a 90% share of the classified directories and local search market. This market is worth €483 million.

The UK market

The total UK advertising market was worth approximately £17.5 billion in calendar year 2006, having grown by approximately 1% over the previous year. As in 2005, growth was driven almost entirely by internet advertising that, as forecast, reached the £2 billion mark for the first time, a growth of 47%.

The UK classified advertising market was worth £4 billion in 2006. Although classified directory revenues continue to grow, other sectors in classified advertising have suffered in recent years. This is mainly due to the migration to the internet of those forms of printed classified advertising that lend themselves to this medium, such as recruitment, automotive and property advertising. Over the next few years this trend is expected to continue and to contribute to a 3 to 4% per annum decline in the overall classified advertising market.

Our share of the classified advertising market has increased to 18% from around 15% in recent years, thanks in part to our own growth and in part to a decline in overall market value.

Internet advertising growth is expected to continue over the next few years. Annual growth is expected to be 20 to 30% and in calendar year 2007, the online market may well break the £2.5 billion mark.

The US market

The total US advertising market was worth approximately $290 billion in calendar year 2006. Within this, the classified directories and local search industry was worth $15.9 billion, up 4% on the previous year, and we have a 12% share. The sector is expected to grow at 3 to 4% per annum for the next two years, driven by independent directory publishers and providers of local online search services and wireless directories.

The independent sector of the total industry – of which Yellow Book USA is a part – was worth $3.2 billion in calendar year 2006 and we have steadily increased our share of the sector from 23% in 2000 to 60% last year.

Although the independent sector is forecast to continue to grow we expect strong competition from incumbents (publishers with a current or recent tie to a telephone operating company), from online publishers and from other independent publishers, including a growing number of new publishers. It is now fairly common to have two or more independent publishers in one market.

Spanish and Latin American markets

The total Spanish advertising market was worth €10 billion in calendar year 2006. Within this, the classified directories and local search market was worth €483 million, up 4% on 2005, and is forecast to grow steadily at 3 to 4% per annum over the next few years. In this sector, Yell Publicidad is very much the largest publisher with a 90% share.

We operate in three countries in Latin America: Argentina, Chile and Peru. In these areas we hold strong positions in the classified directories and local search markets, which are forecast to grow between 3 and 5% per annum over the next few years.

Win

We win new customers with innovative and attractive advertising opportunities. Our high-profile brands ensure Yell's products are always front-of-mind.

Keep

We keep our customers by proving that our products work for them and delivering excellent service. By offering great value for money and delivering more leads, we satisfy our customers, encouraging them to return time after time.

Grow

The amount our customers spend with us grows as we help to grow their businesses. We introduce new products and features to provide greater choice, and we help to prove that their increased investment pays off.

Why classified directory advertising is attractive

- Classified directory advertising is a widely used and highly effective form of advertising that offers cost-efficient access to millions of buyers, most of whom have already made a decision to buy
- Compared to many other forms of advertising, classified directories give advertisers a high return on their investment in terms of exposure and leads generated
- Classified directories have a relatively stable base of small and medium-sized businesses which derive significant value from this form of advertising. This helps make classified directories relatively resilient in an economic downturn compared to other forms of more cyclical advertising, such as automotive, property and recruitment advertising
- There is future growth potential in the UK as buyers continue to use print, online and phone-based media to find sellers of products and services. Growth is particularly high in online searches
- The independent sector in the US continues to grow and with 74% of the total market in the hands of incumbents, we believe there are significant opportunities for fast-moving independent publishers offering higher value at lower cost
- The US online market is fragmented, with no dominant players and fast-developing user and advertiser expectations
- In Spain there is much untapped growth potential in directory advertising, coupled with a fast-growing economy that is fuelling increasing demand for products and services
- Latin America is relatively under-served by directory providers and offers opportunities to increase penetration in markets that are growing
- Technological advances are opening up online markets still further, offering high growth opportunities for new products

Our strategy

Our approach continues to be one of simplicity, focus and discipline. Simplicity, in that our products and services are easily understood by all our advertisers and users. Focus, in that we understand our customers' needs and ensure that all our products and processes are fully devoted to meeting those needs. Discipline, in that we are committed to our strategy and not distracted by anything that does not bring together buyers and sellers.

Our strategy of winning new customers, keeping existing customers and growing their investment with us – win, keep and grow – continues to drive our business and helps us to maintain a leadership position. We need to win new customers as they are tomorrow's lifeblood. We work hard to retain existing customers as the core of our offering to users. We grow our revenue from our customers by offering them higher value advertising or selling them other products in our portfolio.

We implement new technologies across the Group to enable economies of scale, and we transfer operational best practices between operating companies. We seek acquisitions at the right price and integrate them successfully into our existing operations. As part of our integration strategy, we harmonise our approach to reporting and governance, and maintain a responsible approach to all aspects of our operations.

Win

We win new customers with innovative and attractive advertising opportunities. Our high-profile brands ensure Yell's products are always front-of-mind.

Keep

We keep our customers by proving that our products work for them and delivering excellent service. By offering great value for money and delivering more leads, we satisfy our customers, encouraging them to return time after time.

Grow

The amount our customers spend with us grows as we help to grow their businesses. We introduce new products and features to provide greater choice, and we help to prove that their increased investment pays off.

Why classified directory advertising is attractive

- Classified directory advertising is a widely used and highly effective form of advertising that offers cost-efficient access to millions of buyers, most of whom have already made a decision to buy
- Compared to many other forms of advertising, classified directories give advertisers a high return on their investment in terms of exposure and leads generated
- Classified directories have a relatively stable base of small and medium-sized businesses which derive significant value from this form of advertising. This helps make classified directories relatively resilient in an economic downturn compared to other forms of more cyclical advertising, such as automotive, property and recruitment advertising
- There is future growth potential in the UK as buyers continue to use print, online and phone-based media to find sellers of products and services. Growth is particularly high in online searches
- The independent sector in the US continues to grow and with 74% of the total market in the hands of incumbents, we believe there are significant opportunities for fast-moving independent publishers offering higher value at lower cost
- The US online market is fragmented, with no dominant players and fast-developing user and advertiser expectations
- In Spain there is much untapped growth potential in directory advertising, coupled with a fast-growing economy that is fuelling increasing demand for products and services
- Latin America is relatively under-served by directory providers and offers opportunities to increase penetration in markets that are growing
- Technological advances are opening up online markets still further, offering high growth opportunities for new products

Our strategy

Our approach continues to be one of simplicity, focus and discipline. Simplicity, in that our products and services are easily understood by all our advertisers and users. Focus, in that we understand our customers' needs and ensure that all our products and processes are fully devoted to meeting those needs. Discipline, in that we are committed to our strategy and not distracted by anything that does not bring together buyers and sellers.

Our strategy of winning new customers, keeping existing customers and growing their investment with us – win, keep and grow – continues to drive our business and helps us to maintain a leadership position. We need to win new customers as they are tomorrow's lifeblood. We work hard to retain existing customers as the core of our offering to users. We grow our revenue from our customers by offering them higher value advertising or selling them other products in our portfolio.

We implement new technologies across the Group to enable economies of scale, and we transfer operational best practices between operating companies. We seek acquisitions at the right price and integrate them successfully into our existing operations. As part of our integration strategy, we harmonise our approach to reporting and governance, and maintain a responsible approach to all aspects of our operations.

692k
Yellow Book unique advertisers.

84%
unique printed product advertisers retained in Spain.

37%
increase in Yell.com revenue per average searchable advertiser.

Yell UK
We have a re-invigorated growth plan in the UK designed to respond to increasing demand from customers (particularly in online markets); to increasing competition across all media; and to the December 2006 findings of the Competition Commission. We believe that these factors will stimulate growth in our markets and provide us with further opportunities. Our growth plan focuses on users, who generate more leads for our advertisers, and on our advertisers through our 'win, keep and grow' strategy.

Our organisation structure reflects our channel-neutral approach to our markets. We are investing in a major advertising campaign, spearheaded by 'Here's to the people behind the numbers', to champion the enterprising people who are the bedrock of our advertiser base. And we continue to use 'proven value' statistics to prove to advertisers that our products work.

The undertakings that we gave to the OFT in April 2007 will allow us to develop more flexible pricing strategies for customers of Yellow Pages from April 2008 onwards. We are introducing new products with flexible pricing structures for Yell.com and 118 24 7 customers. These factors, and the success of Yell.com in growing usage and of 118 24 7 in attracting calls, enable us to target non-traditional customers with products that offer distinct coverage and timing options.

We continue to develop our Yell.com mobile service in anticipation of strong market growth. We are also reviewing the look and feel of our core Yellow Pages product to ensure its continued relevance to 40 million users in the UK.

Yellow Book USA
Yellow Book continues to drive and take advantage of the share-shift away from incumbents towards independent directory publishers. Competition in the independent sector has intensified, but Yellow Book is well positioned to maintain market leadership, with high brand awareness, a high quality sales force, operational effectiveness and nearly national coverage.

As with the rest of the Group, growth will be achieved through our channel-neutral 'win, keep and grow' strategy. Organic growth is our priority, through marketing and sales developments that include rolling out colour to more directories. This will be supported by a small number of new launches. To further expand our coverage, we continue to consider acquisitions where the price is right and where we can leverage value from existing sales or operational infrastructure. In the former TransWestern markets we are implementing the second year of our integration plans, with a very clear focus on increasing revenue.

We are also developing revenue from non-print channels, primarily through Yellowbook.com. We aim to make Yellowbook.com the most complete and accurate source for online business information, supported by our 'leads for less' message to advertisers. A team of experts will transfer best practice from our successful Yell.com business in the UK to Yellowbook.com.

We support usage and brand awareness by extending our highly successful TV advertising campaign, starring David Carradine as the Guru, and by leading syndicated usage studies that produce comparative usage statistics for Yellow Book and our competitors.

Yell Publicidad

We are applying a 'back to basics' approach in Yell Publicidad. In Spain we are stripping out many of the product and process complexities to allow a clear focus on our core products – Paginas Amarillas, PaginasAmarillas.es and the 11 888 service. As in our other markets, our simple 'win, keep and grow' approach will be the foundation for accelerated growth. The percentage of the business population that buy Yell Publicidad products is low. To win new customers and keep existing ones, we aim to make our core products more attractive to Spanish businesses, in the same way as we have done in both the UK and the US. We will grow the average revenue per advertiser (ARPA) through better sales management and simpler, targeted pricing.

Usage of directory products is also low relative to other developed European countries. We will increase usage through developments based on a thorough review of the comprehensiveness, scoping and distribution of print directories. Here, as in other aspects of Yell Publicidad, the transfer of best practice from UK and US management will be key.

Our operations in Chile, Peru and Argentina are successful, stand-alone businesses and we will continue to manage them through Yell Publicidad.

To support revenue and margin growth throughout Yell Publicidad we will be transferring some of our organisational and corporate practices from the UK and US, particularly in the areas of sales, marketing and production.

2. What we do to get it right

With many years of experience in classified directory advertising, our senior management team know and understand the key business drivers that create success.

Customers

We are successful in attracting buyers and sellers to our products. Our business model ensures we focus on our users and, thereby, the leads that our advertisers get. 'Proven value' statistics and usage research continue to show advertisers that they are getting valuable leads from their directory advertising and encourage new customers to advertise.

Investment in our brands, through high profile TV advertising, radio advertising and poster campaigns, supports our advertisers by attracting users to our products rather than those of our competitors. In the financial year we invested 4% of our revenue in promoting our products.

Our channel-neutral approach is important in attracting a broad range of advertisers and users. The ability of our highly skilled sales force to sell across all media, and their knowledge of our customers' businesses, is crucial to our success.

Resources
We operate from a sound financial base, with strong cash flows and access to capital that enable us to invest in our products and generate organic growth.

We make significant investments in operating systems, such as SAP in the UK and DIAD in the US, that are central to understanding and servicing customers. We outsource operations such as printing and distribution, allowing us to focus on direct interaction with our customers.

Investment in our people is vital to our success. In the UK we are one of only 33 companies ever to be recognised as an Investors in People Champion Organisation. In the US, Yellow Book USA was ranked as the fifth largest of 'The 10 Largest Sales Forces of the Best-Rated Service Companies to Sell For'.

Key relationships
We subcontract all our pre-press, print and distribution activities to experienced and trusted partners, some of whom we have been working with for more than 25 years. Our success is dependent on maintaining excellent relationships with our partners and sharing our quality expectations and values.

Protecting value
The value we create is protected through advanced Risk management processes and controls, including risk evaluation and mitigation, internal audit and business continuity plans. Further details can be found in the Governance and Responsibility section from page 27.

3. How we encourage strong performance

Organisation structure
Our corporate structure is designed to allow local management in our three operating divisions – Yell UK, Yellow Book USA and Yell Publicidad – a high degree of autonomy, but with clear corporate guidance and strong governance.

We share best practice and expertise throughout the Group, but minimise corporate overheads by operating 'virtual' teams for managing matters such as external reporting, corporate responsibility and risk management.

People
We seek to attract, retain and develop the very best people. We have a robust incentive and reward framework that takes account of industry and comparable company practices, and we pay our people according to their skills and performance. Our people have access to the training and development they need to perform to their capabilities and to unlock their potential.

Leadership
Our senior management team set clear objectives for each of our operating divisions. We pride ourselves on the clarity of our purpose and strategy, and on the effectiveness of the communication processes that ensure they are understood by all our people.

We place particular emphasis on leadership. As examples, in the last financial year, we launched a leadership programme for senior managers and the Developing Potential Scheme for other managers in Yell UK, and we are recognised under the Investors in People Leadership and Management Model. In the US, we launched a Leadership Core Competencies Program to clearly define what is expected of our leaders.

Yellowbook.com unique visitors million


FY04
0.5
FY05
1.3
FY06
2.4
FY07
6.1

Values and culture
Our Guiding Principles of Excellence, Responsibility, Reliability and Integrity apply across the Group and define how we work. Our culture is one of continuous improvement, where the pursuit of business excellence and the celebration of success go hand-in-hand with accountability for our actions and a clear focus on delivering our commitments.

Our Code of Ethics defines the ethical behaviour required of all Yell employees, while job profiles and objectives define the performance levels and behaviours expected.

4. How we know we are getting it right

Our management systems ensure that we are able to identify key business drivers.

Reporting systems
We use scorecards extensively, at all levels of the Group, to track our key performance indicators (KPIs). Monthly reports communicate progress made in key business areas and in major projects to our executive team and to the Board. We use internal and external auditors to confirm the accuracy and appropriateness of financial and non-financial performance indicators.

We consider two types of indicators: outputs, through which we measure the success of our activities, and inputs, which we use to predict our outputs. We report externally on some of our most important measures (see page 21 for results).

Input indicators
Customer measures include retention rates for different customer segments, growth in new customer numbers, and customer satisfaction, which is monitored by third party research.

Process measures such as error rates and customer service efficiency show us the effectiveness of our operations.

Organisation measures such as employee satisfaction, sales people turnover and employee volunteering levels indicate the effectiveness of people management policies.

Output indicators
Our three primary financial outputs are revenue, EBITDA and cash flow. Other indicators of our success include numbers of unique advertisers, usage of our printed directories, visitors to our websites, charitable donations and greenhouse gas emissions.

Awards
Although we do not target external recognition, we view awards as a useful indicator of our success. Recent awards include our second Queen's Award for Enterprise (April 2007) and our continued inclusion in the Global 100 list of the world's most sustainable companies (January 2007).

Yell.com searchable advertisers 000s


FY03
75
FY04
103
FY05
141
FY06
174
FY07
196

5. Our strategy in action and how this positions us for the future

UK

We grew our UK business revenue by 3% to £720 million. Growth was driven by a 61% increase in revenue from Yell.com to £96 million, while revenue from our printed directories, Yellow Pages and Business Pages, decreased 3% to £601 million.

We continue to develop Yell.com. We now have 196,000 unique searchable advertisers, a 13% increase on the previous year. Our measure of online advertiser growth – revenue per average searchable advertiser – increased by 37%, partly as a result of the take-up of local premium links by larger businesses which benefit in particular from leads delivered through keyword searches. Keyword searching has revolutionised the way users search on Yell.com. Searches can now be made on brands and products unrelated to classification, delivering better quality sales leads to advertisers. We have also introduced an online shopping and price comparison service.

Visitors to Yell.com have increased by 12% from March last year, to 8 million.

We have capitalised on the developing mobile internet market, launching two new services – application-based and browser-based – offering UK mobile internet users the most advanced and feature-rich services of their kind.

Advertiser numbers in our printed products were down slightly at 450,000 compared to 462,000 the previous year, due to the very competitive market. Despite this, we stabilised retention at 75% and, once again, acquired more than 100,000 new advertisers.

Yellow Book USA

Our US operations delivered another year of strong growth, with total revenues growing 10% to £1,014 million. We grew Yellow Book advertisers by 42%, largely as a result of our acquisition of TransWestern Publishing in July 2005. Advertiser retention declined slightly from 70% to 69%, reflecting our continued focus on integration. We have now completed the integration, with new sales management in place and the introduction of new sales training and support. Overall, we have achieved a significant reduction in the turnover of sales people.

In print we achieved 10% organic growth, of which 5% was from same market growth and 3% from new launches. 118 directories acquired from other publishers were published under the Yellow Book brand. We launched 35 new directories in 2007 including our Atlanta, Denver and Phoenix directories. We also extended our reach to Hawaii. We now publish directories in 47 states and the District of Columbia.

Yellowbook.com revenue grew 62% and is an important driver of organic growth. Enriched content, combined with the success of our highly acclaimed TV advertising campaign starring David Carradine, has driven an increase in usage, a rise of 154% in visitors over the previous year. We launched WebReach, a fully-managed search engine advertising programme, whereby we sell bundled clicks onto search engines.

The independent syndicated usage survey, of which Yellow Book is a key advocate, has been running for over a year and continues to provide evidence of the strength of our brand and market position. Yellow Book receives on average more than 34% of usage in the markets studied. Further evidence of the strength of our brand is that Yellow Book has been chosen by the American Brands Council as one of 'America's Greatest Brands'.

Yell Publicidad
On 31 July 2006 we completed the acquisition of TPI, the leading provider of directory services in Spain and holder of significant positions in Chile, Argentina and Peru. We have renamed TPI 'Yell Publicidad' and have made good progress on their integration into the Group, focusing on the core business. In the eight months since acquisition we have consolidated revenue of £341 million.

Key to our strategy is a 'back to basics' approach that aims to strip unnecessary complexity out of the sales operation and products. We have appointed three of Yell UK's sales and marketing managers to support the Yell Publicidad team in achieving this, combining local knowledge with proven 'best practice' from the UK. During our first year we have rationalised our product offerings from sixteen to seven.

In January 2007 we signed new contracts for printing and paper suppliers, leveraging our international buying power and paving the way for future efficiencies. We have made good progress towards rationalising our pre-press activities and directory distribution.

In April 2007 we bought Argentina's telephone directory business, Publicom, from Telecom Argentina. This acquisition consolidates our leading position in Argentina and builds on our success with Paginas Doradas. We also sold TPI Brazil in March 2007.

Regulation
December 2006 saw the long-awaited outcome of the Competition Commission's review of Classified Directory Advertising Services in the UK. The outcome was good, representing a shift in the Competition Commission's thinking and giving us considerable future flexibility. From April 2008 we can increase prices of our Yellow Pages products by headline retail price inflation (RPI), rather than the current RPI-6%. This will enable us to offer our customers more precisely tailored discounts. We can also introduce guides and other locally targeted printed products. We believe the outcome of this review has left a clear signal that the OFT should review the very existence of price controls in three years time, and we continue to maintain that there is no further need for restrictions in the very competitive and rapidly evolving UK market.

Outlook
We are confident of delivering further growth with high margins and strong cash flows in the 2008 financial year.

In the UK, we expect to sustain the rate of revenue and margin growth, driven by continued rapid online growth, with the benefit of relaxed regulation in the following year. At Yell Publicidad, we will continue our 'back to basics' approach and we expect to make good progress towards achieving the full benefit of revenue and margin expansion in the following year. In the US, we will rise to the challenge of heightened competition and take advantage of any future shake-out in the market.

Overall, we are well positioned to take advantage of the continued opportunities in all our markets and we will maintain our 'win, keep and grow' strategy and the investment in our brands and our business.

John Condron
Chief Executive Officer

2

Here's to... managing our performance

The following pages review our operational and financial performance in 2007.

Performance review



Chief Financial Officer's review



John Davis
Chief Financial Officer

Group

Yell has had another good year with good growth, high margins and strong cash generation, meeting the financial expectations as set out in last year's annual report. We are confident that our strategy and investment in the business will drive future profitable growth in spite of increased challenges in the US market.

Group turnover grew by 28% to £2,075 million, adjusted EBITDA grew 35% to £678 million, and operating cash flow increased 21% to £542 million.

Revenue (£m)

	2006	2007	Growth
Yell UK	699	**720**	3%
Yellow Book US	922	**1,014**	10%
Yell Publicidad SA	–	**341**	
Group	1,621	**2,075**	28%

Adjusted EBITDA (£m)

	2006	2007	Growth
Yell UK	245	**253**	3%
Yellow Book US	258	**297**	15%
Yell Publicidad SA	–	**128**	
Group	503	**678**	35%

Operating cash flow (£m)

	2006	2007	Growth
Group	447	**542**	21%

At constant exchange rates we grew Group revenue by 33%, grew adjusted EBITDA by 39% and increased operating cash flow by 24%. The average effective US dollar exchange rate in 2007 was $1.90 to £1.00 versus $1.77 last year. The results benefited from acquisitions, but organic growth was strong with 7% revenue growth at constant exchange rates.

Yell UK

Yell.com's 61% revenue growth continued to drive overall growth in the UK.

UK operations (£m)

	2006	2007	Growth
Revenue			
– Printed directories	619	**600**	(3%)
– Yell.com	60	**96**	61%
– Other	20	**24**	18%
Total	699	**720**	3%
Adjusted EBITDA	245	**253**	3%
Margin	35%	**35%**	

The 3% decline in revenue from UK printed directories was in line with the regulatory price cap reduction. The regulatory price cap of RPI-6% required us to reduce Yellow Pages rate card prices by an average of 2.8% during the year and restricted our ability to compete effectively through innovative marketing initiatives. Despite the price reduction the average revenue per unique advertiser decreased by only 0.4%. Retention was stable at 75%; however, competitive pressures brought our total number of unique print advertisers down 3% to 450,000.

Yell.com's revenue grew 61% with growth of 13% in searchable advertisers at 31 March to 196,000. Unique users grew 12% compared with last year and we grew recognised revenue per average searchable advertiser 37%, mainly through selling higher value products to existing customers.

The UK adjusted EBITDA growth was 3% with the overall UK adjusted EBITDA margin flat at 35%.

The relaxation of regulation in the UK will provide us with greater marketing freedom to expand the benefits of advertising in our products and so increase future sales volumes. Even though our marketing and sales under the new regulation will begin in 2008, the effects of these efforts will not be felt until the 2009 financial year.

In 2008 we expect the total UK business to achieve revenue growth of around 3%, entirely on the back of continued growth in Yell.com. We expect the overall UK EBITDA margin to remain stable at the 2007 level.


UK business revenue £m
2006
699
2007
720
3%
US business revenues £m
2006
922
2007
1,014
10%
UK adjusted EBITDA £m
2006
245
2007
253
3%
US adjusted EBITDA £m
2006
258
2007
297
15%

Yellow Book USA

Yellow Book delivered excellent growth again and represents a little under half of Group revenue.

US operations

	2006	2007	Growth
Revenue ($m)	1,636	**1,932**	18%
Adjusted EBITDA ($m)	458	**566**	24%
Margin	28%	**29%**	
Exchange rate £:$	1.77	**1.90**	
Revenue (£m)	922	**1,014**	10%
Adjusted EBITDA (£m)	258	**297**	15%

Total US dollar revenues grew 18% with organic growth contributing 10% and the balance coming from acquisitions, including TransWestern.

Organic growth of 10% comprised contributions from same market growth (growth of existing directories) of 5%, launches of 3% and internet growth of 2%. Yellow Book increased unique advertisers by 42% to 692,000, the majority arising from the acquisition of TransWestern. Also reflecting the integration of TransWestern, average revenue per unique advertiser was slightly up at $2,694 and retention was slightly down at 69%.

Yellowbook.com revenue grew 62%. Significant growth in usage is illustrated by the growth in visitors. There were 6.1 million unique visitors in March compared with 2.4 million in the previous year. Searchable advertisers fell 3% at 31 March 2007, to 380,000 and revenue per average searchable advertiser increased from $123 to $178.

Adjusted US dollar EBITDA grew 24% and the profit margin increased from 28% to 29% in the year.

Increased competition in the US means that we expect to achieve around 3% organic growth in the 2008 financial year, driven by launches and internet growth. In addition, we expect around $20 million revenue from the first time publication of directories we have already acquired. We expect margins to be stable at the 2007 level.

Yell Publicidad

We acquired the operations of Yell Publicidad in July 2006. We have consolidated €507 million (£341 million) of revenue and €191 million (£128 million) of adjusted EBITDA. The average effective exchange rate was approximately €1.49 to £1.00 during the eight months since acquisition.

Printed directory revenue in Spain grew 1% on a like for like basis in the last twelve months. Yell Publicidad adjusted EBITDA was £128 million in the eight months since acquisition and the margin was 38%, which reflects the weighting of directory publications towards the second half of the year. The underlying margin over the last twelve months was 34%. The integration of Yell Publicidad is progressing well with the adoption of our 'back to basics' approach, the effects of which will begin to be felt in 2008.

In the 2008 financial year we expect revenue growth of around 5% from those businesses that we expect will continue to be part of our portfolio of businesses. We expect an additional €20 million in revenue from the Argentine acquisition in April. We expect margins of around 37%, taking into account the disposal of low margin businesses. The early delivery of operational synergies will enable us to increase investment and maintain margin improvement.

Group operating cash flow £m


2006
447
2007
542
21%

Cash flow

Adjusted operating cash flow (£m)

	2006	2007	Growth
Adjusted EBITDA	503	**678**	35%
Working capital increase	(23)	**(90)**	
Capital expenditure	(33)	**(46)**	
Adjusted operating cash flow	447	**542**	21%
Cash conversion	89%	**80%**	

The Group converted 80% of adjusted EBITDA to cash, as compared with 89% last year, when conversion benefited from the timing of working capital improvements. Operating cash flow increased 21% to £542 million, or 24% at constant exchange rates.

Free cash flow (£m)

	2006	2007	Growth
Adjusted operating cash flow	447	**542**	21%
Exceptional items paid	(4)	**(2)**	
Interest and tax	(125)	**(359)**	
Pension deficit repair	(65)	**–**	
Free cash flow	253	**181**	(28)%
Dividends	114	**133**	16%

After payments for exceptional items, interest and tax, we created £181 million of free cash flow in the year. This free cash flow was suppressed by £69 million of costs associated with refinancing the Group and £2 million of paid post-acquisition restructuring costs. Our interim dividend payment, combined with the proposed final dividend, represents 73% of the 2007 free cash flow, compared to 45% in 2006.

Interest and tax

During the year Yell's interest expense before exceptional costs rose to £221 million driven mostly by the higher borrowings arising from the acquisition of Yell Publicidad.

Interest (£m)

	2006	2007	Growth
Average net debt	1,709	**3,099**	81%
Average interest rate	7.3%	**7.1%**	
Net interest expense, before exceptionals	125	**221**	77%

We refinanced our debt at the time of the acquisition, drawing funds from a new credit facility to settle all amounts previously owed to banks and bondholders. When we refinanced our debt we followed our policy of natural currency hedging by balancing US debt with US earnings and Euro debt with Euro earnings. Around 40% of our net debt is US dollar denominated and around 20% is Euro denominated.

Savings from settling the high yield bonds, which carried an average interest rate of 11.3% were offset by increases in variable interest rates during the year and higher interest rate margins associated with our increased leverage. We expect interest rates to be similar next year, because we have fixed interest rates on 96% of our debt until June 2009 with 50% fixed thereafter until March 2011.

Tax (£m)

	2006	2007	Growth
Adjusted profit before tax	354	**419**	18%
Effective tax rate	34%	**33%**	
Adjusted tax charge	120	**139**	16%

Corporate tax rates were approximately 30% in the UK, 38% in the US and 35% in Spain. Our effective tax rate reflects, and will continue to reflect, the relative weighting of profit from different tax jurisdictions.

The tax paid in the year was 19% of adjusted profit before tax, reflecting the benefit of tax allowable amortisation in the US.

Earnings per share pence


2006
32.8
2007
35.5
8%

The effective tax rate on reported profit before tax benefited from a one-off exceptional tax credit of £46.6 million. This benefit arose from remeasuring the value of net deferred tax liabilities in Spain when legislation was enacted to reduce future statutory tax rates from 35% to 30%. We do not expect that the effect of the proposed legislation in the UK to reduce statutory tax rates from 30% to 28% will be material.

In 2008 we expect an effective tax rate of around 31% on profit before exceptional items, amortisation and tax. We expect to pay taxes of about 20% of 2008 profit before exceptional items, amortisation and tax.

Adjusted earnings

Overall, adjusted diluted earnings per share grew by 8% to 35.5p.

Earnings (£m) **per share** (pence)

	2006	2007	Growth
Adjusted EBITDA	503	**678**	35%
Depreciation and amortisation of software costs	(24)	**(38)**	
Net financing charges	(125)	**(221)**	
Adjusted profit before tax	354	**419**	18%
Tax	(120)	**(139)**	
Adjusted profit after tax	234	**280**	20%
Minority interests	–	**(3)**	
Profit to Yell shareholders	234	**277**	18%
Diluted number of shares (millions)	712	**780**	
Adjusted diluted earnings per share (pence)	32.8	**35.5**	8%

This headline earnings figure is adjusted for a number of items to show more clearly the underlying trends in performance. These included a net charge of £9 million (net of tax) for post-acquisition restructuring activities in Yell Publicidad and Yellow Book USA, financing charges of £25 million (net of tax) incurred to refinance the Group at the time of the Yell Publicidad acquisition, a £4 million (net of tax) loss on the disposal of the Brazilian operations, offset by a £47 million tax credit for the change in Spanish tax rates.

The underlying earnings per share growth, for which we also adjust the effects of the weakening US dollar and the timing of the share placement, was 13.1%.

Balance sheet

The table below summarises the main assets and liabilities of the Group.

Balance sheet (£m)

	2006	2007
Goodwill and other intangibles assets	2,686	**4,875**
PP&E and investments	59	**103**
Deferred tax assets	140	**143**
Net working capital	386	**515**
Deferred tax liabilities and net pension obligations	(171)	**(525)**
Net debt	(1,994)	**(3,662)**
Net assets	1,106	**1,449**

Goodwill and other intangible assets are the largest items on Yell's balance sheet. These largely arose from business acquisitions.

The book value of intangible assets shown in the table is a historical cost figure largely based on third-party valuations at the time of acquisition. Goodwill is the value attributed to the workforce and the expected synergies and growth of the acquired operations at the date of acquisition.

Property, plant and equipment (PP&E) are mainly property and buildings in Spain and the US and computer equipment in all our operations. Printing presses and associated plant are owned by our printing suppliers.

Net debt is currently 5.2 times EBITDA on a pro forma basis, as though Yell Publicidad was part of our Group for the entire year. The strong cash flow characteristics of the Group allow us to support this level of debt.

The movement in net debt for the year ended 31 March 2007 arose as follows.

Net debt (£m)

	2007
Net debt at 1 April 2006	**1,994**
Free cash flow	**(181)**
Acquisitions, net of cash, plus debt acquired	**2,298**
Net cash inflow on disposal of subsidiary	**(4)**
Net own shares issued and purchased	**(343)**
Dividends paid	**122**
Interest payments not affecting net debt	**(47)**
Net financing costs increasing debt	**10**
Currency movements	**(187)**
Net debt at 31 March 2007	**3,662**

Liquidity
Apart from significant acquisitions, which we have financed through a combination of issued shares, borrowings and cash flow from operations, we have funded our existing business largely from cash flows generated from our operations. We have access to a £400 million revolving credit facility of which £97 million was drawn down at 31 March 2007. The facility is available for general business purposes, including any potential acquisitions. We believe that we have sufficient working capital in conjunction with the revolving credit facility to meet our operating and capital expenditure requirements in 2008.

Pensions
We operate a defined benefit pension scheme for people employed in the UK before 1 October 2001. The pension deficit for this scheme declined from £40 million last year to £27 million at 31 March 2007. This decline is largely the result of changes in the corporate and government bond yields that are the benchmarks for determining certain key assumptions that we use to value our liabilities as required by IFRSs. We discuss the sensitivity of these assumptions on page 40. For the people employed in the UK after 30 September 2001 and employees in the US and Spain, we do not have pension plans where we have to record a net asset or net liability.

Control environment
We have undertaken a considerable amount of work to improve our internal control procedures to a standard that we believe would satisfy the demanding requirements followed by US Securities and Exchange Commission registrants. Please refer to a more detailed discussion of this topic in the section 'Risk management' on page 34.

Outlook
We believe that growth will be maintained going forward in all our businesses. This growth will be enhanced by the relaxation in UK regulation and the successful integration of Yell Publicidad, which is another geographic platform for growth.

Looking forward to the 2008 financial year and assuming constant exchange rates, we expect overall Group revenue growth of around 9% of which around 4% will be organic growth. We expect Group adjusted EBITDA margins to be around the same level as in 2007 and we expect to convert around 80% to 85% of adjusted EBITDA to cash.

Yell is positioned to continue growing in the competitive and dynamic markets in which it operates. We will continue to strike the right balance between return of cash to shareholders, leverage and investment for the future.



John Davis
Chief Financial Officer

Three year financial summary

	Year ended 31 March 2005 £m	Year ended 31 March 2006 £m	**Year ended 31 March 2007 £m**
Group income statement information			
Group revenue	1,285.3	1,621.3	**2,075.1**
Group adjusted EBITDA[a]	393.0	502.9	**677.5**
Group operating profit	327.7	449.9	**512.0**
Net finance costs	(93.3)	(132.5)	**(257.6)**
Loss on disposal of subsidiary	–	–	**(6.4)**
Profit on ordinary activities before taxation	234.4	317.4	**248.0**
Tax on profit on ordinary activities	(71.9)	(105.1)	**(31.7)**
Profit for the financial year	162.5	212.3	**216.3**
Attributable to:			
Minority interests	–	–	**3.6**
Equity shareholders of the Group	162.5	212.3	**212.7**
	162.5	212.3	**216.3**
Group balance sheet information			
Current assets	679.3	847.5	**1,283.3**
Total assets	2,542.4	3,732.2	**6,404.0**
Loans and other borrowings falling due within one year	(91.3)	(292.9)	**(224.3)**
Net current assets	301.1	129.3	**370.8**
Total assets less current liabilities	2,164.2	3,014.0	**5,491.5**
Loans and other borrowings falling due after more than one year	(1,070.3)	(1,729.6)	**(3,505.0)**
Other non-current liabilities	(168.8)	(178.6)	**(537.9)**
Net assets	925.1	1,105.8	**1,448.6**
Capital and reserves attributable to equity shareholders	925.1	1,105.8	**1,438.5**
Minority interests	–	–	**10.1**
Total equity	925.1	1,105.8	**1,448.6**
Other financial information			
Depreciation and amortisation	(23.0)	(53.6)	**(156.6)**
Capital expenditure[b]	(24.0)	(32.9)	**(45.7)**
Net cash inflow from operating activities	254.1	286.2	**226.6**

(a) EBITDA is not a measurement of performance under IFRSs. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this document to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. EBITDA is one of the key measures that we use to assess our success in achieving growth and operational efficiencies. See the reconciliation of Group operating profit to EBITDA in note 2 to the financial statements.

EBITDA comprises total Group operating profit before depreciation and amortisation, both being non-cash items. Adjusted EBITDA in the year ended 31 March 2007 excluded restructuring costs arising from the Yell Publicidad acquisition of £4.4 million, and from US acquisitions of £4.5 million. Adjusted EBITDA in the year ended 31 March 2006 excluded costs of £4.4 million arising from the TransWestern acquisition, and an exceptional credit of £5.0 million from releasing a provision for IPO costs. Adjusted EBITDA in the year ended 31 March 2005 excludes exceptional one-off items comprising £36.5 million of lawsuit costs associated with a Yellow Book advertising campaign and a £5.8 million adjustment to goodwill for previously unrecognised net operating losses.

(b) Capital expenditure represents cash expenditure on property, plant and equipment, net of sales proceeds.

Key performance indicators

The following table sets out the key performance measures we monitor in order to evaluate progress against our three part strategy of winning, keeping and growing customers. The relative focus on these three parts will vary from period to period which necessarily leads to trade-offs between the performance measures. The over-reaching benchmark of the success of our strategy is our revenue growth. For further details, see the Chief Financial Officer's review beginning on page 16.

Unaudited	Year ended 31 March 2006	Year ended 31 March 2007	Change %
Yell UK			
Printed directories			
Unique advertisers (thousands)[a]	462	**450**	(2.6)
Directory editions published	113	**113**	
Unique advertiser retention rate (%)[b]	75	**75**	
Revenue per unique advertiser (£)	1,341	**1,335**	(0.4)
Internet			
Searchable advertisers at 31 March (thousands)[c]	174	**196**	12.6
Searches for March (millions)	32	**33**	3.1
Unique users for March (millions)[d]	6.8	**7.6**	11.8
Revenue per average searchable advertiser (£)[e]	378	**518**	37.0
Yellow Book USA			
Printed directories			
Unique advertisers (thousands)[a][f][g]	489	**692**	41.5
Directory editions published[g]	599	**969**	
Unique advertiser retention rate (%)[b][f][g]	70	**69**	
Revenue per unique advertiser ($)[g][h]	2,690	**2,694**	0.1
Internet			
Searchable advertisers at 31 March (thousands)[c]	391	**380**	(2.8)
Unique visitors for March (millions)[i]	2.4	**6.1**	154.2
Revenue per average searchable advertiser ($)[e]	123	**178**	44.7
Yell Publicidad (Spain)[j]			
Paginas Amarillas classified directories			
Unique advertisers (thousands)[a]		**191**	
Directory editions published		**92**	
Unique advertiser retention rate (%)[b]		**84**	
Revenue per unique advertiser (€)		**1,081**	

See notes to table on following page.

(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) Unique customers with a live contract at month end. These figures refer only to those advertisers for whom users can search. They exclude advertisers who purchase only products such as banners and domain names.

(d) The number of unique users who have visited Yell.com once or more often in the indicated month. Unique users are measured according to independently established industry standard measures.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue in the year by the average number of searchable advertisers in the year. (Yell.com year ended 31 March 2007 – 185,000; year ended 31 March 2006 – 158,000). Yellowbook.com revenue per average searchable advertiser is calculated by dividing the recognised revenue in the year by the average number of searchable advertisers in the year. (Yellowbook.com year ended 31 March 2007 – 386,000; year ended 31 March 2006 – 344,000).

(f) As a result of the progress in the US towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to an overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the year ended 31 March 2006 for any duplicated records in that year. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(g) The 2006 figures relate only to Yellow Book and do not include TransWestern. The 2007 combined figures are presented after eliminating duplicate advertisers. Results for TransWestern for 2006 were: unique advertisers – 133,000; directories published – 236; revenue per unique advertiser – $2,086; retention – 69%.

(h) The figure for the year ended 31 March 2006 has been restated to exclude internet revenues previously included in the calculation.

(i) The number of individuals who have visited Yellowbook.com at least once in the month shown. In the year ended 31 March 2007 we changed our data provider; we have not adjusted the previously reported figure for the year ended 31 March 2006.

(j) Figures given for Yell Publicidad in Spain refer only to the period since acquisition, ie 1 August 2006 to 31 March 2007. They are not comparable to figures previously reported by Telefónica Publicidad e Información, SA.

Senior management team

Our senior management team combines extensive experience in our industry with fresh ideos from other backgrounds. They share a clear vision, a commitment to best practice across the Group, and a track record of executing our strategy.



John Condron
Chief Executive Officer
Responsibilities
John leads the Yell Group and has built it into the leading international directories company that it is today.

Highlight of the year
John led our move into Spain and Latin America with the purchase of Telefónica Publicidad e Información, since renamed Yell Publicidad. He has focused the team on its integration and development via a 'back to basics' approach. In addition, John led our team in the Competition Commission's review of UK Classified Directory Advertising Services, which led to a relaxation of the regulatory regime that was introduced ten years ago.



John Davis
Chief Financial Officer
Responsibilities
John ensures we manage shareholder expectations, while continuing to invest in long term growth with an optimal capital structure.

Highlight of the year
John has worked very closely with our CEO on the acquisition of Yell Publicidad and is engaged in achieving the integration plans. He also led the refinancing of Group debt in the summer.



Ana Garcia Fau
Chief Executive Officer, Yell Publicidad
Responsibilities
Ana leads our Yell Publicidad business in Spain and Latin America.

Highlight of the year
Ana has worked closely with Yell UK management on the integration and implementation of a growth strategy for Yell Publicidad.



Joe Walsh
Chief Executive Officer, Yellow Book USA
Responsibilities
Joe leads our Yellow Book USA business and is a key driver of the strategies that have made it the leading independent publisher in the US.

Highlight of the year
Joe oversaw the integration of TransWestern Publishing, and the growth of Yellow Book's footprint and revenues.



Howard Rubenstein
Company Secretary
Responsibilities
Howard is our Group Company Secretary and also leads our UK Legal and Corporate team.

Highlight of the year
Howard's focus has been the acquisition of Yell Publicidad, and the implementation of our governance and responsibility approach in Spain and Latin America.



Phil Barr
Head of Human Resources, Yell UK
Responsibilities
Phil leads our Human Resources team in the UK and supports the Remuneration Committee on specific issues.

Highlight of the year
Phil's focus has been on attracting, retaining and developing the people who create and maintain Yell's success.



Steve Chambers
Chief Commercial Officer, Yell UK
Responsibilities
Steve leads the Sales and Customer Service teams who deliver our 'win, keep and grow' customer strategy in the UK.

Highlight of the year
Under Steve's leadership we introduced significant customer service improvements, with a corresponding increase in customer satisfaction.



Eddie Cheng
Chief Development Officer
Responsibilities
Eddie has taken Yell.com from its concept to the major growth engine it is today.

Highlight of the year
Eddie has recently taken on the role of Chief Development Officer for the Group, with responsibility for international business development in the non-print markets.



Paul Fry
Director of Strategy
Responsibilities
Paul is responsible for strategic development and UK planning, and takes a leading role in significant corporate changes and acquisitions.

Highlight of the year
Paul headed our Competition Commission review working party in the successful drive for a more flexible regulatory regime. He also played a key role in the acquisition of Yell Publicidad and in refocusing it on core products.



Jim Haddad
Chief Financial Officer, Yellow Book USA
Responsibilities
Jim is responsible for all financial, treasury and human resources operations for Yellow Book.

Highlight of the year
Jim led improvements in the communication of employee benefits, credit approval and finance processes in line with Sarbanes-Oxley compliance.



Jim McCusker
Chief Sales Officer, Yellow Book USA
Responsibilities
Jim leads our 6,000 sales personnel in the US.

Highlight of the year
Jim continued to drive US sales growth including new market launches and acquisitions to further expand Yellow Book's national footprint.



José Luis Renedo
Chief Financial Officer, Yell Publicidad
Responsibilities
José Luis is responsible for all financial operations across Yell Publicidad in Spain and Latin America.

Highlight of the year
José Luis has ensured resources were reallocated from non-core activities into the core business to sustain future growth.



John Satchwell
Operations Director
Responsibilities
John leads Yell UK's technology development, directory production, printing, distribution, purchasing and order processing teams.

Highlight of the year
John has been supporting Yellow Book and Yell Publicidad in the development of their operations and identification of synergies.



Helen Stevenson
Chief Marketing Officer, Yell UK
Responsibilities
Helen leads our UK marketing teams in the development and support of our 'win, keep and grow' customer strategy across all channels.

Highlight of the year
Helen launched our new advertising campaign and re-aligned our UK marketing teams to better support our customer strategies.

Our people

Our people are the foundation of our continued success. We value diversity and our aim is to recruit and retain the very best people, and to help them achieve their full potential. Everyone shares our ethical values, our commitment to our strategy, and is proud to be part of our successful organisation.

A great place to sell

Yellow Book USA was ranked as the fifth largest of 'The 10 Largest Sales Forces of the Best-Rated Service Companies to Sell For'.

13 weeks

To ensure they perform at their best, we invest 13 weeks of training in all our new Yell Publicidad sales managers in Spain.

Tell a friend

89% of people who work for Yell UK would recommend it as a great place to work.

An elite club

Yell UK is one of only 33 companies ever to be recognised as an Investors in People Champion Organisation.

President's Achievement Award

This distinguished honour is awarded to those who go above and beyond to make Yellow Book USA a highly successful organisation.

62,000 hours

Last year our people across Chile, Argentina and Peru received more than 62,000 hours of training.

3

Business review

Here's to...
building trust through responsible management

Our Governance and Responsibility vision is to provide our shareholders and other stakeholders with confidence that Yell is a well-managed and responsible company.

Governance and Responsibility



Governance and Responsibility

Excellence

Responsibility

Reliability

Integrity

We report on Governance and Responsibility in our Annual and Corporate Responsibility reports and we provide online information at www.yellgroup.com. We seek to provide commentary on the activities and programmes that support our Governance and Responsibility framework, including reporting our performance against targets.

On the following pages we report specifically on The Yell Way, responsibility, brand integrity, accountability and openness and risk management. Further information on our Responsibility achievements is available at www.yellgroup.com and in the separate Corporate Responsibility report bound within this report.

The Yell Way
The Yell Way covers the range of processes, approaches and behaviours – such as values, leadership, planning, performance management and ethical standards – that define good management in Yell.

We seek feedback from our people on a wide range of topics through day-to-day contact, team meetings and, in the UK, through our annual employee feedback survey 'Tell Yell'. Our UK survey results are benchmark best and we are encouraging our other operating units to undertake similar surveys.

Each year we make a significant investment in employee communications to ensure that everybody knows and understands Yell's objectives, to ensure everyone is kept up-to-date with progress against plans, and to ensure comprehensive communication of local and Group news.

Responsibility

This section summarises our approach to Corporate Responsibility (CR) and our achievements during 2007. Full details can be found in the Responsibility section of our website – www.yellgroup.com. Our CR report includes case studies that illustrate our programme.

CR activity is devolved to functional managers throughout the business, but is coordinated by a series of steering groups, headed by our Company Secretary. Our Chief Executive Officer has overall responsibility for CR.

We receive much recognition for our CR activities including inclusion in the Global 100 list of the world's most sustainable companies, listings in the Dow Jones Sustainability Indexes and FTSE4Good index and, most recently, our second Queen's Award for Enterprise in recognition of our approach to sustainable development.

We manage CR in four areas:

Corporate practice

In the UK we have maintained our registration to ISO 14001, ISO 9001:2000, OHSAS 18001, ISO/IEC 20000-1:2005 (formerly BS 15000) and TickIt. We are recognised as an Investors in People Champion organisation and, as winners of the European Quality award in both 1999 and 2004, we share our business approach and processes with a wide range of European companies.

Environment

A responsible approach to the environment is essential for the future sustainability of our business. We work with our key business partners to ensure our impact on the environment is minimised throughout our operations.

We are committed to helping manage climate change. We expanded our measurement of CO_2 emissions from just Yell UK previously, to parts of our Spanish operations. Our CO_2 equivalent emissions for these areas were 35,977 tonnes.

Workplace

People are the foundation of our continued success. We value diversity and our aim is to recruit, retain and develop the very best people, and to provide them with a challenging and rewarding career.

In 2006 we launched our Code of Ethics to everyone in Yell UK and Yellow Book USA to give guidance on the ethical behaviour required of them, and to support our Guiding Principles, especially that of 'Integrity'. In 2007, following its acquisition, we rolled out our Code of Ethics to people in Yell Publicidad. Now, everyone in Yell has access to the Yell Whistleblowing Line that allows them to report, in a secure and confidential manner, any cases of unethical behaviour. Our Code of Ethics is available in English and Spanish at www.yellgroup.com.

Community

We support the communities in which we operate and encourage our people to get involved in 'making a difference'. This raises our brand profile and helps develop the wider skills of our people.

This year, Yell Group invested £1.13 million in its communities, 0.2% of our Group pre-tax profits. This includes cash donations, our people's time and in-kind giving.

Brand integrity

Yell's high profile brands and our successful, market-leading products enable us to attract and retain employees and customers. Strong branding adds value and profitability by enhancing consumer awareness, quality perception and customer loyalty.

Yell actively enforces and defends its intellectual property rights which enables us to focus on getting the best from the Yell brand portfolio. We have audited our registered intellectual property rights – including trademarks, designs, and domain names – to ensure we are best positioned to exploit the opportunities they present. We continually review and enforce our database, copyright and other non-registerable rights and have invested in new technologies to prevent the unauthorised extraction of data from Yell.com. All of these actions are complemented by a readiness to defend our rights through the Courts.

We train all our sales people to sell fairly and we monitor their compliance.

Accountability and openness

Statement of application of principles of the Combined Code

We have applied the principles set out in the 2003 Combined Code during the period 1 April 2006 to 31 March 2007 and complied with the provisions of Section 1 of the Code during the reporting period, save as where detailed below.

The Board

Our Board comprises of two executive directors and seven non-executive directors. Six out of the seven non-executive directors are considered independent by the Company. Our Chairman, Bob Scott was independent upon his appointment.

Our executive directors are John Condron (Chief Executive Officer) and John Davis (Chief Financial Officer).

Lord Powell of Bayswater was the Senior Independent Director throughout the reporting period. All non-executive directors are available to shareholders who wish to raise issues.

With effect from 31 March 2007, Charles Carey resigned from the Board. Tim Bunting was appointed to the Board as a non-executive director with effect from 18 May 2007. Tim was a partner in Goldman Sachs, with whom Yell has an ongoing business relationship, until November 2006. Notwithstanding this, the Board considers him to be independent in both character and judgment and therefore, deemed him independent on appointment. In reaching its decision, the Board took into account the fact that Tim ceased acting as Yell's relationship manager at Goldman Sachs in July 2003 and, also, that Tim stood down from full time employment at Goldman Sachs in November 2005.

Our policy is that all directors stand for re-election (or, in the case of newly appointed directors, election) each year.

John Condron (executive director) is a full time director of companies within the Yell Group and has no other commitments to external companies, and consequently does not receive any other fees. John Davis is a non-executive director of Informa plc, and his fees from Informa are set out in the Remuneration Report. Details of our executive directors' service contracts and our non-executive directors' letters of appointment can also be found in the Remuneration Report at page 66. Letters of appointment do not set out fixed time commitments since the schedule of Board and Committee meetings is subject to change according to our requirements. All our directors are expected to demonstrate their commitment to the work of the Board on an ongoing basis.

Through February and March 2007, our Board conducted a formal evaluation of its overall effectiveness. The evaluation focused on the collective performance of our Board as well as on the performance of individual directors, our Chairman and our Company Secretary. The exercise was conducted by means of a survey completed by each director and a one-to-one discussion between each director and our Chairman. Following the survey the non-executive directors also met, with and without the Chairman present, to discuss the performance of the Board and of the Chairman.

This year's evaluation process confirmed that our Chairman and the rest of the Board have been diligent and effective in their duties during the reporting period.

Brief biographies of all our directors appear on page 62.

Operation of the Board

Our Board has overall responsibility for leading and controlling Yell and is accountable to shareholders for financial and operational performance, and for the open and transparent communication of information relevant to this performance.

Our Board recognises the division in responsibility between our Chairman (who ensures the effective working of the Board) and our Chief Executive Officer (who runs our Company). The Board has agreed a schedule of matters reserved for its decision which includes the approval of financial statements, major acquisitions, Group strategy, and governance policies. The written schedule also sets out the extent of the various delegated authorities granted by the Board.

Our directors have access to the services of our Company Secretary, Howard Rubenstein, the removal of whom is a matter reserved for the decision of the Board. Howard Rubenstein acts as secretary to all of the Board Committees.

Our Company Secretary works with our Chairman to ensure that all our directors receive sufficient information, on a timely basis, to enable the Board to run efficiently. A secure website has been established as an exclusive channel for the directors to share information, receive training material and Board papers, and generally enhance the administration of Board business.

During the reporting period, our Board successfully oversaw the acquisition of Telefónica Publicidad e Información, SA (now renamed as Yell Publicidad, SA).

At various Board meetings throughout the year, our directors received presentations by our UK, US, Spanish and Latin American senior management teams, highlighting key developments in their respective businesses and markets.

Our directors are entitled to take independent professional advice, at Yell's expense, about fulfilling their duties. Yell has also arranged appropriate Directors' and Officers' insurance cover in respect of legal action against the directors.

Our Board is scheduled to meet at least six times in any calendar year: January/February, March/April, May, July, September and November. During the reporting period, our Board met seven times and the non-executive directors met once without the executive directors present.

The following table shows the individual attendance by our directors at the Board and Committee meetings, during the reporting period ending 31 March 2007.

	Board meetings		Audit Committee meetings		Remuneration Committee meetings		Nomination Committee meetings	
	Attended	Absent	Attended	Absent	Attended	Absent	Attended	Absent
Bob Scott	7	–						
John Condron	7	–					1	–
John Davis	7	–						
Lord Powell of Bayswater	7	–	2	2				
Charles Carey	6	1			4	2	–	1
John Coghlan	7	–	4	–			1	–
Joachim Eberhardt	7	–	4	–	6	–		
Lyndon Lea	6	1			5	1	1	–
Richard Hooper	7	–						

Committees

The following Committees have been established under the overall direction of our Board. Each Committee has written terms of reference which are published on our website at www.yellgroup.com. The chairmanship, membership and terms of reference of each Committee are reviewed on an annual basis.

The following table shows the chairman and members of each Committee.

Name	Status	Audit	Committee membership and role Remuneration	Nomination
Bob Scott	Chairman, Non-Executive Director			
John Condron	CEO, Executive Director			
John Davis	CFO, Executive Director			
Charles Carey	Independent, Non-Executive Director		n (resigned 31 March 07)	n (resigned 31 March 07)
John Coghlan	Independent, Non-Executive Director	n Chairman		n
Joachim Eberhardt	Independent, Non-Executive Director	n	n Chairman	
Lyndon Lea	Independent, Non-Executive Director		n (appointed 4 November 05)	n Chairman
Lord Powell of Bayswater	Senior Independent, Non-Executive Director	n		
Richard Hooper	Independent, Non-Executive Director	n (appointed 18 May 07)		
Tim Bunting	Independent, Non-Executive Director		n (appointed 18 May 07)	

Audit Committee

The Audit Committee is chaired by John Coghlan, who we consider to have recent and relevant financial experience. The other members during the year were Lord Powell of Bayswater and Joachim Eberhardt. With effect from 18 May 2007, Richard Hooper was appointed to the Committee. The Committee consists entirely of independent non-executive directors. Our external auditors and our internal auditor attend all meetings.

The Committee assists the Board in fulfilling its duties regarding the reporting of financial and non-financial information to shareholders. On behalf of the Board, the Audit Committee examines the effectiveness of the Group's internal controls and risk management by reviewing evidence of risk assessment activity. The Committee agrees the scope of the internal audit plan and reviews it following the risk assessment activity. It reviews the annual and interim financial statements and the nature and scope of the external audit.

The Committee met four times during the reporting period.

During the reporting period, the Committee oversaw the roll out of the Group's Code of Ethics and international Yell Whistleblowing Line to our recently acquired businesses in Spain and Latin America. The Code of Ethics is available for downloading at www.yellgroup.com.

The Committee also reviewed our policy for the provision of non-audit services by our external auditors. It defined the nature of non-audit work which may be undertaken by our auditors and established a financial limit (up to £5 million per annum) on the amount of this work. Routine tax compliance and advisory services may be provided by the external auditors up to a pre-approved maximum of £1.5 million per annum (this is part of, and not additional to, the £5 million per annum). All non-audit projects above a financial limit of £250,000 must be approved by the Committee, prior to the project commencing. Regular updates are prepared for the Committee on the nature, cumulative costs and extent of non-audit services provided by our auditors.

The Committee also reviews the independence and objectivity of our external auditors. Our auditors are also required to confirm their independence at least annually.

The Committee and our Board formally reviewed the effectiveness of the systems of internal control during the last financial year.

Remuneration Committee

The Remuneration Committee is chaired by Joachim Eberhardt. The other members of the Committee were Charles Carey and Lyndon Lea. Charles Carey resigned from the Committee on 31 March 2007 and was replaced by Tim Bunting with effect from 18 May 2007. Between these dates committee composition was not in compliance with Combined Code provision B.2.1. All members of the Committee are non-executive directors, independent of management and free from any business or other relationship which could materially interfere with their independent judgement.

The Committee has responsibility for making recommendations to our Board on the policy for remuneration of executive directors and on the process for review of their performance. It also has responsibility for determining specific remuneration packages for each of our directors including pension rights, any compensation payments and the implementation of executive incentive schemes. No director may participate in discussions relating to their own terms and conditions of service or remuneration.

The Committee met six times during the reporting period.

During the year, the Committee decided that it was the appropriate time to carry out an extensive review of remuneration policy and structures for our executive directors.

As a result of the review and following consultation with our major shareholders and the Association of British Insurers (ABI), we made changes to the structure of our executive directors' remuneration packages. These changes are explained in detail in our Remuneration Report at page 66.

During the year, the Committee received advice from our Chief Executive Officer, our Company Secretary and our Head of HR Yell UK. The Committee also received advice from Deloitte & Touche LLP in respect of remuneration policy. Tax and risk management services were also received from Deloitte & Touche LLP by Yell during the year.

Our Remuneration Report appears on pages 66 to 74.

Nomination Committee

Our Nomination Committee is chaired by Lyndon Lea and its other members are Charles Carey, John Coghlan and John Condron. Charles Carey resigned from the Committee with effect from 31 March 2007. The Committee has responsibility for considering the size, structure and composition of the Board, the retirement and/or appointment of directors and ensuring that the Board has the right blend of skills and experience.

During the reporting period, following our announcement in October 2006 of Charles Carey's retirement with effect from 31 March 2007, the Board conducted an extensive but informal search for a replacement non-executive director. While neither an external search agency nor open advertising were used in the appointment of Tim Bunting, the Committee was satisfied that his appointment would bring to the Board the appropriate combination of skills and qualifications.

During the reporting year, the Committee met once.

Relations with shareholders

Our Company is committed to ongoing communication with its shareholders. This was achieved through:

- Regular dialogue and presentations throughout the year to the institutional investors, such as our Investors Forum which, this year, took place on 7 November 2006 in the US. Investor presentations were also made in respect of the acquisition of Yell Publicidad. These presentations were subsequently made available on our website www.yellgroup.com
- Consultation with our major shareholders and the ABI following a review of the remuneration policy and structures for our executive directors
- The issuing of quarterly press releases and half yearly reports
- Announcements made through the London Stock Exchange, where our shares are listed
- Our Annual General Meeting, which gives all our shareholders the opportunity to hear at first hand from our Board of Directors and to raise questions. All proposed resolutions are put to a poll vote. Shareholders who might not be able to attend the meeting are encouraged to vote by proxy
- A section dedicated to our shareholders on the Company's corporate website, www.yellgroup.com

Risk management

In this section we set out how we manage potential risks and uncertainties that could have a material effect on the Group's long-term performance and could cause actual results to differ materially from historical results. We have quantified risks arising from market fluctuations and our use of estimates under the heading 'Sensitivity analyses' at the end of this section.

The discussions regarding financial information in this business review should be read in conjunction with the audited financial statements. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements.

Risk management processes

We undertake various activities within a risk management framework to ensure that risk and uncertainty are properly managed and that appropriate internal controls are in place:

- The directors have overall responsibility for establishing and maintaining the systems of internal control and risk management, and for reviewing their effectiveness. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and to provide reasonable, but not absolute, assurance against material mis-statement or loss

- We carry out an annual detailed risk assessment to identify the nature and extent of operational and financial risks facing the Group and consider the likelihood of these risks materialising. We implement mitigation plans where we believe they are appropriate. This ongoing process has been in place for the reporting period and up to the date of approval of this annual report
- We have developed a risk-based internal audit plan to evaluate the overall provision of assurance provided by the processes managing each key risk
- The Audit Committee and senior management regularly review the risk assessment and internal audit plan
- We have voluntarily designed and implemented financial reporting controls to meet the standards required of a UK listed company complying with the US Sarbanes-Oxley Act. We have fully documented the systems, processes and key controls that produce financial reporting. We update our documentation and test the identified key controls annually. This testing is in addition to, and runs parallel with, the internal audit plan and risk assessment programme
- The Board, with advice from the Audit Committee, has completed its annual review of the effectiveness of the system of internal controls in accordance with the guidance of the Turnbull Report (updated October 2005), and is satisfied that it complies with that guidance

Strategic risk factors

The Group operates in competitive markets. In the US we have seen a significant increase in the numbers of directories launched against us, both by incumbents, particularly companion directories, and independent directory publishers. In addition we believe that the incumbents are offering more advertising at similar prices in print and online. We are addressing the competitive forces as rapidly as they arise through our products and our sales.

In all our markets we compete by ensuring our products and sales processes are tailored to the needs of our customers and users. In Spain we have reinvested in usage with the first advertising campaign for directories for many years, simplified the product range and rate card, and begun to focus sales on our 'win, keep and grow' strategy. In all our markets we focus on the value of our offering to advertisers relative to the value offered by competitors.

At present the majority of our revenue comes from printed classified directories. Competition is increasing from alternative channels of advertising such as the internet and mobile services. Our channel-neutral strategy provides opportunities to widen our customer base as we continue to develop our products. We monitor changes in technology and user preferences to identify new or enhanced channels of advertising. We also invest in improving our existing internet, telephone and mobile products.

In the 2007 financial year, 28% of the Group's revenue (Yellow Pages revenue in the UK) was subject to regulation, compared to 37% during the 2006 financial year. This regulation considerably reduced our ability to respond to competitive pressures by restricting the introduction of innovative product initiatives and pricing flexibility. In addition, the price cap limited price increases at RPI-6%. The Competition Commission has ruled that from April 2008 the pricing formula will be replaced with RPI-0% and most of the marketing restrictions will be lifted. These changes will allow us to respond more effectively to future competitive pressures. A review of the new undertakings is planned for three years' time. We will continue to present our case that regulation is not justified in this competitive market.

Our acquisition strategy is focused on businesses where we can add value to our Group through a combination of synergies and transferral of best practice. As part of our strategy for growth, we intend to continue to evaluate potential acquisitions and directory launches into new markets. We have considerable experience of integrating new businesses into the Group, giving us confidence that we can mitigate execution risk.

Operational risk factors

A significant part of our revenue comes from selling advertising to small and medium-sized businesses that tend to have limited financial resources and experience higher failure rates than large businesses. It is a normal and necessary business practice for us to offer credit terms to many of them. We mitigate the risks of incurring bad debts and longer collection times through tailored credit vetting procedures. In new markets we accept higher levels of customer churn and bad debts, because this is a necessary investment in establishing an initial presence. The diversity and size of our customer base mitigate material shifts in customer churn and increases in bad debt expense.

We rely on our sales force, which comprises 54% of our employees, to sell our products and drive revenue growth in our competitive markets. We aim to recruit and retain high quality people through our remuneration, training and development programmes.

We rely on our suppliers who work in partnership with us to deliver our products. We have long-standing relationships with most of our key suppliers, the most important of which are UPM-Kymmene Corporation, Pindar Set Ltd, Quebecor World and RR Donnelley. Paper is our single largest raw material expense, but in the 2007 financial year paper costs were equivalent to only 6% of Group revenue. We limit our exposure to market fluctuations through contracts and pricing arrangements with these suppliers.

Our trademarks and intellectual property rights, such as our Yellow Pages and Yell.com brand names in the UK, Paginas Amarillas in Spain and our Yellow Book brand name in the US, are important to our business. We rely upon a combination of copyright and trademark laws, contractual arrangements and licensing agreements to establish and protect these rights. If necessary we will use all legal remedies available to protect our rights.

Although we take steps to mitigate the following risks, we do not consider them to be material to the financial standing of the Yell Group either because of their size or our ability to mitigate the potentially negative effects:

- Legal claims against our business for defamation, breach of privacy, or employment practices
- Failure of current or new information systems that could impair our collection, processing or storage of data and the day-to-day management of our business
- Loss of the services of our senior managers who are key to the successful implementation of our business strategy in the near to medium term

Financial risk factors

At 31 March 2007, our net debt was 5.2 times pro forma adjusted EBITDA. This high debt to earnings ratio carries debt obligations and covenants. These could restrict flexibility in our use of financial resources to:

- Carry out our business
- Finance working capital, capital expenditures or other business opportunities; or
- React to changing market conditions, changes in our business or changes in the industry in which we operate

We have access to a £400 million revolving credit facility that we can use to mitigate the potential risks above. A breach of the covenants under the financing arrangements could cause all debt under those arrangements to become due. We carry out regular reviews of our debt obligations and debt covenants against our business plans as a means of identifying this and other future material risks that we should mitigate.

Market related risk factors

Interest is payable under our senior credit facilities at a variable rate. We could be adversely affected if the interest rates we pay were to rise significantly:

- The hedging arrangements that we put in place mitigate our future exposure to interest rate fluctuations by effectively reducing the amount of variable-rate indebtedness that we have outstanding. At the end of each quarter we review our future interest payment obligations in assessing the appropriate amount of hedging for at least the next 27 months
- We have fixed interest on at least 90% of the indebtedness under the term bank facilities using interest rate swaps over the period to June 2009 and around 50% thereafter until March 2011
- At 31 March 2007, we had £16.7 million net gains on interest rate swaps that were available for recognition as a reduction of interest expense when settled in the future

Our financial statements are presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling and the euro and pounds sterling will affect the translation of the results of our businesses with US dollar or euro functional currencies. Our exposure to currency fluctuations will depend on the mix of foreign currency and pounds sterling denominated indebtedness and the extent of any hedging arrangements:

- The composition of our debt in 2007 partially hedged exchange rate fluctuations, because £1,531.1 million or 41.1% of our debt and £111.5 million or 47.5% of our net interest expense were denominated in US dollars and £821.2 million or 22.0% of our debt and £36.7 million or 15.6% of our net interest expense were denominated in euros
- We do not currently intend to use derivative instruments to hedge any foreign exchange translation rate risk relating to foreign currency-denominated financial liabilities, although we will continue to review this practice

Financial reporting and related risk factors

We recognise the revenue and costs directly related to sales, production, printing and distribution from advertisement sales for a printed directory edition when we have completed delivery of that directory edition. Because the number of editions and type of directories are not evenly distributed during the year or published in the same quarter every year, our revenue and profits do not arise evenly over the year:

- During our 2007 financial year the four financial quarters accounted for, respectively, 18%, 23%, 28% and 31% of Group revenue
- Different directories may grow at different rates, such that growth may not be evenly distributed between quarters
- We sometimes need to rephase our timing of distributions into a later period for operational reasons, such as when we rescope directories or integrate acquisitions
- We mitigate the risk of misunderstanding the nature of our growth by reporting an analysis of our revenue growth on a like-for-like basis

Operating profit, EBITDA and other financial indicators generally relied on by investors to evaluate a company's financial performance may not, in our case, reflect actual cash received or expended during a given period:

- The period in which we recognise revenue may be different to the period in which our advertisers receive and pay our invoices
- The period in which we recognise expenses may be different to the period in which we pay the supplier
- We mitigate the risk of misunderstanding the nature of our growth in profits and cash flow by reporting a reconciliation of our operating profit to EBITDA and our EBITDA to operating cash flow

In preparing the consolidated financial statements, we have to make subjective and complex judgements, giving due consideration to materiality, when estimating inherently uncertain amounts included in the financial statements. We mitigate the risk of results being materially different by regularly reviewing our estimates and updating them when appropriate. A description of what we consider to be the most significant estimates follows. Actual results could be different, but we do not believe materially different unless otherwise indicated:

- Receivables are reduced by an allowance for amounts that may not be collectible in the future. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. We have demonstrated the ability to make reasonable and reliable estimates of allowances for doubtful accounts based on significant historical experience
- Bad debts as a percentage of printed directories revenue in the US at 6.7% reflects the growth strategy in the US, when compared to the 2.9% in Spain and 3.1% in the UK where the directories are more mature. Our consolidated bad debt expense was £99.3 million during the 2007 financial year and at 4.8% of revenue was lower than the previous year
- Other non-current intangible assets and plant and equipment are long-lived assets that are amortised over their useful lives. Useful lives are based on management's estimates of the period over which the assets will generate revenue. The values of property, plant, equipment and assets with indefinite lives are reviewed annually for impairment. Other non-current intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and at the end of the first full year following acquisition. Historically, we have not reduced the value of any assets as a result of the impairment analyses, nor have we realised large gains or losses on disposals of property, plant and equipment
- The determination of our obligation and expense for pensions is dependent on the selection of assumptions that are used by our actuaries in calculating such amounts. Those assumptions include, amongst others, the rate at which future pension payments are discounted to the balance sheet date, inflation expectations, the expected long-term rate of return on plan assets and average expected increase in compensation over and above inflation. We believe that our assumptions are appropriate because we regularly seek advice from experts. However, differences in our actual experience or changes in our assumptions can materially affect the amount of our future pension obligations, future valuation adjustments in the statement of recognised income and expense and our future employee expenses

- We value the portfolio of assets held by the defined benefit pension scheme in the UK at market value when calculating our net pension deficit. Values will increase and decrease as markets rise and fall. The trustees and management have an agreed strategy to mitigate the risk of having insufficient funds, if markets fall. The trustees annually match the low-risk asset portfolio against the cash outflows for the following twelve years. Against longer term cash pay-outs they match a combination of investments in index-linked gilts to mitigate inflation risk, and higher risk assets to get higher rates of growth. The trustees also work with management to ensure sufficient assets will be available to settle obligations extending beyond twelve years
- The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate, competent and professional tax advice before making any judgements on tax matters. Whilst we believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges
- The determination of our obligation and expense for the exceptional lawsuits was based on management's best estimates after taking into consideration appropriate advice from legal experts. The amounts could be different when settled
- We recognise deferred tax assets and liabilities arising from temporary differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine in the future that we would be able to realise deferred tax assets in excess of our recorded amount or that our liabilities are different to the amounts we recorded, then we would increase or decrease income as appropriate in the period such determination was made

Sensitivity analyses

The following analyses illustrate the effect that specific changes could have had on our results in the 2007 financial year. The analyses are only valid when all other factors are held constant. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. Caution should be exercised in relying on these analyses:

- A 10% fluctuation in paper prices during 2007 could have changed our Group operating profit by approximately £13 million
- If variable interest rates had been a full percentage point higher or lower with no change in foreign exchange rates, then the interest payable with respect to our variable-rate indebtedness in 2007 could have been £2.0 million higher or lower taking into account our hedging arrangements, or £37.8 million higher or lower without taking into account hedging arrangements
- If the effective US dollar to pounds sterling exchange rate in 2007 had been 10% higher or lower, then basic earnings per share could have been 4% lower or 5% higher, respectively
- If the effective euro to pounds sterling exchange rate in the period from 1 August 2006 to 31 March 2007 had been 10% higher or lower, then basic earnings per share could have been 1% lower or higher, respectively
- If the average exchange rate of the US dollar in 2007 as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable in the 2007 financial year could have been approximately £10 million lower or £12 million higher, respectively
- If the average exchange rate of the euro in 2007 as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable in the 2007 financial year could have been approximately £2 million lower or £3 million higher, respectively

- If our allowance for credit losses as a percentage of revenue had been 1% higher or lower in 2007, then profit before tax would have varied by approximately £21 million
- If the useful economic lives of intangible assets had been longer or shorter by an average of one year during the year ended 31 March 2007, then our amortisation charge could have been approximately £14 million lower or higher, respectively
- Our depreciation charge could have been approximately £5 million lower if the useful lives of plant and equipment had been longer by an average of one year, or approximately £11 million higher if the useful lives had been an average of one year shorter
- The impairment analysis of goodwill is based on discounted cash flow analyses of the business plans for each cash generating unit projected indefinitely into the future. The analyses are sensitive to the assumptions of the local weighted average cost of capital (as the discount rate) and expected growth in local gross domestic product (as terminal growth rate), both of which we determine from external sources. We believe that both assumptions were more prudent than our internal plans would have warranted. If the assumed discount rate had been 1% higher for all cash generating units, then only the goodwill allocated to our operations in Peru and Argentina would have been impaired (£3 million each). If the terminal growth rates had been 1% lower for all cash generating units, then only the goodwill allocated to our operations in Peru and Argentina would have been impaired (£2 million each)
- The value of the pension obligations at 31 March 2007 was calculated on the basis that the real interest rate at the balance sheet date was 2.1%, which is the difference between the discount rate and expected inflation. The discount rate and expected inflation are determined by reference to specific types of debt instruments being traded in the open market. Increasing or decreasing the assumed real interest rate to 2.2% or 2.0% per annum, respectively, would decrease or increase the present value of the total pension obligation by approximately £8.5 million. The effect on the market value of assets cannot be estimated because the values of the scheme's investments do not always change in line with changes in real interest rates
- The reported pension obligation was determined on assumed life expectancies for men and women who have not yet retired of 26.5 and 29.4 years, respectively, from the date of retirement at age 60. The assumed life expectancy for men and women who have retired is 25.5 and 28.3 years, respectively, from the date they retired at age 60. We estimate that an increase in life expectancy of one year for all could have increased our reported pension deficit by approximately £7.5 million
- The reported pension obligation was determined on the assumption that the average annual rate of future above inflation increases in salaries, or 'real' salary increases, will be 1.5%. Increasing or decreasing the rate of assumed 'real' salary increases to 1.6% or 1.4% per annum, respectively, could have increased or decreased our reported pension deficit by approximately £3 million

Here's to... being responsible

Corporate Responsibility Report 2007

Welcome from the Chief Executive Officer



Yell is recognised for a clear and unwavering commitment to responsibility that is inextricably linked to the continued success of Yell.

Our inclusion in the Dow Jones Sustainability World Index and in the Dow Jones STOXX Sustainability Index, for the third consecutive year, puts Yell in the top 10% of some 2,500 companies in the world. We have also been included in the Global 100 list of the world's most sustainable businesses – for a second time – and we take great pride in having been honoured by a second Queen's Award for Enterprise in recognition of our approach to sustainability.

We show concern for the environment throughout our operations. In November 2006 we were awarded Green Apple Champion status for our UK environmental programme. In the US, Spain and Latin America we are committed to building and strengthening our Corporate Responsibility (CR) programmes and in all areas we continue to make an increasing contribution to the communities of which we are part.

The 2007 Corporate Responsibility report gives an overview of our approach and highlights some of our achievements, while the full detail of our extensive CR programme can be found on our website at www.yellgroup.com.

We have achieved much in the CR field in 2007, building on our previous successes and laying the foundations for a sustainable future. We are proud of our achievements, but we remain committed to doing, and achieving, more.

John Condron
Chief Executive Officer

Our approach

For Yell, corporate governance and a responsible approach are inextricably linked. We firmly believe that good governance is essential within a responsible company and that a sound approach to corporate responsibility necessitates good governance.

Our Governance and Responsibility programme brings the two together, enabling mutual benefits and ensuring that we meet our commitments to all our stakeholders.

Vision

Our vision for governance and responsibility at Yell is to provide our shareholders and other stakeholders with confidence that Yell is a well-managed and responsible company.

Guiding principles

Our Guiding Principles – Excellence, Reliability, Responsibility and Integrity – support our vision, underpin our values and define our approach to all aspects of our business.

Governance and Responsibility framework

We have established a framework which we believe identifies all the elements of a sound approach to governance and responsibility. A Steering Group, comprised of senior managers and led by our Company Secretary, uses this framework to set and monitor governance and responsibility objectives, identify improvement opportunities and ensure that activities are aligned with business strategy. Through this framework we provide assurance to all our stakeholders that Yell is a well-managed, responsible company.

Element	Sub-element
The Yell Way	Culture Roles, responsibilities and accountabilities Business excellence
Baseline compliance	Laws and regulations Market regulation
Responsibility	Environment Suppliers/partners Yell people Customers Investors Community
Brand integrity	Reputation and brand management Intellectual property Fair selling
Accountability and openness	Reporting Stakeholder dialogue Investor relations Internal communication
Risk management	Internal control and audit Assurance

We report on governance and responsibility in a number of ways, including our CR report, our annual report, and online at www.yellgroup.com. We report on our activities and programmes, and our performance against targets.

How we manage corporate responsibility
CR is a major part of our Governance and Responsibility framework and we report on it separately from the other elements. The Governance and Responsibility Steering Group manages our overall approach to CR, through the continuous review of our performance, and presents CR information to the Board throughout the year. Our CEO is the CR champion at Board level.

We have a CR Steering Group in the UK and the US, each consisting of senior representatives from across our operations. These groups are responsible for monitoring our CR programme, identifying key areas of focus and setting objectives and targets. Objectives are included on our CR scorecards and outline our activities and targets for the year.

Our day-to-day CR activities are integrated into our business plans and are managed by local managers, together with internal community and environment champions.

Internal and external review
The Governance and Responsibility Steering Group is responsible for ensuring the information we present is verified through internal and external assessments. In the UK, this includes external compliance reviews against key quality standards, benchmarking of our community programmes by the London Benchmarking Group, and our triennial Investors in People assessment.

Best practice
We share best practice with, and learn from, other organisations and are members of Business in the Community, the London Benchmarking Group, the Corporate Responsibility Group, and the Media CSR Forum.

Stakeholder engagement
We frequently ask our stakeholders for their views on our management of CR. In 2007, in addition to less formal methods, we conducted a research programme with our stakeholders. The results confirm the importance of CR to all Yell stakeholders and show that we are seen to strike a good balance between commercial and social objectives. Stakeholders believe we should do more to emphasise the benefits of our CR activities – particularly to customers, who are often unaware of our programmes. These and other findings are being built into our 2008 CR programme.

Our reporting footprint

Yell UK

Corporate practice
Corporate practice defines the way we manage relationships with our economic stakeholders – advertisers, users, suppliers, shareholders – and our business standards. Strong performance within corporate practice gives confidence that we are a well-managed business and is vital for our ongoing success.

Environment
A responsible approach to the environment is essential for the future sustainability of our business. We work alongside our key business partners to ensure our impact on the environment is minimised.

Workplace
Our culture is one where diversity is valued and people are encouraged and enabled to take responsibility for achieving their potential. People are the foundation of our success and our aim is to recruit, retain and develop the very best, while providing them with a challenging and rewarding career.

Community
We support the communities in which we operate and encourage Yell people to get involved in 'making a difference'. Activities benefit community sectors from schools and businesses, to charities and the environment, as well as raising our brand profile and developing the wider skills of our people.

Yellow Book USA

We use the same reporting framework in the US as in the UK. As the US is at a different stage in the development of CR we report on their activities separately.

Yell Publicidad

We operate with the same commitment to CR in our recently acquired operations in Spain and Latin America as in the rest of the Yell Group. We have established a CR management team to develop existing and new activities, and to establish a measurement and reporting process.

Corporate practice

Strong performance within corporate practice gives confidence that we are a well-managed business and is vital for our future success.



We have worked with the Royal Berkshire Hospital to help them develop a more customer-focused approach.



Royal Berkshire Foundation Trust
In 2006 the Prime Minister's office asked FTSE 100 companies to volunteer business advice and assistance to Foundation Trusts. Yell was pleased to support the initiative and offered to work with the Royal Berkshire Hospital (RBH) in Reading, part of the Royal Berkshire Foundation Trust, to help develop a more customer-focused service within the hospital.

Members of Yell's Customer Service team and managers from RBH worked together to identify areas where we could help RBH develop and implement its programme of change in patient care and service. This included helping them understand how our call centres operate and providing them with the framework to set up their first call centre team. We developed and presented a team-building course for the new team, and RBH managers attended some of our service-based courses to see how they could benefit from our training materials. We also introduced the concept of coaching and trained four RBH managers to become coaches, as well as offering coaching assistance on site. Our training and coaching teams are committed to supporting this project and further coaching and call handling training support is planned for next year.

Our support has been welcomed and feedback from RBH has been very positive and encouraging. Alison Browne, from Royal Berkshire Hospital said, "This experience has been an excellent insight into how commercial organisations work and has made us rethink how we induct and retain staff".
In addition, Yell people have benefited from exposure to other working practices and have been enthused by adding real value to the community.

For more information visit www.yellgroup.com



The Yell for Enterprise website provides business information to SMEs.



Yell is one of only 33 UK companies ever to be recognised as an Investors in People Champion organisation.

Yell for Enterprise

'Yell for Enterprise' was launched in December 2006 to provide practical support to small and medium-sized enterprises (SMEs) referred to us by charitable organisations like The Prince's Trust, with whom we have been working for the last three years.

Through the Yell for Enterprise website we provide business information to SMEs, together with direct access to Trade Association support. Currently, five of the largest Trade Associations are supporting our initiative by offering their services free of charge. In addition, we offer free Yell.com and Yellow Pages advertising to this virtual community of SMEs for one year, and we have created a growing network of support from our advertiser base. A series of regional 'Yell Live' events bring local businesses together to share their experiences with the Yell for Enterprise SMEs.

As well as the benefits to the young entrepreneurs themselves, the initiative creates an opportunity for Yell to engage with SMEs that might otherwise overlook the value of our products. It enables our people to act as mentors to young businesses and facilitators at the regional events, as well as providing a sounding board for new ideas and initiatives.

Sharing best practice

As an 'Investor in People Champion', Yell is recognised as an exemplar organisation by Investors in People UK. Of over 37,000 UK organisations that hold the IiP Standard, only 33 have ever been awarded Champion status – a testament to our approach to people management and to the skills and abilities of our people.

Champion status recognises a commitment to lead by example in promoting good practice in the workplace. Together with holding the honour for three years comes a commitment to support businesses interested in improving their performance through effective people management.

We provide support by assisting and mentoring a range of businesses and their people. We host a series of 'best practice' events through which we demonstrate our approaches and share our knowledge and experience. We share this learning more widely by providing Yell case studies for a range of business publications and websites. We also contribute to the development of Investors in People standards to ensure they remain stretching, in line with workplace trends, and of benefit to the wider business community.

Environment

We work alongside our key business partners to ensure our impact on the environment is minimised.



31 tonnes

of furniture sent to Green-Works in 2007.



Green-Works

Yell has recently entered a partnership with Green-Works, a charity and social enterprise which works with companies wishing to dispose of old office furniture through re-use and recycling rather than sending it to landfill. Green-Works warehouses the furniture and sells it to local community groups and small businesses at low prices.

Green-Works has a zero landfill policy and all redundant office furniture is processed for re-use, remanufacturing, or recycling. They also create employment and training for disadvantaged people, such as the homeless or ex-offenders, and send equipment to developing countries such as Sierra Leone.

Since June 2006, Yell has sent more than 31 tonnes of furniture to Green-Works, two thirds of which resulted from a move to new premises in Manchester. Furthermore, all new office furniture we purchase comes from a sustainable furniture provider with Forest Stewardship Council Chain of Custody certification, to ensure all the raw materials used come from responsibly-managed forests.

For more information visit www.yellgroup.com


YELLOW
WOOD
Challen

1.7m

schoolchildren have been involved in the Yellow Woods Challenge since 2002.

98%

of local authorities accept old Yellow Pages directories for recycling.

60%

of households recycled their old Yellow Pages directories.*

*FDS International annual recycling survey

Yellow Woods Challenge

The Yellow Woods Challenge is Yell UK's simple, educational and fun environmental campaign for schools and is run in partnership with the Woodland Trust and local authorities across the UK.

The campaign is headed by Kirk, a fictional mini-beast, who makes recycling fun and brings environmental messages to life in the classroom through curriculum-linked activities.

Launched in September 2002, the recycling competition has so far involved 1.7 million schoolchildren in recycling 1.7 million old directories, with Yell awarding £270,000 in cash prizes to schools for their recycling achievements and for creating giant sculptures from old Yellow Pages directories.

For every pound awarded to schools, Yell donates a matching pound to the Woodland Trust, the UK's leading woodland conservation charity. Since 2004, these funds support the Trust's Tree For All campaign – the most ambitious children's tree-planting project ever launched in the UK.

Pictured alongside Kirk are pupils from Scott An Drached in Belfast, launching their local Yellow Woods Challenge.

For more information visit www.yellow-woods.co.uk

Recycling Yellow Pages directories

Before delivery of new editions of Yellow Pages directories, the Yellow Pages Directory Recycling Scheme (YPDRS) confirms each local authority's recycling facilities for the old editions and, where necessary, provides support for setting up facilities.

Details of all recycling facilities that accept Yellow Pages directories are available either from the yellgroup.com website or through the free Directory Recycling Helpline on 0800 671444. In 2007, more than 5,400 callers used the helpline to locate their nearest recycling point for old Yellow Pages and a further 10,000 accessed the information online.

Where recycling opportunities are limited or not in place, the YPDRS offers assistance to set up and promote recycling of old Yellow Pages via recycling banks, kerbside collections and the Yellow Woods Challenge competition for schools. As of March 2007 our work with local authorities had contributed to a record 98% of authorities being able to accept old Yellow Pages directories for recycling (up from 76% in 2002) and 61% of local authorities collect old editions via their kerbside recycling programme – the best and most practical environmental option. The YPDRS also liaises with local and community recycling organisations to encourage and promote recycling of the old directories into, amongst other things, animal bedding, cardboard, packaging, insulation products and newsprint.

The publicity we have given to recycling of directories has contributed to significant increases in the numbers of UK households that recycle their old Yellow Pages, rather than sending them to landfill. In May 2006, 60% of UK households recycled their old Yellow Pages directory (up from 57% in 2005).

Workplace

People are the foundation and source of our success. We aim to recruit, retain and develop the very best people, and to provide them with a challenging and rewarding career.





£67,000

raised for the Prince's Trust in 2007.

Yell Raisers

In 2006 Yell became a 30th anniversary patron of the Prince's Trust. To support our patron status we joined other businesses in the South East in the Prince's Trust Enterprise Challenge. Our 13-strong team of Yell volunteers, the 'Yell Raisers', took on the challenge of raising more than £20,000 for the Prince's Trust in just nine months.

With the support of Yell people from across the country the Yell Raisers generated funds through events such as dress-down days, raffles, producing and selling Christmas cards, sponsored abseiling and running in the Prince's Trust 10k race held at Legoland, Windsor in October.

The team's flagship event, the Yell Raisers' Ball, was held in November 2006. Ticket sales and generous sponsorship from local companies added to the funds from other events and helped the team smash their £20,000 target before the night had even begun. And a highly competitive live auction amongst the 500 revellers pushed the total to almost £30,000.

The Yell Raisers promptly raised their target to £65,000 and by the end of the nine months had raised more than £67,000, the highest of all the teams. In recognition of their contribution to the Enterprise Challenge, four of the Yell Raisers team were nominated for the Prince's Trust Employee Development Awards. For his excellent chairmanship of the team and outstanding personal development Greig McEwan, Yell Project Manager, won an award.

For more information visit www.yellgroup.com



The Developing Potential Scheme is designed to broaden the experience and business awareness of our people.


Deliver:Change:Lead

98%

of Yell people have a clear understanding of Yell's objectives.

97%

of Yell people understand how their work contributes to Yell's success.

Developing Potential Scheme

In July 2006, Yell UK launched the Developing Potential Scheme (DPS) – a new way of identifying the career aspirations and development potential of people in non-sales roles at all levels. 88 people participated in the scheme.

The scheme involves events such as breakfast meetings, speaker sessions, mentoring and development workshops, all designed to help broaden their experience and commercial and business awareness. It also provides an excellent opportunity for people to network with DPS colleagues from around the business.

Members have benefited from opportunities to change the way they work and more than 25% of the participants have been promoted or have taken on additional roles since the launch of the scheme. Participants have developed a broader network of contacts and a wider view of the business, and have improved their skills and expertise.

Communication of objectives

We believe that a clear understanding of the company's objectives, and the contribution each of us makes to them, channels the skills and abilities of all 3,750 Yell UK people toward their achievement and is a major factor in our success.

For the past ten years we have invested in a major strategic communication to all employees that explains our vision and strategy and outlines major plans, programmes and objectives for the year ahead. Called 'Yell Objectives', the communication programme uses a brochure for each employee, a dedicated website, posters and presentations by managers to ensure people understand how achievement of their team and department objectives contributes to the achievement of corporate objectives. People then work with their managers to set individual objectives based on their team objectives and, thereby, company objectives. Progress against individual, team, department and company objectives is reviewed regularly and improvement action is taken where necessary.

In our 2007 'Tell Yell' employee opinion survey, 98% of respondents stated that they had a clear understanding of Yell's objectives, and 97% understood how their work contributes to the success of Yell. Overall, our approach strengthens Yell's reputation as an excellent place to work and helps us attract and retain talent in a highly competitive market.

Community

We believe it is important that our work in the community reflects the needs of our customers, our users and our people, and that it enhances our reputation as a responsible company.



£1.13m

total Group investment in communities in 2007.



Slough Customer Operations community work

We encourage Yell people to take part in voluntary activities in the community through our network of Community Champions and by providing paid time off.

Our Customer Operations team in Slough have set themselves a yearly objective of spending an average of at least one day each working to benefit the local community.

In the last year, 85 people from Customer Operations have spent more than 630 hours working in small groups to complete a variety of local community activities such as garden makeovers for a local hospital and for a recently widowed elderly man, and redecoration of a Scout hut and the local Homestart accommodation. Recently, they organised a successful sports day at Arbour Vale School in Slough and they have also produced emergency packs for East Berkshire Women's Aid. All the money required for these projects is raised by the teams themselves through regular fundraising activities.

At the end of each community activity, the teams review their achievements, the skills they have developed – such as problem solving, communications and teamworking – and opportunities for further voluntary work.

For more information visit www.yellgroup.com



239,000

children involved in Mini Pots of Care this year.



Yell has operated an undergraduate support scheme since 2001.

Marie Curie Cancer Care

Mini Pots of Care is a national fundraising initiative for schools, run by Marie Curie Cancer Care and Yell. The fun and creative activity forms part of the charity's Great Daffodil Appeal, its annual flagship fundraising campaign that runs throughout March, sponsored by Yellow Pages.

Schoolchildren plant a daffodil bulb in their own 'mini pot' in Autumn. When the daffodils bloom in Spring, pupils decorate their pots and take them home to someone they care about in exchange for a donation to Marie Curie Cancer Care.

Pictured are pupils from St Margaret's RC Primary School in South Queensferry, Lothian, getting their hands dirty planting daffodil bulbs. More than 239,000 children got involved this year and had fun painting their pots on 1 March to launch the Great Daffodil Appeal.

Money raised through Mini Pots of Care and the Great Daffodil Appeal helps fund the work of the Marie Curie Nurses, who provide high-quality nursing, totally free of charge to give terminally ill patients care in their own homes, supported by their families. Yell covers the cost of promotional materials so that funds raised go directly to the charity. Since 1999, Yell has helped Marie Curie Cancer Care raise £20 million, equating to 1 million nursing hours.

For more information visit
www.mariecurie.org.uk/minipotsofcare
www.greatdaffodilappeal.mariecurie.org.uk

Undergraduates and CBEBP

For the last six years we have operated an undergraduate support scheme designed to give participants experience of work in a FTSE100 company. At the same time, the scheme gives Yell the opportunity to see potential graduate employees at first hand.

Last year, 17 of the undergraduates based in our Reading offices worked with local schools in conjunction with a charity, the Central Berkshire Education Business Partnership (CBEBP). They facilitated a number of local CBEBP events and provided support to the teams of students taking part. The one-day events included 'Car Wise', which takes pupils through the process of buying a car, and 'Build up Your Business', in which pupils set up a company and put together a marketing campaign.

Supporting schools is a major part of our CR strategy, with benefits to all parties. The undergraduates who took part found the events useful in developing their leadership skills and the programme enhanced Yell's reputation as a responsible company.

Yellow Book USA

In 2007, we produced 969 directories across 47 states and Washington DC. Yellow Book USA employs more than 8,000 people.


The Fortress

Our newsletter, 'The Fortress' is sent to all our people each quarter.



Employee communication

At Yellow Book USA our people are based in more than 400 offices across 47 states, presenting a challenge for communication about company goals, initiatives and information. There are several ways we address this.

'The Fortress' is our quarterly newsletter, delivered to all employees. It highlights sales success stories and provides information on key programmes and developments in other departments, including local corporate responsibility initiatives.

'Newslink' is a weekly email newsletter covering information and articles on matters such as benefits, target dates, Yell share price updates, training programmes, vacancies and meeting dates.

Sales leaders are in constant communication with their teams. Kick-off meetings at the beginning of a market canvass provide information specific to that market, weekly meetings keep teams abreast of market progress, and canvass closedown meetings let people know how well the canvass went and provide an opportunity to celebrate successes.

In 2006 we introduced 'Videos on Demand' which enables people throughout Yellow Book USA to access communication and training videos via the company intranet site.

For more information visit www.yellgroup.com



We work with Earth 911 to promote the recycling of directories in local communities.

United Way

$190,000

raised for United Way in 2007.

Publishing and the environment

We continue to work closely with our three main paper suppliers, Fraser, Catalyst and UPM-Kymmene, to minimise the impact of directory production on the environment. All our suppliers have ISO 14001 certification and participate in independently verified 'chain of custody systems' that are designed to ensure that the fibre in their paper products comes from well-managed forests. We have also worked with them to increase the recycled fibre content of the paper in our directories from 19% in 2005 to more than 40% in 2007.

We worked with our main printing partner, Quebecor World, to ensure their new presses were set up in locations that would minimise the number of freight miles travelled to deliver our directories to their destinations.

Earth 911 is an environmental information network and we work with them to promote the recycling of directories in local communities. Information on Earth 911 can be found on www.yellowbook.com as well as in the front pages of our Yellow Book directories and under the 'Recycling Centers' classification.

Community Involvement – United Way

Yellow Book USA is involved in many community-based initiatives across the United States and we encourage our people to donate their time, skills and money.

A far-reaching initiative that involves Yellow Book people in many offices and states is our annual United Way fundraising campaign. United Way is a national organisation that works with local companies to maintain their focus on local issues and ensure that charitable donations help to support the most pressing local needs.

Recently, a number of people from Yellow Book created a video that gives an overview of how United Way supports our communities and encourages others to support its activities. More than 1,200 Yellow Book people from across the US supported United Way activities last year, raising more than $190,000 for local United Way charities.

Yell Publicidad

We are committed to a formal company-wide approach to corporate responsibility and to sharing best practice with Yell UK.



Yell Publicidad is committed to self-regulation and operates in strict accordance with advertising standards.



Commitment to self-regulation
Yell Publicidad has been a member of 'Autocontrol' – the Association for the Self-Regulation of Commercial Communication – since 2002. Autocontrol is a non-profit organisation set up to prevent or resolve advertising controversies. It has established an ethical framework that promotes honest and responsible advertising that benefits consumers and advertisers, and promotes fair competition. The key principles are that advertising must be legal, honest, fair and truthful.

Through Autocontrol, consumers are able to raise any concerns they might have about advertisements which have been published in Spain, and advertisers receive advice on the legal and ethical accuracy of their adverts before they are published. As a member, Yell Publicidad continues to promote responsible advertising.

Autocontrol has agreements with relevant statutory authorities to ensure its member companies comply with regulations and that they co-operate with established regulators. As a member of Autocontrol, Yell Publicidad is committed to complying with their Codes of Conduct, which includes the General Code of Advertising Practice.

For more information visit www.yellgroup.com



$17,000

donated to charities in Peru in 2006.



We are committed to providing opportunities for personal and professional development to all our people.

Directory recycling campaigns

Yell Publicidad in Peru has been running a directory collection and recycling campaign since 2000. Now in its seventh year, the campaign aims to minimise our environmental impact, and support local charities by donating money raised from selling recycled material. Until 2005 the recycling campaign was carried out solely in Lima, but in 2006 we rolled out the campaign to all the provinces in Peru.

When new directories are distributed each year, copies of previous directory editions are collected. These old directories, along with the spools, off-cuts, strips and cardboard covers used in production, are sold as recyclable material. All money generated is donated to the chosen local charities of the year, which in the past has included local children's homes, fire brigade volunteers, and local schools. In 2006, we donated more than US$17,000 to the Association to Aid Burnt Children and the Tulio Herrera León de Trujillo School, as a result of collecting more than 490 tonnes of paper.

As well as the environmental and community benefits, Yell Publicidad benefits from the removal of previous editions of directories from circulation, avoiding confusion for consumers between new and old adverts.

Training and development

Yell Publicidad is committed to the ongoing personal and professional development of all its people. We provide grants to non-sales people in Spain for external studies and university courses to improve their skills in their current role. We also spent more than €313,000 on other areas of non-sales training, such as our Effective Leadership programme. We provided more than 62,000 hours of training across Chile, Argentina and Peru last year.

On joining Yell Publicidad, all new sales managers undertake sales training lasting up to 13 weeks. The training includes specific courses on sales techniques, managing the sales portfolio, identifying potential customers and product training. Each new sales person is also given a mentor and an individual development plan.

In Argentina, we try to ensure everyone participates in at least one training activity each year. We have implemented a Middle Management Development programme to encourage self-development and continuous learning, and the Professional Development programme to ensure we retain people with high potential.

Our objectives for 2008



Yell UK

Corporate practice

- Continue to support the Royal Berkshire Hospital Foundation Trust with further coaching and call-handling training support
- Maintain and develop close working relationships with 42 Trade Associations
- Grow the Yell for Enterprise initiative to increase support for new entrepreneurs funded by charitable organisations

Environment

- Increase the level of recycled fibre content within our Yellow Pages directories to 52%
- Extend our Yellow Woods Challenge recycling programme for schools to 100 local authority areas across the UK

Workplace

- Embed our Developing Potential Scheme across the company
- Roll out our Leadership programme to 174 senior managers
- Encourage Yell people to act as business mentors for the Yell for Enterprise initiative

Community

- Work with the Prince's Trust to host business workshops and continue our support for their 10k run
- Support our Community Champions to extend the amount of volunteering opportunities available to our people
- Help Marie Curie Cancer Care to raise £5 million in their Great Daffodil Appeal 2007
- Involve 450,000 schoolchildren in the Yellow Woods Challenge 2007

Yellow Book USA

- Continue to improve our training and development programmes
- Raise awareness of our community involvement policy and encourage greater employee participation in local community activities
- Set up programmes to reduce the average number of miles between paper plant and printing plant

Yell Publicidad

- Implement the ISO 14001 Environmental Management System in our Madrid offices. This will include developing an environment policy in line with that of Yell UK
- Measure and report our CO_2 emissions fully, and identify possible opportunities for reduction
- Develop a community policy

Contact us
Yell Corporate Responsibility

Yel Group plc
Queens Walk
Reading
Berkshire
RG1 7PT
UK
E responsibility@yellgroup.com

Yell Media

E pressoffice@yellgroup.com

www.yellgroup.com

4

Here's to... being accountable

The directors submit their reports for 2007.

Directors' reports



The Board



Bob Scott, Chairman
Bob (65) is currently a non-executive director of the Royal Bank of Scotland Group plc, Jardine Lloyd Thompson Group plc, Pension Insurance Corporation Holdings LLP and Crimestoppers Trust. He is also a non-executive director of Swiss Reinsurance Company, Zurich. Bob retired as Group Chief Executive of CGNU plc (now Aviva) in 2001, having previously held the same position with CGU plc and General Accident plc, where he had been a director since 1992. He was also chairman of the Association of British Insurers in 2000 to 2001, having been a board member for four years and he was a member of the President's Committee of the CBI from 1998 to 2000.



John Condron, Chief Executive Officer
John (57) began his career with Yell, then a part of BT, in 1980 as a member of the marketing team. He was appointed as Marketing and Sales Controller in 1987 and in 1992 took on additional responsibility as Managing Director of Yellow Pages Sales Ltd, the wholly-owned sales subsidiary. John was appointed as Managing Director of the Yellow Pages Group in 1994 and continued as CEO of the Yell Group on its sale by BT in 2001. John is a graduate of Queens University, Belfast and has served as Chairman of the Directory Publishers' Association, Chairman of the Jurors for the EFQM's European Quality Awards and as a member of the Government's Advisory Committee on Advertising. John is also a member of the Nomination Committee.



John Davis, Chief Financial Officer
John Davis (45) has been Chief Financial Officer of Yell Group plc since 2000. He previously held positions within Pearson plc, where he was latterly Group Finance Director of the FT Group, and Emap plc, which he joined in 1989 and where he was Director of Corporate Finance and Treasury between 1995 and 1997. John is a Chartered Accountant, having qualified at PriceWaterhouseCoopers, and has a Masters in Management from the Stanford Graduate School of Business. He was appointed a non-executive director of Informa plc in October 2005.



John Coghlan

John (49) is Chairman of Inchcape Shipping Services and a non-executive director of DX Group, both private equity-owned businesses. He is also involved with a number of other, smaller private companies and is a director and Hon. Treasurer of The Freight Transport Association in the UK.

John is former Deputy Chief Executive and Group Finance Director of Exel plc, where he spent eleven years. Prior to Exel/Ocean Group plc, he spent seven years with Tomkins plc in various financial roles, having joined them after eight years with Arthur Andersen, where he qualified as a Chartered Accountant. John is a graduate of University College Cork.

John chairs the Audit Committee and is a member of the Nomination Committee.



Joachim Eberhardt

Joachim (43) is currently the Executive Vice President of Global Sales, Marketing and Service for DaimlerChrysler Motors LLC in the US. Until 1 June 2003 he was President and CEO of DaimlerChrysler UK Limited, a position he held from November 1999.

He is currently a non-executive director of a number of DaimlerChrylser owned subsidiaries. Joachim holds a Master of Arts degree from the Academy for Administration and Economics in Stuttgart, Germany and an MBA from New York University Stern School of Business.

Joachim Eberhardt is Chairman of the Remuneration Committee and also sits on the Audit Committee.



Lyndon Lea

Lyndon Lea (38) is a founding partner of Lion Capital and is responsible for its management. Prior to founding Lion Capital in 2004 he was a partner of Hicks, Muse, Tate & Furst whose European business he co-founded in 1998. Previously, he served at Glenisla, the European affiliate of Kohlberg Kravis Roberts & Co. Prior to that, he was an investment banker with Schroders in London and also in the mergers and acquisitions department of Goldman Sachs in New York. He received his BA from the University of Western Ontario, Canada in 1990.

Lyndon currently serves on the boards of Aber Diamond Corporation which is listed in Toronto, Weetabix Limited, Wagamama Group Limited, Orangina B.V., La Senza Ltd, Kettle Foods Group and American Safety Razor Company.

Lyndon Lea chairs the Nomination Committee and was appointed to the Remuneration Committee in November 2005.



Lord Powell of Bayswater

Lord Powell (65) is Chairman of Louis Vuitton Moet Hennessy (LVMH) in the UK and of Safinvest Limited. He is a director of a number of international companies including Caterpillar, Textron, LVMH, Schindler Group, Mandarin Oriental Hotel Group and Northern Trust Global Services.

He is President of the China-Britain Business Council, Chairman of the Oxford University Business School, Chairman of Atlantic Partnership and a Trustee of the British Museum. He is a cross-bench member of the House of Lords and Chairman of the All Party Parliamentary Group on Entrepreneurship.

Lord Powell is our senior independent Director and a member of the Audit Committee.



Richard Hooper

Richard Hooper (67) has just stepped down from being Chairman of Informa plc after nine years on the Board. He is a non-executive director of AIM-listed i-mate plc. From 2002 to 2005 he was deputy Chairman of Ofcom and Chairman of its Content Board. From 2000 to 2004 he was Chairman of the Radio Authority. Previous directorships include MAI plc, United News & Media, Superscope plc and IMS Group plc.

Richard Hooper was appointed to the Audit Committee in May 2007.



Tim Bunting

Tim Bunting (43) is a partner at Benchmark Capital. Prior to joining Benchmark, Tim was a Partner at Goldman Sachs where he spent 18 years. At Goldman, Tim held various roles including Global Head of Equity Capital Markets (2002 to 2005) and Vice Chairman of Goldman Sachs International (2005 to 2006). Tim is a Governor of Wellington College and a Trustee of the Rainbow Trust Children's Charity. Tim holds a Master of Arts degree from Cambridge University.

Tim was appointed to the Remuneration Committee in May 2007.

Directors' report

The directors have pleasure in presenting the report and accounts of Yell Group plc for the year ended 31 March 2007.

Overview and principal activities
An overview and description of Yell's principal activities are provided on pages 6 to 14, and the inside cover of this report.

Share capital history and dividends
Full details of the movements in the authorised and issued share capital of Yell during the reporting period are provided in note 20 to the financial statements.

An interim dividend of 5.7 pence per ordinary share was paid on 15 December 2006. The directors propose a final dividend of 11.4 pence per ordinary share, to be paid on 27 July 2007 to shareholders on the register at 29 June 2007, subject to approval at the Annual General Meeting on 19 July 2007.

The Trustees of the Yell Employee Benefit Trust have waived their entitlement to previous and proposed dividends totalling £1 million.

Major shareholders
At 1 June 2007, the most recent practicable date, Yell had received notifications from the following parties that they have an interest in the Company's issued share capital:

Shareholder	No. of Shares	% of issued share capital
Capital Group Companies, Inc	77,746,702	9.98
Lloyds TSB Group plc	38,513,937	4.94
Blackrock, Inc	38,109,256	4.89
Legal & General Group plc	31,751,741	4.07

Review of business and future developments
A review of the performance for the reporting period and expected future developments is given on pages 16 to 20. The principal risks and uncertainties that may affect Yell's long term value or prospects, including significant relationships with stakeholders are given on pages 34 to 40. Key performance indicators are given on page 22. A review of Yell's corporate governance arrangements is given on pages 28 to 59.

Directors and their interests
Yell's directors are listed on pages 62 and 63. All our directors will submit themselves for re-election and in the case of Tim Bunting, election, at the Annual General Meeting on 19 July 2007.

Our directors' emoluments are disclosed on page 71.

Details of our directors' service contracts are disclosed on page 70.

The beneficial interests of our directors and their immediate families in Yell's issued share capital are given on page 74.

Charitable and political donations
During the past financial year, Yell has made charitable donations totalling just over £1.13 million (2006 – £955,000), which support various community related charities and projects. For further details, please see pages 41 to 57.

No political donations were made during the year.

People with disabilities
Yell is an Equal Opportunities Employer. We are committed to the employment of people with disabilities and guarantee an interview for those who meet minimum selection criteria. We provide training and development for people with disabilities, tailored where appropriate, to ensure they have the opportunity to achieve their potential. If a Yell person becomes disabled while in our employment, we will do our best to retain them, including consulting them about their requirements, making appropriate adjustments, and providing alternative suitable provisions.

Information provision to our people
Please see pages 28, 51 and 54 for details of information provision.

Approach to share ownership
We actively encourage our people to share in the future of Yell. An employee ShareSave scheme operates in the UK, and a Stock Purchase Plan operates for our people in the US. We are currently considering ways in which a similar scheme could be operated in Yell Publicidad.

Financial instruments
Please see note 18 to the financial statements.

Policy and practice on payment of creditors
It is Yell's policy to use its purchasing power fairly and to pay promptly and as agreed. Payment terms for purchases under major contracts are settled as part of the contract negotiations. In the UK and US, it is Yell's practice to make payments for other purchases within 30 days following the end of the month in which a correct and valid invoice is received. In other countries in which we operate, payment terms are usually longer and are dictated by local custom.

At 31 March 2007 trade payables represented 29.8 days (2006 – 18 days) of purchases. The Company has no significant trade creditors.

Post balance sheet events
Please see note 30 to the financial statements.

Purchase of own shares
Yell is, until the date of the next AGM, generally and unconditionally authorised to buy back up to 10% of its issued share capital at 5 June 2006 (77,478,527 shares). No such purchase has been made.

Statement of directors' responsibilities

Statement as to disclosure of information to Auditors
Each director of Yell confirms that: (a) so far as he is aware, there is no relevant audit information of which Yell's Auditors are unaware; and (b) that he has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that Yell's Auditors are aware of that information. For these purposes, relevant audit information means information needed by Yell's Auditors in connection with preparing their report set out on pages 76 and 77.

Auditors
Resolutions to re-appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorise the directors to determine their remuneration will be proposed at the Annual General Meeting. PricewaterhouseCoopers LLP have confirmed their willingness to continue in office.

Annual General Meeting
The Notice of the Annual General Meeting, to be held on 19 July 2007, together with an explanation of the business to be dealt with at the meeting, appears on pages 122 to 126.

By order of the Board

Howard Rubenstein
Company Secretary
5 June 2007

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently
- Make judgements and estimates that are reasonable and prudent
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for maintaining the integrity of the financial information, including the Annual Report, on the Yell Group plc website, www.yellgroup.com. Legislation in the UK concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Remuneration report

Introduction

The Remuneration Committee is responsible for the Company's remuneration policy for the executive directors. The agreed terms of reference of the Remuneration Committee are available on our website (www.yellgroup.com) or from the Company Secretary.

This Remuneration Report has been prepared in accordance with the requirements of The Directors' Remuneration Report Regulations 2002.

Remuneration Committee members

In the year ended 31 March 2007 the Remuneration Committee members were:
- Joachim Eberhardt (Chairman)
- Charles Carey
- Lyndon Lea

All members of the Remuneration Committee are independent, non-executive directors of the Company.

Charles Carey resigned from the Remuneration Committee with effect from 31 March 2007 and was replaced by Tim Bunting with effect from 18 May 2007.

Bob Scott and John Condron are invited to attend Remuneration Committee meetings but John Condron is not present when his remuneration is discussed.

The Remuneration Committee met on six occasions during the year and received advice from:
- The Chief Executive Officer
- The Head of HR UK
- The Head of Reward
- The Company Secretary
- Deloitte & Touche, LLP ('Deloitte')

Deloitte also provided tax and risk management services to the Company during the year.

Performance graph

The graph below shows our performance relative to the FTSE 100 index. We consider this to be an appropriate comparison as Yell Group plc is a constituent of the index.


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Yell Group
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We have prepared the performance graph in accordance with the Directors' Remuneration Report Regulations 2002. The performance graph is not an indication of the likely vesting of awards granted under any incentive plans.

Remuneration policy

We believe that a robust incentive and reward framework is essential to support the business objectives and future success of the Company. Our remuneration policy continues to be based on the following key principles:
- Simplicity and coherence
- Fairness of reward
- Alignment with shareholder interests
- Supporting the creation of shareholder value
- Variable reward based on appropriate performance targets
- Encouraging share ownership
- Incentivising exceptional performance with the potential for exceptional rewards

2006 Remuneration review

In response to the significant changes in our business over recent years, the Remuneration Committee carried out an extensive review of remuneration policy and structures for the executive directors in 2006.

The review was prompted by the following factors in particular:
- The Group is now a well established listed company and is a leading international directories business
- We are rapidly expanding our US business and Yellow Book USA is now the largest independent printed directories business in the US
- The acquisition of our Spanish and Latin American business in 2006 increased the multinational scale of our operations such that, going forward, approximately 70% of the Group's revenue will be generated overseas
- The Group has now developed a substantial and successful internet business

Our executive directors have been key to the success and growth of our business to date and will continue to be critical to our future success. It is important, therefore, that their remuneration packages reflect the significant changes in our business and continue to be in keeping with the remuneration principles outlined above.

During the course of the remuneration review, the Remuneration Committee considered a range of possible UK-based and multinational comparator groups for the purpose of remuneration benchmarking, and decided that two were most appropriate:

(i) The lower 50 companies in the FTSE 100 by market capitalisation, but limited to those deriving more than 50% of revenues outside the UK.

The Remuneration Committee considers this group reflects both the size of Yell Group plc in terms of market capitalisation, and its multinational operations.

(ii) Companies of a similar enterprise value to Yell Group plc (being those 30 FTSE 100 companies ranked 15 above and below Yell Group plc by enterprise value).

The Remuneration Committee considers that enterprise value is a good reflection of size for Yell Group plc given that the Group has consciously decided that it is appropriate to increase leverage to a level more associated with private equity backed companies, in order to provide better shareholder returns over the medium to long-term.

For these purposes, enterprise value is defined as market capitalisation plus net debt.

As a result of the review, changes to the structure of our executive directors' remuneration packages were proposed. These changes were communicated to our major shareholders and the Association of British Insurers (ABI) and, following consultation, aspects of the proposed changes were revised. The revised packages are explained in detail in the following sections of the Remuneration Report.

Remuneration Structure 2006/2007
The broad basis of our remuneration structure has not changed from previous years and is illustrated by the diagram below:

Executive Directors	LTIP
Executive Directors and Senior Executive Group	Executive Options
Management Group	Capital Accumulation Plan
All employees	UK ShareSave and US Stock Purchase Plan
All employees	Annual Bonus Plan

For our executive directors the annual bonus continues to operate with an element of deferral, although the structure has changed. This is described in detail below.

All of the Company's share plans incorporate dilution limits that are consistent with ABI guidelines.

Summary of individual elements of executive directors' remuneration
Following the remuneration review in 2006, the individual elements of our executive directors' remuneration comprise the following elements of fixed and variable remuneration:

Fixed remuneration
- Salary
- Benefits
- Pension

Variable remuneration
- Annual and deferred bonus
- Share options
- Performance shares under the LTIP

The variable elements of remuneration are subject to the achievement of predetermined performance targets. We believe that there is an appropriate balance between fixed and variable remuneration. Excluding pensions and benefits, for on-target performance variable pay makes up approximately 70% of the total remuneration package. This increases to approximately 80% for maximum performance.

Base salary
Base salaries are reviewed annually and are set taking account of the individual's:
- Role and responsibility
- Experience
- Long-term contribution
- Market positioning

Salaries are reviewed using benchmark data for companies of a similar size to Yell Group plc, taking account of market capitalisation and enterprise value as set out previously.

The Remuneration Committee, after consultation with major shareholders, approved an increase in base salaries of 6% to reflect the increased size and complexity of executive director roles following the acquisition of Telefónica Publicidad e Información SA (referred to through the rest of this Remuneration Report as Yell Publicidad). This increase was effective from 31 July 2006, the date of the acquisition.

In line with our normal salary review cycle, the base salaries of the executive directors were further reviewed and a market-competitive increase was approved with effect from 1 April 2007. The base salaries for the Chief Executive Officer and Chief Financial Officer from 1 April 2007 are shown in the table on page 71.

Annual bonus
The annual bonus arrangements are based on financial and non-financial performance measures.

In previous years, executive directors were eligible for a maximum annual bonus of 120% of salary. Any bonus earned in excess of 100% of salary was paid in deferred shares.

As a result of the remuneration review and following consultation with our major shareholders the annual bonus was restructured, with the changes being applied for the financial year ended 31 March 2007 and future years.

The Remuneration Committee believe that the restructured annual bonus provides a better focus both on annual objectives and on the creation of sustained, long-term shareholder value.

For the financial year ended 31 March 2007, the executive directors can earn a maximum annual bonus of 180% of base salary. A proportion of annual bonus is paid in deferred shares at all levels of performance, the proportion increasing as the level of bonus earned increases. Deferred shares must be retained for a period of three years.

The table below summarises the proportion of cash and deferred shares that will be earned for increasing levels of performance:

	Cash (as a % of salary)	Deferred shares (as a % of salary)	Total (as a % of salary)
Target performance	65%	20%	85%
Maximum	100%	80%	180%

Stretching performance requirements continue to reflect a combination of corporate and personal measures. The corporate targets are based on EBITDA, revenue and cash flow.

For the year ended 31 March 2007, the Board accepted the Remuneration Committee's recommendation that bonuses of 180% of salary should be paid to our executive directors. The Remuneration Committee assessed the executive directors' performance against financial, corporate and personal targets and particularly took into account the favourable conclusion to the UK Competition Commission's market investigation and the excellent progress made in repositioning the Yell Publicidad business.

Share options

Share options are granted to executive directors under the Yell Group plc Executive Share Option Scheme (ESOS).

Under the plan, options are granted to acquire Yell Group plc shares. The exercise price of the options is equal to the market value of the underlying Yell Group plc shares on the date the options are granted.

As a result of the remuneration review and following investor consultation, the Earnings Per Share (EPS) performance condition has been made more stretching and operates on a phased basis.

For the year ended 31 March 2007 and future years the executive directors are eligible for option grants with a market value of up to 250% of base salary. For options granted to the executive directors in the year ended 31 March 2007, the performance condition is as follows:

Performance condition

Options become exercisable if the growth in the Company's EPS over the three year performance period exceeds the increase in RPI by:

	Value of award at date of grant (as a % of salary)
3% per annum or more	100%
4.5% per annum or more	100%
6% per annum or more	50%

Options lapse at the end of the three year performance period to the extent that the performance conditions are not satisfied. There is no retesting.

The Remuneration Committee considers these conditions to be stretching for the executive directors in light of the current business environment. The Remuneration Committee will continue to review and, if appropriate, amend the performance conditions in future years.

Details of options granted to the executive directors are shown on pages 72 and 73.

In July 2006 a proportion of options granted to the executive directors on flotation of Yell Group plc vested. These options had a three year performance period and were subject to a performance condition based partly on EPS growth (which was met in full) and partly on relative Total Shareholder Return (TSR) performance.

The TSR performance condition required performance to be assessed using an average in the last three months of the performance period.

The short term TSR performance of Yell Group plc in the three months leading up to the vesting date of the options was significantly impacted by the acquisition of Yell Publicidad and was not representative of the Company's TSR performance in earlier or later periods.

The TSR performance of the Company in the penultimate three month period of the performance period indicated vesting in excess of 90% of the options, compared to only 58% based on TSR performance in the final three months.

Under the rules of the ESOS, the Remuneration Committee may exercise discretion to alter performance conditions if it considers that the original performance condition is no longer appropriate. The Remuneration Committee carefully considered the position and decided that participants should not be penalised as a result of an acquisition that the Board determined to be in the best interests of Yell Group plc and our shareholders, and that the vesting of options should not be negatively impacted by the short-term share price fluctuation which occurred on the acquisition of Yell Publicidad. Accordingly, the Remuneration Committee exercised its discretion to permit 75% of the options subject to the TSR performance condition to vest.

Long-term Incentive Plan

Executive directors also receive awards under the Long-term Incentive Plan (LTIP).

As a result of the remuneration review, the performance conditions were changed and for awards made in the year ended 31 March 2007, 50% of the award will be subject to a relative TSR performance condition, measured against FTSE 100 companies (excluding financial services companies and investment trusts). The details of this are as follows:

Performance condition	% vesting
Below median performance	0%
Median performance	30%
Upper quartile performance	100%

If Yell Group plc is ranked between median and upper quartile within the comparator group, the percentage of the award that vests will be determined on a straight-line basis.

The remaining 50% of the award is subject to the following EPS performance condition:

Performance condition
Award vests if the growth in the Company's EPS over the three-year performance period exceeds the increase in RPI by:

	% vesting
3% per annum over the performance period	30%
7% per annum over the performance period	100%

If growth in EPS exceeds growth in RPI by between 3% per annum and 7% per annum, the percentage of the award that will vest will be determined on a straight-line basis. No awards will vest if EPS growth does not exceed the growth in RPI by at least 3% per annum.

The Remuneration Committee considers these conditions are most suitable for the executive directors as they provide a balance of focus between financial measures and the creation of shareholder value.

For the year ended 31 March 2007 and subsequent years, LTIP awards of 150% of salary can be earned by executive directors.

Pension
The Chief Executive Officer and the Chief Financial Officer participate in the Yell Pension Plan which is a plan approved by HM Revenue & Customs (HMRC). Under the applicable terms of the Yell Pension Plan, both executive directors will receive retirement benefits on a defined benefit basis.

The Chief Executive Officer is a member of Section 2 of the Yell Pension Plan and prior to 5 April 2006 he accrued an annual pension of 1⁄80th of his Final Pensionable Earnings for each year of Pensionable Service. In addition, he accrued a one-off cash sum of 3⁄80ths of his Final Pensionable Earnings for each year of Pensionable Service. He was not subject to the HMRC's Earnings Cap for pension purposes (due to his prior membership of the BT Pension Scheme) and was entitled to an enhancement of his Pensionable Service under the Yell Pension Plan (by reference to the BT Pension Scheme), which was intended to continue until 13 November 2009. Under the terms of this enhancement, since 1 July 1996, the Chief Executive Officer has been granted an additional 71 days of Pensionable Service for each actual year of Pensionable Service in the BT Pension Scheme or the Yell Pension Plan. The effect of the enhancement is that if he had continued accrual in the Yell Pension Plan until his normal retirement date, the Chief Executive Officer's forecasted total Pensionable Service at age 60 would have been 40 years.

As a result of changes in taxation of pensions after 5 April 2006, the Chief Executive Officer chose to cease accruals in the Yell Pension Plan after that date, although his pension and one-off cash sum remain linked to his Final Pensionable Earnings at leaving, retirement or death. Since 5 April 2006, he has received cash payments of 27% of Basic Salary per annum; a rate calculated to be broadly equivalent to Yell's cost of his future benefits had he continued accrual in the Yell Pension Plan. The result is, therefore, cost-neutral to the Company.

The Chief Financial Officer is a member of Section 3 of the Yell Pension Plan. Until 5 April 2006, he was also a member of Section 1. Under each of those Sections he accrued an annual pension of 1⁄60th of his Final Pensionable Earnings up to the HMRC's Earnings Cap for each year of Pensionable Service, giving a total accrual of 1⁄30th each year. He was contractually entitled to a pension based on uncapped pensionable salary for each year of service under the Yell Pension Plan. As he was subject to the Earnings Cap, the excess over the approved benefit conferred under the Chief Financial Officer's contractual arrangement was provided on an unfunded, unapproved basis.

As a result of changes in the taxation of pensions after 5 April 2006, the Chief Financial Officer chose to move his unapproved and Section 1 benefits into Section 3 of the Yell Pension Plan and then cease accruals in the Yell Pension Plan after that date, although his pension remains linked to his Pension Scheme Salary at leaving, retirement or death. Since 5 April 2006, he has received cash payments of 48% of Basic Salary per annum. The Committee has carefully considered the position and is satisfied that this rate is broadly equivalent to the cost to Yell of the Chief Financial Officer's future benefits had he continued accrual in the Yell Pension Plan. The result is, therefore, cost-neutral for the Company.

Further details of the executive directors' pension benefits can be found on page 71.

Other remuneration
The other elements of remuneration that our executive directors receive are as follows:
- Participation in the ShareSave Plan
- Life assurance
- Private health cover
- Long term disability insurance
- Provision of a car
- Telecommunications services
- Health club membership
- Allowance for personal tax and financial advice

Our executive directors also receive reimbursement from the Company for reasonable expenses incurred in the carrying out of their duties.

Minimum shareholding requirements
Following the recent investor consultation, Yell has introduced minimum shareholding requirements for executive directors. The minimum holding will be equivalent to 200% of base salary and new directors will have a five-year period in which to build up such a holding. Both John Condron and John Davis have shareholdings in excess of this minimum requirement.

John Davis remained a non-executive director of Informa plc. He does not hold any other external directorships. During the reporting year, he received £41,300 in fees from Informa plc. He continues to hold 10,000 shares in Informa plc which were purchased at market value.

Service contracts – executive directors
Both executive directors have a rolling 12 month service contract. The key terms of our executive directors' service contracts are shown in the following table:

Aspect	Policy
Notice period (on termination by the Company or the director)	12 calendar months
Termination payments if contract is terminated without cause	Payment if the notice period is served: • Pro-rated bonus paid on the greater of on target performance and projected performance determined by the Board Payment if employment is terminated by the Company without notice: • 95% of annual salary, benefits, pension contributions and on-target bonus plus all conditional awards of shares in share options vest immediately on termination

Letters of appointment – non-executive directors
Non-executive directors each have a letter of appointment setting out the details of their appointment. Each has a notice period of 12 months. The date of appointment of each of the non-executive directors is shown below:

Director	Date of appointment
Bob Scott	1 July 2003
Charles Carey	1 July 2003 (resigned 31 March 2007)
John Coghlan	1 July 2003
Joachim Eberhardt	1 July 2003
Lyndon Lea	1 July 2003
Lord Powell of Bayswater	1 July 2003
Richard Hooper	13 March 2006

Non-executive directors' remuneration
The Company aims to pay non-executive directors a market competitive rate.

In the year ended 31 March 2007 non-executive directors' fees were as follows:
- Bob Scott (as non-executive director and Chairman), £150,000 per annum
- All other non-executive directors, £50,000 per annum

A further fee of £10,000 per annum was paid to each non-executive director who chaired a committee and £5,000 per annum was paid for membership of committees.

Non-executive directors are not eligible to participate in the Company's share plans and the Company does not make any benefits available to them under any other employment benefit arrangements or make any contributions to their personal pension plans.

Audited information

Remuneration in the year ended 31 March 2006 and 2007

	Salary/Fees		Performance Related bonus		Other Benefits		Total		Salary at 1 April
	2006 £'000	2007 £'000	2006[a] £'000	2007[b] £'000	2006[c] £'000	2007[c][d] £'000	2006 £'000	2007 £'000	2007 £'000
Executive directors									
John Condron[e][f]	690	**780**	822	**1,431**	110	**320**	1,622	**2,531**	**850**
John Davis[f]	400	**463**	480	**855**	25	**263**	905	**1,581**	**505**
Non-executive directors									
Bob Scott	150	**150**	–	–	–	–	150	**150**	
Charles Carey	60	**60**	–	–	–	–	60	**60**	
John Coghlan	65	**65**	–	–	–	–	65	**65**	
Joachim Eberhardt	65	**65**	–	–	–	–	65	**65**	
Lyndon Lea	62	**65**	–	–	–	–	62	**65**	
Lord Powell of Bayswater	55	**55**	–	–	–	–	55	**55**	
Richard Hooper	2	**50**	–	–	–	–	2	**50**	

(a) Comprises cash bonus of 100% of base salary and a further 20% of base salary payable in shares under the Deferred Bonus Plan. A description of the plan is on page 118.

(b) Comprises cash bonus of 100% of base salary and a further 80% of base salary payable in shares under the Deferred Bonus Plan.

(c) Executive directors' benefits mainly comprise company cars, life assurance, private health cover, long-term disability insurance, health club membership, security and allowances for personal tax and financial advice.

(d) With effect from 5 April 2006 the Executive directors elected to cease accruing benefits in the Yell Pension Plan. Accordingly, since that date they have instead received cash payments calculated to be broadly equivalent to Yell's cost of their future benefits had they continued accrual in the Yell Pension Plan.

(e) 2006 salary/fee includes a one-off ex-gratia payment of £4,556.

(f) At 1 April 2006 John Condron and John Davis' salaries were £750,000 and £440,000 respectively. Following a remuneration review these salaries were increased to £795,000 and £475,000 respectively, with effect from 31 July 2006.

Retirement benefits

	Accrued benefit at 31 March 2006 £'000		Accrued benefit at 31 March 2007 £'000		Change in accrued benefit during year £'000		Transfer value at 31 March 2006 £'000	Transfer value at 31 March 2007 £'000	Change in transfer value during year[c] £'000	Change in accrued benefit net of inflation £'000		Transfer value of change in accrued benefit £'000
	Annual pension	One-off cash sum	Annual pension	One-off cash sum	Annual pension	One-off cash sum				Annual pension	One-off cash sum	
John Condron[a]	305	916	**335**	**1,004**	30	88	5,732	**7,130**	1,398	18	54	387
John Davis[b]	74	–	**81**		7		715	**1,003**	288	5		61

(a) John Condron is a member of Section 2 of the Yell Pension Plan and prior to 5 April 2006 he accrued a pension of 1/80th of his Final Pensionable Earnings for each year of Pensionable Service. In addition, he accrued a one-off cash sum of 3/80th of his Final Pensionable Earnings for each year of Pensionable Service.

As a result of changes in the taxation of pensions after 5 April 2006, John Condron chose to cease accrual in the Yell Pension Plan after that date, although his pension and cash sum remain linked to his Final Pensionable Earnings at leaving, retirement or death. Since 5 April 2006, he has received cash payments of 27% of Basic Salary per annum; a rate calculated to be broadly equivalent to Yell's costs of his future benefits had he continued accrual in the Yell Pension Plan.

(b) John Davis is a member of Section 3 of the Yell Pension Plan. Until 5 April 2006, he was also a member of Section 1. Under each of those Sections, he accrued an annual pension of 1/60th of his Final Pensionable Earnings up to the HM Revenue and Custom's Earnings Cap for each year of Pensionable Service (total accrual of 1/30th each year). As he was subject to the Earnings Cap, John Davis also received part of this pension through an unfunded unapproved pension promise. This increased his overall entitlement to 1/30th of his Pension Scheme Salary for each complete year of Pensionable Service and in proportion for a part year. To determine the transfer value of the unapproved pension we have used the standard cash equivalent transfer basis adopted by the Yell Pension Plan.

As a result of changes in the taxation of pensions after 5 April 2006, John Davis chose to move his unapproved and Section 1 benefits into Section 3 of the Yell Pension Plan and then cease accrual in the Yell Pension Plan after that date, although his pension remains linked to his Pension Scheme Salary at leaving, retirement or death. Since 5 April 2006, he has received cash payments of 48% of Basic Salary per annum; this rate has been calculated to be broadly equivalent to Yell's cost of his future benefits had he continued accrual in the Yell Pension Plan.

(c) Net of member contributions. With effect from 1 March 2005, both John Condron and John Davis participated in 'SMART pensions'. This is an option available to all members of the Yell Pension Plan, whereby members accept a reduction in their pay, in return for non-contributory membership. The reduction in each member's pay is equal to the contributions that the member would otherwise have paid. Yell's contributions are increased by a corresponding amount.

Share options

The information summarised in the table below shows the directors' share options under the existing share option schemes.

	Type of Options	At 1 April 2006 (number)	Granted (number)	Exercised	Lapsed	At 31 March 2007 (number)	Exercise price (pence)	Market price at date of exercise (pence)	Date from which first exercisable	Date of expiry
John Condron	EXEC[a]	964,912	–	–	96,491	**868,421**	285	–	15 Jul 2006	14 Jul 2013
	EXEC[b]	404,480	–	–	–	**404,480**	401.75	–	11 Nov 2007	10 Nov 2014
	EXEC[b]	287,815	–	–	–	**287,815**	476	–	10 Nov 2008	9 Nov 2015
	EXEC[c]	–	337,436	–	–	**337,436**	589	–	9 Nov 2009	8 Nov 2016
	SAYE	3,548	–	3,548	–	–	260	618	1 Nov 2006	1 May 2007
	SAYE	–	2,228	–	–	**2,228**	424	–	1 Nov 2009	1 May 2010
John Davis	EXEC[a]	596,491	–	–	59,649	**536,842**	285	–	15 Jul 2006	14 Jul 2013
	EXEC[b]	233,354	–	–	–	**233,354**	401.75	–	11 Nov 2007	10 Nov 2014
	EXEC[b]	168,067	–	–	–	**168,067**	476	–	10 Nov 2008	9 Nov 2015
	EXEC[c]	–	201,612	–	–	**201,612**	589	–	9 Nov 2009	8 Nov 2016
	SAYE	6,096	–	–	–	**6,096**	260	–	1 Nov 2008	1 May 2009

The closing market price of an ordinary share on 31 March 2007 was 598p. During the year the highest and lowest market prices were 643.5p and 463.5p respectively.

EXEC[a] Yell Group plc Executive Share Option Scheme. These options were granted on flotation. Options granted over shares with a value of three times salary will only be exercisable if the adjusted Earnings Per Share (EPS) over an initial three year period is at least equal to RPI + 3% per annum at the end of the period. If the target is not met it may be retested at the end of the fourth year. Options granted over shares with a value of two times salary will only be exercisable if the Company's Total Shareholder Return (TSR) at the end of a three year period exceeds the growth in the TSR of the companies making up the FTSE 100. Options will be exercisable in full if the growth in the Company's TSR would put the Company at the 25th position or higher (taken from the top) of the FTSE 100. The proportion of options which may be exercised will be reduced on a straight-line basis to the 50th position of the FTSE 100, at which point 25% of the options may be exercised. If the Company's TSR at the end of the three year period would place the Company below the 50th position, no options will be exercisable.

EXEC[b] Yell Group plc Executive Share Option Scheme. The exercise of these options is subject to the EPS growth of the Company exceeding the growth in RPI by 3% per annum. Performance is measured over a three year period and there is no opportunity for retesting.

EXEC[c] Yell Group plc Executive Share Option Scheme. The options shall become exercisable if the percentage increase in the Company's EPS in respect of the financial years ending 31 March 2006 and 31 March 2009 respectively is equal to or exceeds the increase in the RPI over the Performance Period, as set out below:
The options will become exercisable in respect of:
- 40% of the Ordinary Shares subject to the option if the EPS growth exceeds the growth in RPI by 3% per annum
- A further 40% of the Ordinary Shares subject to the option if the EPS growth exceeds the growth in RPI by 4.5% per annum
- The final 20% of the Ordinary Shares subject to the option if the EPS growth exceeds the growth in RPI by 6% per annum

SAYE Yell Group plc ShareSave Plan.

Long-term Incentive Plan

The information summarised in the table below shows the directors' long-term incentive plan options.

	Type of Options	At 1 April 2006 (number)	Granted (number)	At 31 March 2007 (number)	Market price at date of exercise (pence)	Date from which first exercisable	Date of expiry
John Condron	LTIP[a]	161,792	–	**161,792**	401.75p	11 Nov 2007	10 Nov 2014
	LTIP[a]	143,907	–	**143,907**	476	10 Nov 2008	9 Nov 2015
	LTIP[a]	–	101,231	**101,231**	589	9 Nov 2009	8 Nov 2016
	LTIP[b]	–	101,230	**101,230**	589	9 Nov 2009	8 Nov 2016
John Davis	LTIP[a]	93,341	–	**93,341**	401.75	11 Nov 2007	10 Nov 2014
	LTIP[a]	84,033	–	**84,033**	476	10 Nov 2008	9 Nov 2015
	LTIP[a]	–	60,484	**60,484**	589	9 Nov 2009	8 Nov 2016
	LTIP[b]	–	60,483	**60,483**	589	9 Nov 2009	8 Nov 2016

LTIP[a] Long-term Incentive Plan. The extent to which the awards will vest will depend upon the Company's TSR performance relative to the TSR performance of the FTSE 100 constituents (excluding investment trusts) over a three year period. To the extent that the performance condition is not satisfied, the award will lapse and there will be no opportunity to retest the condition further.

For an award to vest, the Company's TSR performance must not be less than that of the median company in the comparator group. If the Company is ranked at the median level, 30% of the award will vest, rising to 100% vesting at the upper quartile level.

LTIP[b] Long-term Incentive Plan. The extent to which the awards will vest will depend upon the Company's EPS growth in relation to RPI, as follows:

- 0% of the Ordinary Shares subject to the Award if the EPS growth is less than growth in RPI plus 3% per annum
- 30% of the Ordinary Shares subject to the Award if the EPS growth exceeds the growth in RPI by 3% per annum
- 100% of the Ordinary Shares subject to the Award if the EPS growth exceeds the growth in RPI by 7% per annum

The number of shares over which the Trustee may grant an Option in respect of this Award shall increase between 30% and 100% for the performance levels set out in the table above on a straight-line basis.

Deferred Bonus Plan

The information summarised in the table below shows the directors' awards made under the Deferred Bonus Plan.

	At 1 April 2006 (number)	Awarded (number)	At 31 March 2007 (number)	Market price at date of award (pence)	Date from which first exercisable	Date of expiry
John Condron	30,356	–	**30,356**	428.25	22 Jun 2008	21 Jun 2015
	–	27,930	**27,930**	490.5	23 Jun 2009	22 Jun 2016
John Davis	17,513	–	**17,513**	428.25	22 Jun 2008	21 Jun 2015
	–	16,309	**16,309**	490.5	23 Jun 2009	22 Jun 2016

Under the Deferred Bonus Plan, any bonus in excess of 100% of salary will be subject to a compulsory deferral into shares for a period of three years. These shares will be forfeited if the director leaves otherwise than in pre-determined 'good leaver' circumstances.

Directors' interests

The directors' beneficial and non-beneficial interests in shares in the Company are shown below. Since 31 March 2007, and up to the date of this document, the respective holdings of the directors in office have not changed.

	1 April 2006 (number)	31 March 2007 (number)
John Condron[(a)]	2,939,615	**1,993,163**
John Davis[(a)]	951,739	**601,739**
Bob Scott	105,263	**105,263**
Charles Carey	105,263	**105,263**
John Coghlan	52,632	**117,632**
Joachim Eberhardt	52,632	**52,632**
Lyndon Lea	200,000	**207,115**
Lord Powell of Bayswater	2,632	**2,632**
Richard Hooper	0	**4,000**

(a) On 8 November 2006 Halifax EES Trustees International Limited, as trustee for the Yell Employee Benefit Trust, (the Trust) acquired in the market, at an average price of £5.879384 per share, a total of 1,892,352 Ordinary shares in the Company (the shares).

The Shares will be held by the Trust until they are transferred to participants in the Company's Capital Accumulation Plan (the Plan). Neither John Condron nor John Davis is entitled to receive any of the shares or be granted any benefit under the Plan.

The Trust is a discretionary trust and all employees (including John Condron and John Davis) are included in the class of potential beneficiaries. Therefore, John Condron and John Davis are deemed to be interested in the shares whilst they are held by the Trust. This interest will cease following distribution of the shares to the participants in the Plan.

Accordingly, the shares are not included in the table of Directors' interests above.

By order of the Board

Joachim Eberhardt
Chairman of the Remuneration Committee
5 June 2007

5

Here's to... the numbers

This section provides a review of our financial performance for 2007.

Financial statements



Auditors' report

Independent Auditors' report to the members of Yell Group plc
We have audited the Group and parent company financial statements (the 'financial statements') of Yell Group plc for the year ended 31 March 2007 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group and Parent Company Cash Flow Statements, the Group and Parent Company Statements of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and Auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement and the Business Review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- The Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2007 and of its profit and cash flows for the year then ended
- The parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 March 2007 and cash flows for the year then ended
- The financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- The information given in the Directors' Report is consistent with the financial statements

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
5 June 2007

Group income statement

	Notes	Year ended 31 March 2006 £m	**Year ended 31 March 2007 £m**
Revenue	2	1,621.3	**2,075.1**
Cost of sales		(751.4)	**(919.7)**
Gross profit		869.9	**1,155.4**
Distribution costs		(49.5)	**(72.0)**
Administrative expenses		(370.5)	**(571.4)**
Operating profit	2,3	449.9	**512.0**
Finance costs		(134.9)	**(266.3)**
Finance income		2.4	**8.7**
Net finance costs	5,8	(132.5)	**(257.6)**
Loss on disposal of subsidiary	24	–	**(6.4)**
Profit before taxation		317.4	**248.0**
Taxation	6,8	(105.1)	**(31.7)**
Profit for the year		212.3	**216.3**
Attributable to:			
Minority interests		–	**3.6**
Equity shareholders of the Group		212.3	**212.7**
		212.3	**216.3**
Basic and diluted earnings per share			
Basic	8	30.1p	**27.6p**
Diluted	8	29.7p	**27.3p**
Dividends to equity shareholders in respect of financial year[1]	7	114.1	**132.7**

(1) The full year ordinary dividend for the year ended 31 March 2007 comprises an interim ordinary dividend of £44.2 million (5.7 pence per share) declared on 7 November 2006, and a final ordinary dividend of £88.8 million (11.4 pence per share) proposed on 22 May 2007. The full year ordinary dividend for the year ended 31 March 2006 comprises an interim ordinary dividend of £35.6 million (5.1pence per share) declared on 8 November 2005, and a final ordinary dividend of £78.5 million (10.2 pence per share) approved on 23 May 2006.

In accordance with IFRSs, dividends are not recorded until the period in which they are approved.

Group statement of recognised income and expense

	Year ended 31 March 2006 £m	**Year ended 31 March 2007 £m**
Profit for the financial year	212.3	**216.3**
Exchange gain (loss) on translation of foreign operations	47.8	**(71.3)**
Actuarial (losses) gains on defined benefit pension schemes	(3.5)	**16.1**
Gain in fair value of financial instruments used as hedges	10.8	**8.8**
Tax effect of net (gains) losses not recognised in the income statement	(2.9)	**0.2**
Net tax benefit on share based payments	8.1	**1.3**
Net income (expense) recognised directly in equity	60.3	**(44.9)**
Total recognised income for the year	272.6	**171.4**
Adoption of IAS 32/39 – Initial recognition of financial instruments used as hedges	(2.9)	**–**
Adoption of IAS 32/39 – Tax effect of initial recognition of financial instruments used as hedges	1.0	**–**
	270.7	**171.4**
Attributable to:		
Minority interests	–	**3.3**
Equity shareholders of the Group	270.7	**168.1**
	270.7	**171.4**

Group and Company balance sheets

	Notes	Group At 31 March 2006 £m	Group At 31 March 2007 £m	Company At 31 March 2006 £m	Company At 31 March 2007 £m
Non-current assets					
Goodwill	9	2,486.0	**3,645.3**	–	–
Other intangible assets	10	200.3	**1,229.5**	–	–
Property, plant and equipment	11	53.8	**94.5**	–	–
Deferred tax assets	16	139.6	**143.2**	–	–
Investments and other assets	12	5.0	**8.2**	1,470.0	**1,470.0**
Trade and other receivables	15	–	–	487.0	**757.2**
Total non-current assets		2,884.7	**5,120.7**	1,957.0	**2,227.2**
Current assets					
Inventories	13	6.7	**12.0**	–	–
Directories in development	14	226.0	**257.2**	–	–
Trade and other receivables	15	586.3	**947.4**	–	–
Cash and cash equivalents		28.5	**66.7**	–	**0.6**
Total current assets		847.5	**1,283.3**	–	**0.6**
Current liabilities					
Loans and other borrowings	17	(292.9)	**(224.3)**	–	–
UK corporation and foreign income tax payable		(58.5)	**(54.4)**	–	–
Trade and other payables	19	(366.8)	**(633.8)**	–	–
Total current liabilities		(718.2)	**(912.5)**	–	–
Net current assets		129.3	**370.8**	–	**0.6**
Non-current liabilities					
Loans and other borrowings	17	(1,729.6)	**(3,505.0)**	–	–
Deferred tax liabilities	16	(130.8)	**(497.7)**	–	–
Retirement benefit obligations	26	(39.9)	**(27.2)**	–	–
Trade and other payables	19	(7.9)	**(13.0)**	–	–
Total non-current liabilities		(1,908.2)	**(4,042.9)**	–	–
Net assets		1,105.8	**1,448.6**	1,957.0	**2,227.8**
Capital and reserves attributable to equity shareholders					
Share capital	20,22	1,192.3	**1,201.7**	1,214.4	**1,230.0**
Other reserves	21,22	(103.7)	**(218.0)**	14.2	**19.9**
Retained earnings	22	17.2	**454.8**	728.4	**977.9**
		1,105.8	**1,438.5**	1,957.0	**2,227.8**
Minority interests		–	**10.1**	–	–
Total equity	22	1,105.8	**1,448.6**	1,957.0	**2,227.8**

The financial statements on pages 78-120 were approved by the Board of directors on 5 June 2007.

John Condron
Director and Chief Executive Officer

John Davis
Director and Chief Financial Officer

Group and Company cash flow statements

	Notes	Group Year ended 31 March 2006 £m	Group Year ended 31 March 2007 £m	Company Year ended 31 March 2006 £m	Company Year ended 31 March 2007 £m
Cash flows from operating activities					
Cash generated from operations		411.5	**585.2**	0.2	–
Interest paid		(103.9)	**(266.0)**	–	–
Interest received		2.4	**8.7**	89.5	**122.4**
Redemption premiums paid		–	**(22.5)**	–	–
Income tax paid		(23.8)	**(78.8)**	–	–
Net cash inflow from operating activities		286.2	**226.6**	89.7	**122.4**
Cash flows from investing activities					
Acquisition of subsidiary undertakings, net of cash acquired	23	(968.2)	**(2,137.1)**	–	–
Net cash inflow on disposal of subsidiary	24	–	**3.7**	–	–
Purchase of property, plant and equipment and software		(32.9)	**(45.7)**	–	–
Loans to group companies		–	–	–	**(354.5)**
Net cash outflow from investing activities		(1,001.1)	**(2,179.1)**	–	**(354.5)**
Cash flows from financing activities					
Proceeds from issuance of ordinary shares		2.4	**355.1**	2.4	**355.1**
Purchase of own shares		(9.7)	**(11.5)**	–	–
Acquisition of new loans		1,440.8	**3,841.7**	–	–
Repayment of borrowings		(885.0)	**(1,860.2)**	–	–
Net new borrowings (payments) on revolving credit facility		242.7	**(143.8)**	–	–
Financing fees paid		(14.0)	**(64.8)**	–	–
Dividends paid to Company's shareholders	7	(94.5)	**(122.4)**	(94.5)	**(122.4)**
Net cash inflow (outflow) from financing activities		682.7	**1,994.1**	(92.1)	**232.7**
Net (decrease) increase in cash and cash equivalents		(32.2)	**41.6**	(2.4)	**0.6**
Cash and cash equivalents at beginning of the year		55.5	**28.5**	2.4	–
Exchange gains (losses) on cash and cash equivalents		5.2	**(3.4)**	–	–
Cash and cash equivalents at end of the year		28.5	**66.7**	–	**0.6**

Cash generated from operations

	Notes	Group Year ended 31 March 2006 £m	Group Year ended 31 March 2007 £m	Company Year ended 31 March 2006 £m	Company Year ended 31 March 2007 £m
Profit for the year		212.3	**216.3**	21.8	**28.3**
Adjustments for:					
Tax		105.1	**31.7**	9.4	**12.2**
Loss on disposal	24	–	**6.4**	–	–
Depreciation of property, plant and equipment	11	17.2	**26.8**	–	–
Amortisation of software costs	10	6.9	**16.6**	–	–
Amortisation of other intangible assets		29.5	**113.2**	–	–
Finance income		(2.4)	**(8.7)**	(31.2)	**(40.5)**
Finance costs		134.9	**266.3**	–	–
Employee bonus costs settled in shares		2.8	**2.2**	–	–
Changes in working capital:					
Inventories		0.8	**(3.1)**	–	–
Directories in development		(22.1)	**(8.3)**	–	–
Trade and other receivables		(51.4)	**(100.7)**	–	–
Trade and other payables		33.7	**14.8**	0.2	–
Pension deficit repair		(64.8)	–	–	–
Other		9.0	**11.7**	–	–
Cash generated from operations		411.5	**585.2**	0.2	–

1 Basis of preparation and consolidation, accounting policies and critical accounting estimates and judgements

Basis of preparation and consolidation
Yell Group plc is a public limited company incorporated, listed and domiciled in the UK.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial instruments (including derivative instruments) at fair value in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, and the Companies Act 1985. Accordingly these financial statements have been prepared in accordance with IFRSs as adopted by the European Union and therefore comply with Article 4 of the EU IAS Resolution. A summary of the more important Group accounting policies is set out below.

The Group financial statements consolidate the financial statements of the Company and all subsidiaries for the year ended 31 March 2007.

Where the financial statements of subsidiary undertakings do not conform with the Yell Group's accounting policies, appropriate adjustments are made on consolidation in order to present the Yell Group consolidated financial statements on a consistent basis. All significant companies within the Yell Group during the period of ownership have coterminous financial years. All transactions between the Yell Group's businesses have been eliminated in the preparation of these consolidated financial statements. The results of companies and businesses acquired during the year are included in the consolidated financial statements from their respective dates of acquisition.

Intra-group transactions, which have been eliminated on consolidation of the Group, have not been disclosed, other than those shown in note 27, Related Party Transactions.

Brief details of principal subsidiary undertakings at each year end, all of which are unlisted, are shown in note 12 to the financial statements.

We have made certain changes to the presentation of amounts in the prior year balance sheet. These changes have no effect on our results.

Accounting policies
(a) Revenue
Group revenue, after deduction of sales allowances, value added tax and other sales taxes, comprises the value of products provided by Group undertakings. Revenue from classified directories and other directories, mainly comprising advertising revenue, is recognised in the income statement upon completion of delivery to the users of the directories. Other revenue, principally from internet and voice products, is recognised from the point at which service is first provided over the life of the contract.

(b) Cost of sales
Cost of sales are the costs incurred in developing directories and other Group products. Provisions for impairment of trade receivables are also included within cost of sales.

(c) Advertising
The Group expenses the costs of advertising its own products and services as the costs are incurred.

(d) Finance costs and income
Finance costs payable are charged as incurred on an accruals basis. Finance income is recognised on an accruals basis.

(e) Exceptional items
Exceptional items are transactions which by virtue of their incidence, size, or combination of both are disclosed separately in the notes to the financial statements.

(f) Foreign currencies
On consolidation, the assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year to the extent that these rates approximate the actual rates.

Exchange differences arising from the retranslation at period end exchange rates of the net investment in foreign undertakings, and on borrowings designated as hedges of such investments, are taken to equity through the statement of recognised income and expense.

All other exchange gains or losses are dealt with through the income statement.

(g) Goodwill
Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the net assets. Goodwill arising on acquisitions is capitalised and is subject to impairment review, both annually from the date of transition onwards and when there are indications that the carrying value may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

(h) Other non-current intangible assets
On the acquisition of a business, fair values are attributed to the assets and liabilities acquired. These net assets may include software development costs, brand names, non-compete agreements, contracts, customer commitments and customer relationships, all of which are recorded as intangible assets and held at cost less accumulated amortisation. Software is amortised on a straight-line basis over its useful economic life, which does not generally exceed four years. Brand names are amortised on a straight-line basis over their useful economic lives, which do not exceed 40 years. Non-compete agreements are amortised on a straight-line basis over the term of the agreement. Contracts are amortised on a straight-line basis over the term of the contract. Customer commitments are amortised as the directories to which the commitments relate are published. Customer relationships are amortised on a basis that takes into account the estimated customer retention rate at the date of acquisition. The useful economic lives of customer relationships do not generally exceed eight years. The amortisation period and method are reviewed and adjusted, if appropriate, at each balance sheet date.

1 Basis of preparation and consolidation, accounting policies and critical accounting estimates and judgements

(i) Property, plant and equipment
Property, plant and equipment is stated at historical cost less depreciation. Cost comprises the purchase price and any other costs of bringing an asset into use. Depreciation is provided on property, plant and equipment on a straight-line basis from the time they are available for use, so as to write off their costs over their estimated useful economic lives taking into account any expected residual values.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets and adjusted prospectively, if appropriate, taking account of commercial and technological obsolescence as well as normal wear and tear.

The estimated lives assigned to property, plant and equipment are:

Buildings	10 – 40 years
Leasehold improvements	5 years or life of lease if less than 5 years
Office equipment	2 – 6 years
Land	Not depreciated

(j) Asset impairment
Assets with indefinite useful lives are not subject to amortisation and instead are tested for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets which are subject to amortisation are tested for impairment when an event that might affect asset values has occurred. An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future earnings from operating the assets. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGUs). Where assets do not generate independent cash flows and their carrying value cannot be attributed to a particular CGU, CGUs are grouped together at the level at which these assets reside, and the carrying value of this group of CGUs is compared to the recoverable amount of that particular group. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use.

(k) Investments
The carrying value of the investments in subsidiary undertakings in the financial statements of the Company is based upon a valuation at 31 March 2003 in preparation for our Initial Public Offering. Under the transition rules of IFRS 1, this carrying value is deemed to be cost and is subject to the policy on asset impairment.

Any impairment would be charged to the income statement account to the extent that it is not covered by amounts previously credited to shareholders' equity through the revaluation surplus.

(l) Leased assets
Rentals in respect of operating leases, under which substantially all the benefits and risks of ownership remain with the lessor, are charged to the income statement on a straight-line basis over the life of the lease.

Assets held under finance leases where substantially all the benefits and risks of ownership are transferred to the Group are capitalised in property, plant and equipment at the present value of the minimum lease payments payable during the lease term and depreciated over the shorter of their useful economic lives or the lease term. The capital element of the future obligations under the leases is included as a liability in the consolidated balance sheets, classified as appropriate as a payable due within or after one year. Lease payments are split between capital and interest elements using the annuity method and the interest is then charged to the income statement.

(m) Inventories
Inventory is stated at the lower of cost and net realisable value. Inventory comprises paper stocks.

(n) Directories in development
The cost of directories in development is recognised as a current intangible asset where the costs directly attributable to the development of the directory can be measured reliably. When directories are launched on a non-paid basis the costs are expensed as incurred. The development costs mainly comprise the direct costs of certain personnel dedicated to developing adverts and creating the content for directories, certain customer commitments in acquired businesses, artwork and other directory production and development costs, including appropriate directly attributable overheads. The asset is amortised to cost of sales on completion of delivery of the relevant directory when the related revenue is recognised.

(o) Trade receivables
Trade receivables are recognised initially at fair value. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The provision is calculated by estimating future cash flows from trade receivables on the basis of historical loss experience.

(p) Cash and cash equivalents
Cash and cash equivalents represent cash in hand, bank deposits repayable on demand, and other short-term highly liquid investments with original maturities of three months or less readily convertible into cash.

(q) Borrowings
All borrowings are initially stated at the fair value of consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost. Issue costs are charged to the income statement together with the coupon, as finance costs, on a constant-yield basis over the term of the borrowings, or over a shorter period where the lender can require earlier repayment.

(r) Share capital
Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

The shares held in an ESOP Trust for employees until issued are presented as Treasury shares in the Group balance sheet. Where the Trust or any Group company purchases the Company's equity share capital (treasury shares) the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity until the shares are cancelled, reissued or disposed.

(s) Employee benefits
The Group expenses employee benefits as employees render the services that give rise to the benefits in accordance with IAS 19 Employee Benefits.

The Group currently operates a defined benefit pension scheme for its UK employees employed before 1 October 2001 and operates defined contribution pension schemes for its UK employees employed subsequent to 1 October 2001 and its US employees. There are no pension schemes currently in place for Yell Publicidad employees.

All pension schemes are independent of the Group's finances. Actuarial valuations of the defined benefit scheme are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The balance sheet includes the surplus or deficit in the defined benefit scheme taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at the year end AA corporate bond interest rates. The cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance costs or income. Actuarial gains and losses on pension schemes are recognised immediately in the statement of recognised income and expense.

Payments to the Group's defined contribution schemes are charged against profit as incurred.

(t) Employee share schemes
The fair value of employee share based payments is calculated using the Black-Scholes model. In accordance with IFRS 2 Share Based Payments, the resulting cost is charged against income over the vesting period of the awards. The value of the charge is adjusted to reflect expected and actual levels of options vesting. When the ESOP trust acquires and holds shares of the Company, the Group presents them as a deduction (treasury shares) in arriving at equity shareholders' funds. We account for the issuance of treasury shares on a first-in, first-out basis.

(u) Taxation
The charge (credit) for taxation is based on the profit (loss) for the year and takes into account deferred taxation where transactions or events give rise to temporary differences between the treatment of certain items for taxation and for accounting purposes. Provision is made in full for deferred tax liabilities. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the benefit can be realised.

Current tax is provided at the amounts expected to be paid or recovered under the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured at the tax rates that are expected to apply in the periods in which the temporary differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

No provision is made for unremitted earnings of foreign subsidiaries or temporary differences relating to investments in subsidiaries where realisation of such differences can be controlled and is not probable in the foreseeable future.

1 Basis of preparation and consolidation, accounting policies and critical accounting estimates and judgements

(v) Derivative financial instruments
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and the fair value is subsequently remeasured at the year end. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either:

- Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges)
- Hedges of highly probable forecast transactions (cash flow hedges)
- Hedges of net investments in foreign operations (net investment hedges)

We have not designated any derivatives as fair value hedges. Changes in the fair value of derivatives that qualify as fair value hedges would be recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the period when the hedged item affects income (for instance, when the forecast transaction that is hedged takes place).

Foreign currency borrowings are used as hedges for net investments in foreign operations. Any gain or loss on foreign currency borrowings used as a hedge is recognised in equity.

The Group does not hold or issue derivative financial instruments for speculative purposes. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting would be recognised immediately in the income statement.

(w) Minority interests
Transactions with minority interests are accounted for as transactions with equity owners of the Group. For purchases from minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of the net assets of the subsidiary is deducted from equity.

(x) Dividends
Interim dividends are recognised when they are paid. Final dividends are recognised when they are approved by shareholders.

(y) Contingent liabilities
Through the normal course of business, Yell is involved in legal disputes, the settlement of which may involve cost to the Group. These costs are accrued when payment is probable and associated costs can be reliably estimated.

Critical accounting estimates and judgements
In general, our accounting policies under IFRSs as adopted by the European Union are consistent with those generally adopted by others operating within the same industry in the UK.

In preparing the consolidated financial statements, our management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. We regularly review these estimates and update them when required. Actual results could differ from these estimates. Unless otherwise indicated, we do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. We consider the following to be a description of the most significant estimates, which require our management to make subjective and complex judgements, and matters that are inherently uncertain.

(a) Acquisitions
When acquiring a business, we have to make judgements and best estimates about the fair value allocation of the purchase price. We seek appropriate competent and professional advice before making any such allocations. We test the valuation of goodwill on an annual basis and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. These tests require the use of estimates. See note 9.

(b) Allowance for doubtful debts
Receivables are reduced by an allowance for amounts that may become uncollectable in the future. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. We have demonstrated the ability to make reasonable and reliable estimates of allowances for doubtful accounts based on significant historical experience.

Bad debts as a percentage of printed directories revenue in the US at 6.7% reflect the growth strategy in the US, when compared to the 2.9% in Spain and 3.1% in the UK where the directories are more mature. Our consolidated bad debt expense was £99.3 million during the 2007 financial year and at 4.8% of revenue was slightly lower than the previous year.

If our allowance for credit losses as a percentage of revenue had been 1% higher or lower during the year ended 31 March 2007, then profit before tax would have varied by approximately £21 million.

(c) Economic lives of other non-current intangible assets and property, plant and equipment
Other non-current intangible assets and property, plant and equipment are long-lived assets that are amortised over their useful lives. Useful lives are based on management's estimates of the period over which the assets will generate revenue. The values of property, plant, equipment and assets with indefinite lives are reviewed annually for impairment. Other non-current intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable and at the end of the first full year following acquisition. Historically, we have not reduced the value of any assets as a result of the impairment analyses, nor have we realised large gains or losses on disposals of property, plant and equipment. If the useful economic lives had been longer or shorter by an average of one year during the year ended 31 March 2007, then our amortisation charge would have been approximately £14 million lower or higher respectively. Our depreciation charge would have been approximately £5 million lower if the useful lives had been longer by an average of one year, or approximately £11 million higher if the useful lives had been an average of one year shorter.

Historically, we have not realised large gains or losses on disposals of other non-current intangibles or property, plant and equipment.

(d) Estimated pension obligations
The determination of our obligation and expense for pensions is dependent on the selection of assumptions that are used by our actuaries in calculating such amounts. Those assumptions are described in note 26 and include, amongst others, the rate at which future pension payments are discounted to the balance sheet date, inflation expectations, the expected long-term rate of return on plan assets and average expected increase in compensation over and above inflation. Whilst we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions can materially affect the amount of our future pension obligations, future valuation adjustments in the statement of total recognised gains and losses and our future employee expenses.

We value the portfolio of assets held by the defined benefit pension scheme in the UK at market value when calculating our net pension deficit. Values will increase and decrease as markets rise and fall. The trustees and management have an agreed strategy to mitigate the risk of having insufficient funds, if markets fall. The trustees annually match the low-risk asset portfolio against the cash outflows for the following twelve years. Against longer term cash pay-outs they match a combination of investments in index-linked gilts to mitigate inflation risk, and higher risk assets to get higher rates of growth. The trustees also work with management to ensure sufficient assets will be available to settle obligations extending beyond 12 years.

The value of the pension obligations at 31 March 2007 was calculated on the basis that the real interest rate at the balance sheet date was 2.1%, which is the difference between the discount rate and expected inflation. The discount rate and expected inflation are determined by reference to specific types of debt instruments being traded in the open market. Increasing or decreasing the assumed real interest rate to 2.2% or 2.0% per annum, respectively, would decrease or increase the present value of the total pension obligation by approximately £8.5 million. The effect on the market value of assets cannot be estimated because the values of the scheme's investments do not always change in line with changes in real interest rates.

The reported pension obligation was determined on assumed life expectancies for men and women who have not yet retired of 26.5 and 29.4 years, respectively, from the date of retirement at age 60. The assumed life expectancy for men and women who have retired is 25.5 and 28.3 years, respectively, from the date they retired at age 60. We estimate that an increase in life expectancy of one year for all could have increased our reported pension deficit by approximately £7.5 million.

The reported pension obligation was determined on the basis of a 1.5% expected average increase in salaries above inflation. Increasing or decreasing the rate of assumed salary increases to 1.6% or 1.4% per annum, respectively, could have increased or decreased our reported pension deficit by approximately £3.0 million.

(e) Tax benefits and obligations
The determination of our obligation and expense for taxes requires an interpretation of tax law. We seek appropriate competent and professional tax advice before making any judgements on tax matters. Whilst we believe that our judgements are prudent and appropriate, significant differences in our actual experience may materially affect our future tax charges. We recognise deferred tax assets and liabilities arising from timing differences where we have a taxable benefit or obligation in the future as a result of past events. We record deferred tax assets to the extent that we believe they are more likely than not to be realised. Should we determine in the future that we would be able to realise deferred tax assets in excess of our recorded amount or that our liabilities are different to the amounts we recorded, then we would increase or decrease income as appropriate in the period such determination was made.

(f) Accrued costs of settling lawsuits in the US
The determination of our obligation and expense for the exceptional lawsuits was based on management's best estimates after taking into consideration appropriate advice from legal experts.

1 Basis of preparation and consolidation, accounting policies and critical accounting estimates and judgements

Standards, interpretations and amendments to published standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after 1 April 2007 or later periods but which the Group has chosen not to adopt early. The new standards that could be relevant to the Group's operations are as follows:

IFRS 7 Financial Instruments: Disclosures and IAS 1 (Amendment) Presentation of Financial Statements – Capital Disclosures (effective from 1 April 2007)
IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32 Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRSs. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. We will apply IFRS 7 and the amendment to IAS 1 for periods commencing 1 April 2007. We do not believe that implementation of this standard will affect our consolidated results or cash flows.

IFRS 8 – Operating segments
IFRS 8, 'Operating segments', was published on 30 November 2006 and is effective for accounting periods beginning on or after 1 January 2009. As with other new standards, early adoption is permitted. The standard requires disclosure of segment information that management uses internally to evaluate segment results. Before IFRS 8 can be applied in the UK it has to be endorsed by the EU; the endorsement process typically takes about six months and therefore we plan to apply IFRS 8 for periods beginning 1 April 2007. We do not believe that implementation of this standard will affect our consolidated results or cash flows.

IFRIC 8 Scope of IFRS 2
IFRIC 8 clarifies that transactions within the scope of IFRS 2 Share-based payments include those in which the entity cannot specifically identify some or all of the goods or services received. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. We do not believe that implementation of IFRIC 8 will have a significant effect on our consolidated results or cash flows.

IFRIC 10 Interim financial reporting and impairment
IFRIC 10 addresses the interaction between the requirements of IAS 34 and the recognition of impairment losses on goodwill in IAS 36 and certain financial assets in IAS 39, and the effect of that interaction on subsequent interim and annual financial statements. The Interpretation addresses whether an entity should reverse impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost if a loss would not have been recognised, or a smaller loss would have been recognised, had an impairment assessment been made only at a subsequent balance sheet date. IFRIC 10 concludes that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. We do not believe that implementation of IFRIC 8 will have a significant effect on our report of operations.

IFRIC 11, IFRS 2 – Group and treasury share transactions
IFRIC 11 addresses how a subsidiary should account for rights over parent company shares issued to its employees. When a parent entity grants rights over the parent's equity instruments to the employees of its subsidiary, as long as the share-based payment arrangement is accounted for as equity-settled in the consolidated financial statements, the subsidiary should treat the arrangement as an equity-settled arrangement. We do not believe that implementation of this standard will affect our consolidated results or cash flows.

2 Segmental analysis and management reporting

A geographical segment is based on the economic environment in which an entity operates. The Group's operations are split between Yell UK, Yellow Book USA and Yell Publicidad, which generates most of its results from Spain

The Group is a publisher of classified advertising directories in the UK, the US, Spain and Latin America. Revenue is principally derived from the sale of advertising in such publications. Segmental information is provided below in respect of the UK, US, Spanish and Latin American businesses. The geographical analysis is stated on the basis of origin of operations, although it would not be different had it been stated on the basis of customer origin.

Primary reportable segments – geographic	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m	Change %
Total UK revenue	698.9	**719.9**	3.0
US revenue:			
US revenue at constant exchange rate[a]	922.4	**1,089.2**	18.1
Exchange impact[a]	–	**(74.9)**	
Total US revenue	922.4	**1,014.3**	10.0
Spanish revenue	–	**242.8**	
Latin American revenue	–	**98.1**	
Total Yell Publicidad revenue	–	**340.9**	
Group revenue	1,621.3	**2,075.1**	28.0

(a) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results reported at a constant exchange rate and the results using current year exchange rates.

2 Segmental analysis and management reporting

Segmental information[a] Primary reportable segments – geographic	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
UK operations – Revenue	698.9	**719.9**
UK operating profit	238.3	**239.2**
Depreciation and amortisation	11.2	**13.5**
UK operations EBITDA	249.5	**252.7**
Exceptional items[b]	(5.0)	**0.2**
UK operations adjusted EBITDA	244.5	**252.9**
UK operations adjusted EBITDA margin	35.0%	**35.1%**
US operations – Revenue	922.4	**1,014.3**
US operating profit	211.6	**242.7**
Depreciation and amortisation	42.4	**49.6**
US operations EBITDA	254.0	**292.3**
Exceptional items[b]	4.4	**4.5**
Exchange impact[c]	–	**22.8**
US operations adjusted EBITDA at constant exchange rate[c]	258.4	**319.6**
Exchange impact[c]	–	**(22.8)**
US operations adjusted EBITDA	258.4	**296.8**
US operations adjusted EBITDA margin	28.0%	**29.3%**
Spanish operations – Revenue		**242.8**
Spanish operating profit		**5.8**
Depreciation and amortisation		**80.5**
Spanish operations EBITDA		**86.3**
Exceptional items[b]		**3.7**
Spanish operations adjusted EBITDA		**90.0**
Spanish operations adjusted EBITDA margin		**37.1%**
Latin American operations – Revenue		**98.1**
Latin American operating profit		**24.3**
Depreciation and amortisation		**13.0**
Latin American operations EBITDA		**37.3**
Exceptional items[b]		**0.5**
Latin American operations adjusted EBITDA		**37.8**
Latin American operations adjusted EBITDA margin		**38.5%**
Group – Revenue	1,621.3	**2,075.1**
Profit for the year	212.3	**216.3**
Loss on disposal	–	**6.4**
Taxation	105.1	**31.7**
Net finance costs	132.5	**257.6**
Operating profit	449.9	**512.0**
Depreciation and amortisation	53.6	**156.6**
Group EBITDA	503.5	**668.6**
Exceptional items[b]	(0.6)	**8.9**
Exchange impact[c]	–	**22.8**
Group adjusted EBITDA at constant exchange rate[c]	502.9	**700.3**
Exchange impact[c]	–	**(22.8)**
Group adjusted EBITDA	502.9	**677.5**
Group adjusted EBITDA margin	31.0%	**32.6%**

(a) Excluding net finance costs as these are not allocated to geographic segments.

(b) See note 8 for explanation of the exceptional items.

(c) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results reported at a constant exchange rate and the results reported using current year exchange rates.

Adjusted EBITDA by primary segment	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Total Yell UK	244.5	**252.9**
US operations at constant exchange rate[a]	258.4	**319.6**
Exchange impact[a]	–	**(22.8)**
Total Yellow Book USA	258.4	**296.8**
Spanish operations	–	**90.0**
Latin American operations	–	**37.8**
Total Yell Publicidad	–	**127.8**
Group adjusted EBITDA	502.9	**677.5**

(a) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results reported at a constant exchange rate and the results using current year exchange rates.

Assets and liabilities by primary segment	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Non-current assets		
UK	1,037.5	**1,045.9**
US	1,707.6	**1,511.4**
Spain	–	**2,288.3**
Latin America	–	**131.9**
Unallocated[a]	139.6	**143.2**
Group total	2,884.7	**5,120.7**
Total assets		
UK	1,378.2	**1,446.5**
US	2,214.4	**2,047.2**
Spain	–	**2,543.3**
Latin America	–	**223.8**
Unallocated[a]	139.6	**143.2**
Group total	3,732.2	**6,404.0**
Total liabilities		
UK	226.7	**252.4**
US	187.9	**168.4**
Spain	–	**218.0**
Latin America	–	**35.2**
Unallocated[a]	2,211.8	**4,281.4**
Group total	2,626.4	**4,955.4**
Net assets (liabilities)		
UK	1,151.5	**1,194.1**
US	2,026.5	**1,878.8**
Spain	–	**2,325.2**
Latin America	–	**188.7**
Unallocated[a]	(2,072.2)	**(4,138.2)**
Group total	1,105.8	**1,448.6**

(a) Unallocated assets and liabilities include deferred taxes, tax creditors, and loans and other borrowings.

The majority of UK net operating assets relate to the UK printed directories business.

Capital expenditure on property, plant and equipment and software in the year ended 31 March 2007 in the UK was £17.4 million (2006 – £15.4 million), in the US was £16.9 million (2006 – £17.5 million), in Spain was £8.1 million and in Latin America was £3.3 million. Capital expenditure committed at 31 March 2007 in the UK was £1.8 million (2006 - £1.8 million), in the US was £1.4 million (2006 – £nil), in Spain was £0.1 million and in Latin America was £nil. Expenditure on goodwill and other non-current intangible assets in the same period in the UK was £nil (2006 – £nil), in the US was £24.1 million (2006 – £968.2 million) and in Spain was £1,316.4 million.

Significant non-cash expenses in the year ended 31 March 2007 relating to share-based payments were £6.1 million in the UK (2006 – £3.9 million), £7.7 million in the US (2006 – £7.9 million) and £0.1 million in Spain.

2 Segmental analysis and management reporting

Secondary reportable segments – products
The secondary reportable segments are based on the products that are subject to differing risks and returns.

Revenue
Printed directories include our Yellow Pages and Business Pages directories in the UK, Yellow Book directories in the US, Paginas Amarillas in Spain and directories in Latin America. Other products and services mainly comprise Yell.com and Yellowbook.com, and Yellow Pages 118 24 7.

	Year ended 31 March 2006 £m	**Year ended 31 March 2007 £m**
Printed directories revenue	1,518.1	**1,828.4**
Other products and services revenue	103.2	**246.7**
Group revenue	1,621.3	**2,075.1**

Total assets at 31 March 2006 and 2007 attributable to the secondary business segments were as follows:

	Year ended 31 March 2006 £m	**Year ended 31 March 2007 £m**
Printed directories assets	974.7	**1,076.7**
Other products and services assets	81.7	**114.1**
Unallocated[a]	2,675.8	**5,213.2**
Total assets	3,732.2	**6,404.0**

(a) Certain assets, including the majority of goodwill, non-current intangible assets, deferred tax assets and cash, are not allocated to secondary business segments.

Capital expenditure in the years ended 31 March 2006 and 2007 incurred by the secondary business segments was as follows:

	Year ended 31 March 2006 £m	**Year ended 31 March 2007 £m**
Printed directories assets	22.4	**42.3**
Other products and services assets	10.5	**3.4**
Total capital expenditure	32.9	**45.7**

Capital expenditure committed at 31 March 2007 for printed directory products was £2.5 million (2006 – £0.8 million), and for other products was £0.8 million (2006 – £1.0 million).

Management reporting
For the purposes of exercising day-to-day managerial and budgetary control, the UK income statement is divided internally by product but these divisions are neither self-standing businesses nor cash generating units. For the purpose of managing the UK business, most common costs are allocated entirely to classified directories. Control is exercised by comparing performance against budgets that are agreed in advance.

The Chief Executive Officer reviews the revenue, earnings before interest, tax, depreciation and amortisation (EBITDA) before and after exceptional items within geographic segments. EBITDA, before exceptional items, together with revenue and cash conversion, are the key financial measures that we use to assess the success of our business in achieving growth and operational efficiencies. He also reviews the Group's adjusted operating cash flow as a percentage of adjusted EBITDA (Cash Conversion) and free cash flow to assess our efficiency in converting profit into cash.

Revenue	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m	Change %
UK printed directories	619.4	**600.5**	
Other products and services	79.5	**119.4**	
Total Yell UK	698.9	**719.9**	3.0
Yellow Book USA revenue at constant exchange rate[a]	922.4	**1,089.2**	18.1
Exchange impact[a]	–	**(74.9)**	
Total Yellow Book USA	922.4	**1,014.3**	10.0
Yell Publicidad		**340.9**	
Group	1,621.3	**2,075.1**	28.0

(a) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results reported at a constant exchange rate and the results using current year exchange rates.

EBITDA	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m	Change %
Yell UK			
Revenue	698.9	**719.9**	
UK printed directories operating profit	215.9	**199.5**	
Other products and services operating profit	22.4	**39.7**	
Yell UK operating profit	238.3	**239.2**	
Depreciation and amortisation[a]	11.2	**13.5**	
Yell UK EBITDA	249.5	**252.7**	1.3
Exceptional items[b]	(5.0)	**0.2**	
Yell UK adjusted EBITDA	244.5	**252.9**	3.4
Yell UK adjusted EBITDA margin	35.0%	**35.1%**	
Yellow Book USA			
Revenue	922.4	**1,014.3**	
Operating profit	211.6	**242.7**	
Depreciation and amortisation	42.4	**49.6**	
Yellow Book USA EBITDA	254.0	**292.3**	15.1
Exceptional items[b]	4.4	**4.5**	
Exchange impact[c]	–	**22.8**	
Yellow Book USA adjusted EBITDA at constant exchange rate(c)	258.4	**319.6**	23.7
Exchange impact[c]	–	**(22.8)**	
Yellow Book USA adjusted EBITDA	258.4	**296.8**	14.9
Yellow Book USA adjusted EBITDA margin	28.0%	**29.3%**	
Yell Publicidad			
Revenue	–	**340.9**	
Operating profit	–	**30.1**	
Depreciation and amortisation	–	**93.5**	
Yell Publicidad EBITDA	–	**123.6**	
Exceptional items[b]	–	**4.2**	
Yell Publicidad adjusted EBITDA	–	**127.8**	
Yell Publicidad adjusted EBITDA margin	–	**37.5%**	

2 Segmental analysis and management reporting

EBITDA continued

Group	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m	Change %
Revenue	1,621.3	**2,075.1**	
Operating profit	449.9	**512.0**	
Depreciation and amortisation	53.6	**156.6**	
Group EBITDA	503.5	**668.6**	32.8
Exceptional items[b]	(0.6)	**8.9**	
Exchange impact[c]	–	**22.8**	
Group adjusted EBITDA at constant exchange rate[c]	502.9	**700.3**	39.3
Exchange impact[c]	–	**(22.8)**	
Group adjusted EBITDA	502.9	**677.5**	34.7
Group adjusted EBITDA margin	31.0%	**32.6%**	

(a) In the year ended 31 March 2007, £10.3 million (2006 – £8.8 million) of depreciation and amortisation was allocated to UK printed directories and £3.2 million (2006 – £2.4 million) was allocated to other products and services in the UK.

(b) See note 8 for explanation of the exceptional items.

(c) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results. Exchange impact is the difference between the results reported at a constant exchange rate and the results reported using current year exchange rates.

Cash conversion	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m	Change %
Cash generated from operations	411.5	**585.2**	42.2
Cash payments of exceptional items	3.6	**2.1**	
Pension deficit repair payment	64.8	**–**	
Purchase of property, plant and equipment, net of sale proceeds	(32.9)	**(45.7)**	
Adjusted operating cash flow	447.0	**541.6**	21.2
Group adjusted EBITDA	502.9	**677.5**	
Cash conversion	88.9%	**79.9%**	

Free cash flow	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m	Change %
Cash generated from operations	411.5	**585.2**	
Net interest and tax payments	(125.3)	**(358.6)**	
Purchase of property, plant and equipment and software, net of sale proceeds	(32.9)	**(45.7)**	
Free cash flow	253.3	**180.9**	(28.6)

3 Expenses by nature

	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Staff costs (note 4)	361.0	**450.5**
Other directory development costs	194.6	**245.2**
Paper costs	100.0	**126.8**
Printing and binding costs	80.8	**100.9**
Bad debt expense	93.4	**99.3**
Pre-press costs	56.4	**69.1**
Amortisation of non-current intangible assets (note 10)	31.3	**97.9**
Advertising costs	72.0	**87.1**
Distribution costs	49.5	**72.0**
Amortisation of advertiser commitments	5.1	**31.9**
Depreciation of property, plant and equipment (note 11)	17.2	**26.8**
Operating leases, excluding plant and equipment hire	20.7	**19.9**
Plant and equipment hire	10.3	**9.2**
Other expenses	79.1	**126.5**
Total cost of sales, distribution and administrative expenses	1,171.4	**1,563.1**

The Auditors' remuneration has been disclosed in note 29.

4 Employees

	Year ended 31 March 2006	Year ended 31 March 2007
Average monthly number of employees in the Group (including executive directors):		
UK	3,666	**3,849**
US	7,972	**7,839**
Yell Publicidad		**2,210**
Total employees	11,638	**13,898**
Marketing and sales	8,101	**9,125**
Other	3,537	**4,773**
Total employees	11,638	**13,898**

	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Staff costs for the Group during the year:		
Wages and salaries	362.9	**491.1**
Social security costs	35.2	**48.9**
Other pension costs (note 26)	22.9	**27.7**
Severance costs	4.4	**5.3**
Share based payments	11.8	**13.9**
Total staff costs payable for the year	437.2	**586.9**
Net change in of staff costs deferred into directories in development	(76.2)	**(136.4)**
Total staff costs expensed to the income statement	361.0	**450.5**

The Company had no employees in the year ended 31 March 2007 (2006 – none).

Details of the Company's various stock option plans are given in note 28.

Directors	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Aggregate emoluments	3.0	**4.3**
Aggregate gains made on the exercise of share options	2.5	**–**
	5.5	**4.3**

Until 5 April 2006, retirement benefits were accruing to two directors under the Company's defined benefit pension scheme. As a result of changes in the taxation of pensions after 5 April 2006, cash payments have been made to two directors at a rate broadly equivalent to the cost of future benefit accruals. Details of individual directors' emoluments are given in the Remuneration Report on pages 66-74, which forms part of these financial statements.

5 Net finance costs

	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Senior credit facilities	78.4	**218.7**
Senior sterling and dollar notes[a]	37.6	**–**
Redemption premium on repayment of senior notes	–	**22.5**
Other	0.5	**1.2**
Amortisation of finance costs	14.7	**24.7**
Net interest on retirement benefit obligations (note 26)	3.7	**(0.8)**
Total interest payable	134.9	**266.3**
Finance income	(2.4)	**(8.7)**
Net finance costs	132.5	**257.6**

(a) Interest on the senior discount dollar notes was rolled up into the principal balance and was not due until the maturity or repayment of the notes. The senior sterling and dollar notes were redeemed on 2 June 2006.

6 Taxation

The tax charge for the year is lower (2006 – higher) than the standard rate of corporation tax of 30% (2006 – 30%).
The differences are explained below:

	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Profit before taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)	95.2	**74.4**
Effects of:		
Differing rates on overseas earnings	10.5	**3.8**
Changes in tax rates in Spain	–	**(46.6)**
Other	(0.6)	**0.1**
Tax charge on profit before tax	105.1	**31.7**

The tax on the Group's profit before tax is analysed as follows:

	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Current tax		
– Current year UK Corporation tax	50.1	**36.1**
– Current year foreign income tax	2.2	**38.9**
– Adjustments in respect of prior year	(1.7)	**(2.0)**
	50.6	**73.0**
Deferred tax		
– UK	4.9	**5.9**
– Foreign	49.6	**(47.2)**
Tax charge on profit before tax	105.1	**31.7**

The effective tax rate on profit before tax for the year ended 31 March 2007 was 12.8% (2006 – 33.1%).

Taxation credited (charged) directly to equity is as follows:

	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Deferred tax on actuarial gains and losses	1.0	**(4.8)**
Tax on foreign exchange movements	–	**6.4**
Net tax benefit on share based payments[a]	8.1	**1.3**
Deferred tax on fair valuations of financial instruments used as hedges	(2.9)	**(1.4)**
Total taxation recorded in equity	6.2	**1.5**

(a) Net tax benefit on share based payments comprises a net £2.4 million reduction in the deferred benefit recorded in share based payments reserved and a £3.7 million benefit recorded in retained earnings.

7 Dividends

Interim and final dividend per share
Dividends paid in the year were as follows:

	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Ordinary		
Final dividend of 8.4 pence and 10.2 pence per share for 2005 and 2006 respectively	58.9	**78.5**
Interim dividend of 5.1 pence and 5.7 pence per share for 2006 and 2007, respectively	35.6	**43.9**
Dividends paid	94.5	**122.4**

Shares held in the ESOP Trust have waived dividends totalling £1.0 million (2006 – £0.8 million).

The proposed full year ordinary dividend for the year ended 31 March 2007 comprises a paid interim ordinary dividend of £43.9 million (5.7 pence per share) and a proposed final ordinary dividend of £88.8 million (11.4 pence per share). The full year ordinary dividend for the year ended 31 March 2006 comprises an interim ordinary dividend of £35.6 million (5.1 pence per share), and a final ordinary dividend of £78.5 million (10.2 pence per share). In accordance with IFRSs, dividends are not recognised until the period in which they are approved. The full year ordinary dividend is proposed for approval at the Annual General Meeting on 19 July 2007. The proposed ex-dividend date is 27 June 2007 for payment on 27 July 2007 to shareholders registered on 29 June 2007.

8 Earnings per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has two classes of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the ordinary shares during the year and the contingently issuable shares under the Group's Long-term Incentive Plan. At 31 March 2006, the performance criteria for the vesting of the awards under the incentive scheme had not been met and consequently the shares in question are excluded from the diluted EPS calculation.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

	Actual	Exceptional items	Amortisation of acquired intangibles	Adjusted
Year ended 31 March 2006				
EBITDA (£m)	503.5	(0.6)	–	502.9
Depreciation and amortisation (£m)	(53.6)	–	29.5	(24.1)
Net finance costs (£m)	(132.5)	7.8	–	(124.7)
Group profit before tax (£m)	317.4	7.2	29.5	354.1
Taxation (£m)	(105.1)	(4.2)	(11.2)	(120.5)
Group profit for the financial year (£m)	212.3	3.0	18.3	233.6
Weighted average number of issued ordinary shares (m)	705			705
Basic earnings per share (pence)	30.1			33.1
Effect of share options (pence)	(0.4)			(0.3)
Diluted earnings per share (pence)	29.7			32.8

	Actual	Exceptional items)	Amortisation of acquired intangibles	Adjusted
Year ended 31 March 2007				
EBITDA (£m)	**668.6**	**8.9**	**–**	**677.5**
Depreciation and amortisation (£m)	**(156.6)**	**5.8**	**113.2**	**(37.6)**
Net finance costs (£m)	**(257.6)**	**36.3**	**–**	**(221.3)**
Loss on disposal	**(6.4)**	**6.4**	**–**	**–**
Group profit before tax (£m)	**248.0**	**57.4**	**113.2**	**418.6**
Taxation (£m)	**(31.7)**	**(66.0)**	**(40.6)**	**(138.3)**
Group profit after tax (£m)	**216.3**	**(8.6)**	**72.6**	**280.3**
Minority interests (£m)	**(3.6)**	**2.8**	**(2.9)**	**(3.7)**
Group profit for the financial year (£m)	**212.7**	**(5.8)**	**69.7**	**276.6**
Weighted average number of issued ordinary shares (m)	**771**			**771**
Basic earnings per share (pence)	**27.6**			**35.9**
Effect of share options (pence)	**(0.3)**			**(0.4)**
Diluted earnings per share (pence)	**27.3**			**35.5**

The exceptional administrative items for the year ended 31 March 2007 include restructuring costs arising from the Yell Publicidad acquisition of £4.4 million, and from US acquisitions of £4.5 million. Exceptional depreciation and amortisation costs of £5.8 million relate to writing down assets to their disposal value. The exceptional loss on disposal of £6.4 million relates to the disposal of the Brazil business explained in note 24. Exceptional finance costs comprise £13.8 million for accelerated amortisation of deferred financing fees and £22.5 million premium on the redemption of our Notes, which were refinanced prior to our Yell Publicidad acquisition. The exceptional tax benefit of £66.0 million comprises £5.8 million related to post-acquisition restructuring costs, £2.2 million related to the loss on disposal, £11.4 million related to exceptional financing costs and a £46.6 million exceptional tax credit from remeasuring deferred taxes in Spain at the lower rates enacted in November 2006. The exceptional items in the year ended 31 March 2006 include restructuring and other costs of £4.4 million arising from the TransWestern acquisition, and a credit of £5.0 million from releasing a provision for IPO costs in the UK. Exceptional finance costs for the year ended 31 March 2006 relate to the accelerated amortisation of deferred financing fees on our senior bank debt, which was redeemed at the date of the TransWestern acquisition. The exceptional tax credits in the year ended 31 March 2006 represent the tax on the exceptional items before tax.

Supplementary basic and diluted EPS have been calculated to exclude the effect of exceptional costs and amortisation net of tax. The adjusted numbers have been provided in order that the effects of amortisation on reported earnings can be fully appreciated.

9 Goodwill

Goodwill	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Net book value		
Balance at beginning of the year	1,692.0	**2,486.0**
Additions	728.4	**1,340.5**
Currency movements	65.6	**(181.2)**
Total net book value at end of the year	2,486.0	**3,645.3**

Goodwill and other intangible assets have been allocated to the Group's cash generating units (CGUs), each of which comprises all the operations based within a country.

Goodwill is not amortised but is tested for impairment at least annually. There has been no impairment of goodwill in 2006 or 2007. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the long-term growth rates stated below. The carrying value of goodwill and the key assumptions used for value-in-use calculations were as follows:

	Chile £m	Peru £m	Argentina £m	Spain £m	US £m	UK £m
Net book value						
Carrying value of goodwill	160.8	37.6	54.4	1,054.9	1,331.4	1,006.2
Long-term growth rate	4.1%	3.5%	3.4%	2.8%	2.6%	2.8%
Discount rate	11.5%	12.0%	17.5%	8.5%	8.0%	8.0%

The value-in-use calculations are sensitive to changes in the long-term growth rates and discount rates. The long-term growth rates used are consistent with the forecasts of national growth rates included in industry reports. The discount rates used are after tax and reflect specific risks relating to the relevant segments. If the assumed discount rate had been 1% higher for all CGUs, then only the goodwill allocated to our operations in Peru and Argentina would have been impaired (£3 million each). If the terminal growth rates had been 1% lower for all CGUs, then only the goodwill allocated to our operations in Peru and Argentina would have been impaired (£2 million each).

10 Other non-current intangible assets

	Year ended 31 March 2006				
	Customer commitments £m	Customer lists £m	Brand names £m	Software costs £m	Total £m
Cost					
Balance at beginning of year	–	6.4	–	31.3	37.7
Acquisitions	5.1	197.9	9.9	0.3	213.2
Additions	–	–	–	6.3	6.3
Write offs	–	–	–	(0.9)	(0.9)
Currency movements	–	2.7	–	1.3	4.0
Total cost at end of the year	5.1	207.0	9.9	38.3	260.3
Amortisation					
Balance at beginning of year	–	0.1	–	22.9	23.0
Charge for the year	5.1	19.0	5.4	6.9	36.4
Write offs	–	–	–	(0.8)	(0.8)
Currency movements	–	0.3	0.1	1.0	1.4
Total amortisation at end of the year	5.1	19.4	5.5	30.0	60.0
Net book value at end of the year	–	187.6	4.4	8.3	200.3

	Year ended 31 March 2007						
	Contracts £m	Non competes £m	Customer commitments £m	Customer lists £m	Brand names £m	Software costs £m	Total £m
Cost							
Balance at beginning of year	–	–	5.1	207.0	9.9	38.3	260.3
Acquisitions[(a)]	40.5	10.9	0.6	286.8	775.7	31.4	1,145.9
Additions	–	–	–	–	–	19.0	19.0
Write offs	–	–	(5.1)	–	–	(6.5)	(11.6)
Disposals	–	–	–	–	–	(1.2)	(1.2)
Currency movements	(1.1)	(0.1)	–	(27.0)	(10.2)	(3.0)	(41.4)
Total cost at end of the year	39.4	10.8	0.6	466.8	775.4	78.0	1,371.0
Amortisation							
Balance at beginning of year	–	–	5.1	19.4	5.5	30.0	60.0
Charge for the year	2.2	2.3	0.2	58.2	18.4	16.6	97.9
Write offs	–	–	(5.1)	–	–	(4.8)	(9.9)
Disposals	–	–	–	–	–	(0.4)	(0.4)
Currency movements	–	–	–	(3.5)	(0.5)	(2.1)	(6.1)
Total amortisation at end of the year	2.2	2.3	0.2	74.1	23.4	39.3	141.5
Net book value at end of the year	37.2	8.5	0.4	392.7	752.0	38.7	1,229.5

(a) Brand name acquisitions include Paginas Amarillas acquired with Yell Publicidad. At 31 March 2007 it had a carrying value of £620.6 million and an estimated remaining useful life of 39 years.

See note 9 for details of value-in-use calculations for cash generating units.

11 Property, plant and equipment

Property, plant and equipment is summarised as follows:

	Year ended 31 March 2006			
	Buildings £m	Leasehold improvements £m	Computers and equipment £m	Total £m
Cost				
Balance at beginning of year	9.7	5.2	51.9	66.8
Acquisitions	0.9	0.2	2.7	3.8
Additions	1.2	1.1	23.2	25.5
Disposals	–	–	(7.0)	(7.0)
Currency movements	0.9	0.2	1.9	3.0
Total cost at end of the year	12.7	6.7	72.7	92.1
Depreciation				
Balance at beginning of year	0.6	1.6	25.2	27.4
Charge for the year	0.3	0.9	16.0	17.2
Disposals	–	–	(7.0)	(7.0)
Currency movements	–	0.1	0.6	0.7
Total depreciation at end of the year	0.9	2.6	34.8	38.3
Net book value at end of the year	11.8	4.1	37.9	53.8

	Year ended 31 March 2007				
	Land £m	Buildings £m	Leasehold improvements £m	Computers and equipment £m	Total £m
Cost					
Balance at beginning of year	–	12.7	6.7	72.7	92.1
Acquisitions	13.3	16.4	–	10.0	39.7
Additions	–	0.6	4.5	28.3	33.4
Disposals and write-offs	–	(0.8)	–	(7.1)	(7.9)
Currency movements	(0.1)	(2.1)	(0.5)	(3.6)	(6.3)
Total cost at end of the year	13.2	26.8	10.7	100.3	151.0
Depreciation					
Balance at beginning of year	–	0.9	2.6	34.8	38.3
Charge for the year	–	0.8	1.8	24.2	26.8
Disposals and write-offs	–	(0.2)	–	(6.2)	(6.4)
Currency movements	–	(0.1)	–	(2.1)	(2.2)
Total depreciation at end of the year	–	1.4	4.4	50.7	56.5
Net book value at end of the year	13.2	25.4	6.3	49.6	94.5

The net book value of property, plant and equipment included amounts of £1.4 million (2006 – £1.5 million) in respect of assets held under finance leases.

12 Investments and other assets

	Group		Company	
	Year ended 31 March 2006 £m	**Year ended 31 March 2007 £m**	Year ended 31 March 2006 £m	**Year ended 31 March 2007 £m**
Shares in Group undertakings				
Balance at beginning and end of year	–	**–**	1,470.0	**1,470.0**
Investments and other assets[(a)]				
Balance at beginning of the year	2.0	**5.0**	–	**–**
Additions	3.0	**6.2**	–	**–**
Write offs	–	**(3.0)**	–	**–**
At end of the year	5.0	**8.2**	–	**–**
Total investments and other assets	5.0	**8.2**	1,470.0	**1,470.0**

(a) Investments and other assets include a joint venture in the US and deferred costs of financing on our revolving credit facilities.

Subsidiary undertakings
Brief details of principal subsidiary undertakings at 31 March 2006 and 2007, all of which are unlisted, are as follows:

	Activity	Group interest in allotted capital[(a)]	Country of operation[(b)]
Yell Finance BV[(c)]	Intermediate holding company	100% ordinary	UK
Yell Limited	Classified directory publisher	100% ordinary	UK
Yellow Book USA, Inc.	Classified directory publisher	100% common	US
Yell Publicidad, S.A.[(d)]	Classified directory publisher	98.72% ordinary	Spain and parts of Latin America

(a) The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings, unless otherwise stated.

(b) Incorporated in its country of operation except Yell Finance BV which is incorporated in the Netherlands.

(c) Directly held.

(d) We acquired 94.25% of the share capital of Yell Publicidad on 31 July 2006, and a further 4.47% of its share capital on 28 March 2007.

All significant subsidiary undertakings have the same year end as the Group and all the above companies have been included in the Group consolidation. The companies listed include those which materially affect the amount of profit and assets of the Group. A full list of all of our subsidiary undertakings at the date of this document is available for inspection at the registered office of the Company.

13 Inventories

Inventories comprise paper stocks of £12.0 million (2006 – £6.7 million) which are recognised in expense when books are completed. The cost of paper recognised as expense and included in cost of sales amounted to £126.8 million (2006 – £100.0 million).

14 Directories in development

	At 31 March 2006 £m	**At 31 March 2007 £m**
Opening cost	165.1	**226.0**
Acquisitions	27.6	**84.6**
Additions	432.2	**566.8**
Disposals	–	**(6.7)**
Amortisation into cost of sales	(406.9)	**(591.3)**
Currency movements	8.0	**(22.2)**
Closing cost	226.0	**257.2**

15 Trade and other receivables

	Group		Company	
	At 31 March 2006 £m	**At 31 March 2007 £m**	At 31 March 2006 £m	**At 31 March 2007 £m**
Amounts falling due within one year				
Net trade receivables	555.5	**830.7**	–	–
Other receivables	19.0	**62.0**	–	–
Accrued income	1.4	**42.0**	–	–
Prepayments	10.4	**12.7**	–	–
	586.3	**947.4**	–	–
Amounts falling due after more than one year				
Amounts owed by Group undertakings	–	–	487.0	**757.2**
Total receivables	586.3	**947.4**	487.0	**757.2**

The Group's trade receivables and accrued income are stated after deducting a provision of £208.6 million at 31 March 2007 (2006 – £157.8 million) for doubtful debts and sales allowances. The movements in the provision for doubtful debts were as follows for the years ended 31 March 2006 and 2007:

	Group		Company	
	At 31 March 2006 £m	**At 31 March 2007 £m**	At 31 March 2006 £m	**At 31 March 2007 £m**
Balance at beginning of the year	112.8	**157.8**	–	–
Charged to income statement	93.4	**99.3**	–	–
Acquired or charged to other accounts	9.4	**45.5**	–	–
Disposed	–	**(15.5)**	–	–
Written-off	(57.8)	**(78.5)**	–	–
Balance at end of the year	157.8	**208.6**	–	–

16 Deferred taxation

Deferred tax asset	At 31 March 2006 £m	**At 31 March 2007 £m**
Balance at beginning of the year	115.0	**139.6**
Charged to income statement	(27.7)	**(12.8)**
Credited (charged) directly to equity	9.4	**(2.5)**
Adjustments relating to acquisitions	36.3	**30.0**
Currency movements	6.6	**(11.1)**
Balance at end of the year	139.6	**143.2**

The elements of all net deferred tax assets recognised in the accounts, including the cumulative effect of net operating losses, were as follows:

	At 31 March 2006 £m	At 31 March 2007 £m
Tax effect of timing differences due to:		
Bad debt provisions	38.3	**44.8**
Defined benefit pension scheme	26.6	**17.9**
Other allowances and accrued expenses	20.4	**20.1**
Recognised tax net operating losses	20.5	**18.7**
Share options	15.9	**16.4**
Depreciation	6.9	**7.3**
Financial instruments	–	**4.9**
Post-acquisition alignment of accounting policies	–	**4.1**
Other	11.0	**9.0**
Recognised deferred tax assets	139.6	**143.2**

Tax losses of £7.8m (2006 – £56.0m) are available to use against taxable income arising in the US in future years. The benefits available in respect of tax net operating losses arising from US operations expire between 2018 and 2024 if not used. Tax losses of £40.2m are available to use against taxable income arising in Spain in future years. The benefits available in respect of tax net operating losses arising from Spanish operations expire in 2022 if not used. Tax losses of £8.6m are available to use against taxable income arising in Argentina within the next year. The benefits available in respect of tax net operating losses arising from Argentinean operations expire on 31 December 2007 if not used.

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable benefits is probable. The Group did not recognise deferred income tax assets of £7.6 million (2006 – nil) in respect of losses amounting to £25.1 million (2006 – £nil) that can be carried forward against future taxable income. These tax losses will expire in 2022.

Deferred tax liabilities	At 31 March 2006 £m	At 31 March 2007 £m
Balance at beginning of the year	68.5	**130.8**
Charged (credited) to income statement	26.8	**(54.2)**
Charged directly to equity	3.2	**6.1**
Adjustments relating to acquisitions	25.8	**432.5**
Currency movements	6.5	**(17.5)**
Balance at end of the year	130.8	**497.7**

The elements of all net deferred tax liabilities recognised in the accounts were as follows:

	At 31 March 2006 £m	At 31 March 2007 £m
Tax effect of timing differences due to:		
Intangible assets	76.1	**415.8**
Directories in development	32.9	**31.5**
Deferred selling costs	16.8	**14.0**
Post-acquisition alignment of accounting policies	–	**11.4**
Financial instruments	3.3	**9.1**
Other	1.7	**15.9**
Recognised deferred tax liabilities	130.8	**497.7**

17 Loans and other borrowings

		Group		Company	
	Interest rate %	At 31 March 2006 £m	At 31 March 2007 £m	At 31 March 2006 £m	At 31 March 2007 £m
Amounts falling due within one year					
Term loans under senior credit facilities[(a)(b)]	5.4 – 7.3	50.1	**121.7**	–	–
Revolving loan under senior credit facilities[(a)]	7.2	242.2	**97.2**	–	–
Net obligations under finance leases and other short term borrowings		0.6	**5.4**	–	–
Total amounts falling due within one year		292.9	**224.3**	–	–
Amounts falling due after more than one year					
Senior credit facilities[(a)(b)]	5.4 – 7.3	1,390.6	**3,505.0**	–	–
Senior notes:					
Senior sterling notes[(c)]		161.8	–	–	–
Senior dollar notes[(c)]		74.4	–	–	–
Senior discount dollar notes[(c)]		102.8	–	–	–
Total amounts falling due after more than one year		1,729.6	**3,505.0**	–	–
Net loans and other borrowings		2,022.5	**3,729.3**	–	–

(a) The Group's financing facilities primarily comprise a series of term loans totalling £1,291.2 million, €1,225.9 million and $3,050.6 million. These term loans were arranged under a Facilities Agreement dated 27 April 2006, which also includes a revolving credit facility of £400 million. At 31 March 2007, £97.2 million was outstanding under the revolving credit facility (2006 – £242.2 million). The term loans and the revolving credit facility under the Facilities Agreement are secured by guarantees given by the Group's principal operating and holding companies and by pledges over the shares of principal operating or holding companies.

(b) The terms of the Facilities Agreement require the Yell Group to maintain better than specified consolidated financial ratios for net total debt to Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA as defined in the Facilities Agreement, including a pro-forma adjustment to the EBITDA of acquisitions of less than one year) and EBITDA to net cash interest payable. These financial ratios have to be prepared for the preceding twelve-month period and reported to the lenders under the Facilities Agreement on a quarterly basis.

(c) The Senior sterling, Senior dollar and Senior discount dollar notes were redeemed on 2 June 2006 for a premium of £22.5 million.

Loans and other borrowings are shown net of unamortised deferred finance costs, which have been allocated as follows:

	At 31 March 2006			At 31 March 2007		
	Principal amount £m	Deferred finance costs £m	Net balance £m	Principal amount £m	Deferred finance costs £m	Net balance £m
Term loans under senior credit facilities	1,450.0	(9.3)	1,440.7	**3,673.5**	**(46.8)**	**3,626.7**
Senior notes:						
Senior sterling notes	162.5	(0.7)	161.8	–	–	–
Senior dollar notes	74.8	(0.4)	74.4	–	–	–
Senior discount dollar notes	103.2	(0.4)	102.8	–	–	–
Revolving loan under senior credit facilities	242.2	–	242.2	**97.2**	–	**97.2**
Other	0.6	–	0.6	**5.4**	–	**5.4**
Total loans and borrowings	2,033.3	(10.8)	2,022.5	**3,776.1**	**(46.8)**	**3,729.3**

Debt maturities, net of issue costs, are as follows:

	At 31 March 2006			At 31 March 2007		
	Principal amount £m	Deferred finance costs £m	Net balance £m	Principal amount £m	Deferred finance costs £m	Net balance £m
Within one year, or on demand	295.1	(2.2)	292.9	**235.8**	**(11.5)**	**224.3**
Between one and two years	104.5	(2.2)	102.3	**199.7**	**(11.5)**	**188.2**
Between two and three years	130.6	(2.2)	128.4	**266.3**	**(11.5)**	**254.8**
Between three and four years	156.7	(2.2)	154.5	**399.5**	**(11.5)**	**388.0**
Between four and five years	1,006.0	(0.6)	1,005.4	**2,674.8**	**(0.8)**	**2,674.0**
After five years	340.4	(1.4)	339.0	–	–	–
Total due after more than one year	1,738.2	(8.6)	1,729.6	**3,540.3**	**(35.3)**	**3,505.0**
Total loans and other borrowings	2,033.3	(10.8)	2,022.5	**3,776.1**	**(46.8)**	**3,729.3**

18 Financial instruments and risk management

Treasury policy
The Group's treasury function's primary role is to fund investments and to manage liquidity and financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury function is not a profit centre and its objective is to manage risk at optimum cost.

The Board sets the treasury function's policy and its activities are subject to a set of controls commensurate with the magnitude of the investments and borrowings under its management.

Counterparty credit risk is closely monitored and managed within controls set by the Board. Derivative financial instruments, including forward foreign exchange contracts, are normally used only for hedging purposes.

The principal financing and treasury exposures faced by the Group arise from working capital management, the financing of acquisitions and property, plant and equipment, the management of interest rates on the Group's debt and the investment of surplus cash. The treasury function manages those exposures with the objective of remaining within ratios covenanted with the lenders of its bank debt. The Group has not purchased or issued any derivative contracts for trading or hedging purposes, except as referred to below.

The Yell Group has funded the business largely from cash flows generated from operations and bank debt. Details of the Group's borrowings are disclosed in note 17.

All significant cash inflows and outflows associated with the Group's operations in the UK are denominated in pounds sterling, and all significant cash inflows and outflows associated with operations in the US are denominated in dollars. All significant cash inflows and outflows associated with the Group's operations in Spain are denominated in euros. Cash inflow and outflows associated with the Group's operations in Latin America are denominated in local currency. However, the financial statements are presented in pounds sterling, and changes in the exchange rate between the dollar, the euro and pounds sterling will affect the translation of the results of our operations in the US, Spain and Latin America into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 41.1% of our debt and 47.5% of our net interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 36.0%. Additionally, 22.0% of our debt and 15.6% of our net interest expense are denominated in euros, thereby reducing our euro EBITDA exposure by approximately 24.8%. The Group does not intend to hedge the remaining foreign exchange translation exposure, although we will continue to review this practice.

The Group now borrows only at variable rates of interest on its term bank debt and, in order to achieve the objective of managing interest rate risk, partially hedges its risks through the use of interest-rate derivative instruments. We have fixed interest on at least 90% of the indebtedness under the term bank facilities using interest rate swaps over the period to June 2009 and around 50% thereafter until March 2011, with a review of this strategy on a quarterly basis.

During the year ended 31 March 2007, net debt increased from £1,994.0 million to £3,662.2 million, primarily as a result of refinancing on the acquisition of Yell Publicidad.

Other financial instruments
The Group also has short-term receivables and payables that arise in the normal course of business and, therefore, have been excluded from the disclosures which follow.

There has been no change in the role that financial instruments have in creating or changing the Group's risk between 31 March 2007 and the date of these financial statements.

18 Financial instruments and risk management

Currency profile and interest rate risk

The interest rate profile of the Group's financial assets and liabilities was as follows:

	Financial assets	Financial liabilities			
	Floating rate £m	Fixed rate £m	Floating rate £m	Total £m	Net financial liabilities £m
At 31 March 2006					
Currency:					
Sterling	17.2	(389.5)	(298.0)	(687.5)	(670.3)
US dollar	11.3	(753.5)	(592.3)	(1,345.8)	(1,334.5)
Total	28.5	(1,143.0)	(890.3)	(2,033.3)	(2,004.8)
At 31 March 2007					
Currency:					
Sterling	**23.5**	**(1,208.0)**	**(180.4)**	**(1,388.4)**	**(1,364.9)**
US dollar	**16.4**	**(1,147.0)**	**(404.5)**	**(1,551.5)**	**(1,535.1)**
Euro	**26.8**	**(817.8)**	**(18.4)**	**(836.2)**	**(809.4)**
Total	**66.7**	**(3,172.8)**	**(603.3)**	**(3,776.1)**	**(3,709.4)**

Total financial liabilities are presented gross before unamortised costs which amount to £46.8 million at 31 March 2007 (£10.8 million at 31 March 2006). See further detail in note 17.

Details of currency denomination, interest and maturity profiles of specific borrowings are given in note 17. There are no material monetary assets or liabilities denominated in currencies other than pounds sterling, US dollars or euros.

Interest rate profile

Details of year-end interest rates on borrowings are set out in note 17. The Group has entered into interest rate swaps for the purpose of hedging future floating interest rate movements on its term bank debt. The Group has fixed interest rates on at least 90% of the interest rate exposure on the indebtedness under the senior credit facilities using interest rate swaps over the period to June 2009 and around 50% thereafter to March 2011.

For the fixed-rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	At 31 March 2006		**At 31 March 2007**	
	Weighted average interest rate %	Weighted period for which rate is fixed Years	**Weighted average interest rate %**	**Weighted period for which rate is fixed Years**
Currency:				
Sterling	8.0	0.8	**6.8**	**3.2**
US dollar	7.0	0.9	**7.0**	**3.1**
Euro	–	–	**5.6**	**3.3**
Total borrowings	7.4	0.9	**6.6**	**3.2**

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging, at the Group's option, from one month to six months by reference to LIBOR. The Group expects to continue to fix its floating rate financial liabilities at the end of each month by reference to one month LIBOR at that time.

Borrowing facilities and liquidity risk

The Group has maintained committed banking facilities to mitigate any liquidity risk it may face. There were committed senior debt facilities at 31 March 2007 of £400 million (2006 – £600 million) of which £97.2 million had been drawn down at 31 March 2007 (2006 – £242.2 million).

Fair values of financial assets and liabilities

The following table reflects the carrying amount and fair value of the Group's financial instruments at 31 March 2006 and 2007. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in forced liquidation or sale.

	At 31 March 2006		At 31 March 2007	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Non-derivatives:				
Assets				
Trade and other receivables	586.3	586.3	**947.4**	**947.4**
Cash at bank and in hand	28.5	28.5	**66.7**	**66.7**
Liabilities				
Trade and other payables	(374.7)	(374.7)	**(646.8)**	**(646.8)**
Short-term borrowings[(a)(c)]	(292.9)	(292.9)	**(224.3)**	**(224.3)**
Long-term borrowings[(b)(c)]	(1,729.6)	(2,041.5)	**(3,505.0)**	**(3,505.0)**
Derivatives:				
Interest rate swaps	7.9	7.9	**16.7**	**16.7**

(a) The fair value of short-term borrowings approximated to carrying value due to the short maturity of the instruments.

(b) The Group's notes were redeemed in June 2006. The fair value of the Group's notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.

(c) Borrowings are presented after unamortised costs, which amount to £46.8 million at 31 March 2007 (£10.8 million at 31 March 2006). See note 17 for further details.

19 Trade and other payables

	Group		Company	
	At 31 March 2006 £m	At 31 March 2007 £m	At 31 March 2006 £m	At 31 March 2007 £m
Amounts falling due within one year				
Trade payables	27.3	**88.4**	–	–
Other taxation and social security	17.3	**18.2**	–	–
Accruals and other payables	162.3	**237.5**	–	–
Deferred income	159.9	**289.7**	–	–
	366.8	**633.8**	–	–
Amounts falling due after more than one year				
Trade payables	5.6	**11.1**	–	–
Accruals and other payables	1.0	**1.1**	–	–
Deferred income	1.3	**0.8**	–	–
	7.9	**13.0**	–	–
Total payables	374.7	**646.8**	–	–

20 Share capital

Group and Company called up share capital	At 31 March 2006 £m	At 31 March 2007 £m
Authorised		
936,320,000 ordinary shares of £0.01 each (2006 – 936,320,000)	9.4	**9.4**
Allotted, called up and fully paid		
779,267,379 ordinary shares of £0.01 each (2006 – 706,142,440)	7.1	**7.8**

20 Share capital

The share capital history of the Company from 1 April 2005 up to 31 March 2007 is as follows:

- During the year from 1 April 2005 to 31 March 2006, 2,184,124 ordinary shares of £0.01 each were issued by the Company at par value to settle exercised share options and were fully paid up
- During the period from 1 April 2006 to 3 May 2006, 8,813 ordinary shares of £0.01 each were issued by the Company at par value to settle exercised share options and were fully paid up
- On 4 May 2006, 68,627,451 ordinary shares of £0.01 each were issued by the Company pursuant to the placing announced on 28 April 2006. The shares were issued in consideration for the transfer to the Company of ordinary and redeemable shares in Yell Capital (Jersey) Limited with a value of approximately £345,000,000, following which all the shares in Yell Capital (Jersey) Limited were owned by the Company. In accordance with section 131 of the Companies Act 1985, no share premium arose on the issue of the new shares which were fully paid up at the nominal value of £0.01 per share
- During the period from 4 May 2006 to 31 March 2007, 4,488,675 ordinary shares of £0.01 each were issued by the Company at par value to settle exercised share options and were fully paid up

Movement in share capital subsequent to 31 March 2007 up to the date of this document:

- During the period from 1 April 2007 to 5 June 2007, 59,933 ordinary shares of £0.01 each were issued by the Company at par value to settle exercised share options and were fully paid up

Movements in share capital for the Group are as follows:

Group	Called up shares £m	Share premium £m	ESOP Trust shares £m	Total £m
At 1 April 2005	7.0	1,191.0	(12.4)	1,185.6
Ordinary share capital issued to employees	0.1	16.3	–	16.4
Aggregate consideration for shares purchased by ESOP trust	–	–	(9.7)	(9.7)
At 31 March 2006	7.1	1,207.3	(22.1)	1,192.3
Ordinary share capital issued to employees	–	14.9	5.3	20.2
Share placement and capital restructuring	0.7	–	–	0.7
Aggregate consideration for shares purchased by ESOP trust	–	–	(11.5)	(11.5)
At 31 March 2007	**7.8**	**1,222.2**	**(28.3)**	**1,201.7**

The shares held in an ESOP trust for employees are accounted for as treasury shares. Movements in the number of shares held by the trust in the years ended 31 March 2006 and 2007 were as follows:

	At 31 March 2006	**At 31 March 2007**
Held at beginning of the year	3,333,207	**5,323,976**
Sold or transferred during the year	–	**(1,562,988)**
Purchased during the year	1,990,769	**1,954,168**
Held at the end of the year	5,323,976	**5,715,156**

The nominal value of the shares held in trust was £57,152 at 31 March 2007 (2006 – £53,240). The market value of the shares held in trust was £34.2 million at 31 March 2007 (2006 – £29.0 million). The number of shares held by the trust at 31 March 2007 represents 0.7% of called-up share capital (2006 – 0.7%).

Movements in share capital for the Company are as follows:

Company	Called up shares £m	Share premium £m	Total £m
At 1 April 2005	7.0	1,191.0	1,198.0
Ordinary share capital issued to employees	0.1	16.3	16.4
At 31 March 2006	7.1	1,207.3	1,214.4
Share placement and capital restructuring	0.7	–	0.7
Ordinary share capital issued to employees	–	14.9	14.9
At 31 March 2007	**7.8**	**1,222.2**	**1,230.0**

21 Other reserves

Total other reserves are analysed as follows:

Group	Share based payments reserve £m	Pensions reserve £m	Hedging reserve £m	Translation reserve £m	Other reserves[(a)] £m	Total other reserves £m
Balance at 31 March 2005	26.0	(69.7)	–	(116.2)	–	(159.9)
Implementation of IAS 32/39						
– Initial recognition of hedges	–	–	(2.9)	–	–	(2.9)
– Tax effect of initial recognition of hedges	–	–	1.0	–	–	1.0
Balance at 1 April 2005	26.0	(69.7)	(1.9)	(116.2)	–	(161.8)
Net actuarial loss on defined benefit pension schemes	–	(3.5)	–	–	–	(3.5)
Change in fair value of hedges	–	–	10.8	–	–	10.8
Taxation	8.1	1.0	(3.9)	–	–	5.2
Currency translation differences	–	–	–	47.8	–	47.8
Net income (expense) recognised directly in equity	8.1	(2.5)	6.9	47.8	–	60.3
Value of services provided in return for share based payments	11.8	–	–	–	–	11.8
Share based payments as ordinary share capital issued to employees	(14.0)	–	–	–	–	(14.0)
	5.9	(2.5)	6.9	47.8	–	58.1
Balance at 31 March 2006	31.9	(72.2)	5.0	(68.4)	–	(103.7)
Net actuarial gain on defined benefit pension schemes	–	16.1	–	–	–	16.1
Change in fair value of hedges	–	–	8.8	–	–	8.8
Taxation	(2.4)	(4.8)	(1.4)	–	6.4	(2.2)
Currency translation differences	–	–	–	(71.0)	–	(71.0)
Net income (expense) recognised directly in equity	(2.4)	11.3	7.4	(71.0)	6.4	(48.3)
Value of services provided in return for share based payments	13.9	–	–	–	–	13.9
Share based payments as ordinary share capital issued to employees	(8.2)	–	–	–	–	(8.2)
Purchase of minority interests	–	–	–	–	(58.1)	(58.1)
Capital duty paid on Yell Publicidad acquisition	–	–	–	–	(13.6)	(13.6)
	3.3	11.3	7.4	(71.0)	(65.3)	(114.3)
Balance at 31 March 2007	**35.2**	**(60.9)**	**12.4**	**(139.4)**	**(65.3)**	**(218.0)**

(a) Other reserves include £6.4 million relating to tax benefits on foreign exchange movements, £58.1 million arising on the purchase of minority interests, and £13.6 million arising from capital duty paid on the Yell Publicidad acquisition.

Company	Share based payments reserve £m
Balance at 1 April 2005	16.4
Value of services provided in return for share based payments	11.8
Share based payments as ordinary share capital issued to employees	(14.0)
Balance at 31 March 2006	14.2
Value of services provided in return for share based payments	13.9
Share based payments as ordinary share capital issued to employees	(8.2)
Balance at 31 March 2007	**19.9**

22 Consolidated statement of changes in equity

Group	Share capital £m	Other reserves £m	Retained earnings (accumulated deficit) £m	Minority interests £m	Total £m
Balance at 31 March 2005	1,185.6	(159.9)	(100.6)	–	925.1
Implementation of IAS 32/39	–	(1.9)	–	–	(1.9)
Balance at 1 April 2005	1,185.6	(161.8)	(100.6)	–	923.2
Net income recognised directly in equity	–	60.3	–	–	60.3
Profit for the year	–	–	212.3	–	212.3
Total recognised income for 2006	–	60.3	212.3	–	272.6
Value of services provided in return for share based payments	–	11.8	–	–	11.8
Ordinary share capital issued to employees	16.4	(14.0)	–	–	2.4
Own shares purchased by ESOP trust	(9.7)	–	–	–	(9.7)
Dividends	–	–	(94.5)	–	(94.5)
	6.7	58.1	117.8	–	182.6
Balance at 31 March 2006	1,192.3	(103.7)	17.2	–	1,105.8
Net expense recognised directly in equity	–	(48.3)	3.7	(0.3)	(44.9)
Profit for the year	–	–	212.7	3.6	216.3
Total recognised (expense) income for 2007	–	(48.3)	216.4	3.3	171.4
Share placement and capital restructuring	0.7	–	344.1	–	344.8
Value of services provided in return for share based payments	–	13.9	–	–	13.9
Ordinary share capital issued to employees	20.2	(8.2)	(0.5)	–	11.5
Own shares purchased by ESOP trust	(11.5)	–	–	–	(11.5)
Capital duty paid on Yell Publicidad acquisition	–	(13.6)	–	–	(13.6)
Minority interest arising on purchase of subsidiary	–	–	–	42.3	42.3
Purchase of minority interests	–	(58.1)	–	(35.5)	(93.6)
Dividends	–	–	(122.4)	–	(122.4)
	9.4	(114.3)	437.6	10.1	342.8
Balance at 31 March 2007	**1,201.7**	**(218.0)**	**454.8**	**10.1**	**1,448.6**

Company	Share capital £m	Other reserves £m	Retained earnings(a) £m	Total £m
Balance at 1 April 2005	1,198.0	16.4	801.1	2,015.5
Profit for the year[b]	–	–	21.8	21.8
Total recognised income for 2006	–	–	21.8	21.8
Value of services provided in return for share based payments	–	11.8	–	11.8
Ordinary share capital issued to employees	16.4	(14.0)	–	2.4
Dividends	–	–	(94.5)	(94.5)
	16.4	(2.2)	(72.7)	(58.5)
Balance at 31 March 2006	1,214.4	14.2	728.4	1,957.0
Profit for the year[b]	–	–	28.3	28.3
Total recognised income for 2007	–	–	28.3	28.3
Share placement and capital restructuring	0.7	–	344.1	344.8
Value of services provided in return for share based payments	–	13.9	–	13.9
Ordinary share capital issued to employees[c]	14.9	(8.2)	(0.5)	6.2
Dividends	–	–	(122.4)	(122.4)
	15.6	5.7	249.5	270.8
Balance at 31 March 2007	**1,230.0**	**19.9**	**977.9**	**2,227.8**

(a) Retained earnings include the capital reserve from which dividends have been paid.

(b) The directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and not presented an income statement for the Company alone.

(c) Ordinary share capital issued to employees by the Company does not include £5.3 million of shares issued by the ESOP Trust (see note 20).

See notes 20 and 21 for further analysis of share capital and other reserves.

23 Acquisitions

In the year ended 31 March 2007, the Yell Group paid £2,039.2 million for acquisitions. The largest acquisition was that of 94.25% of the share capital of Telefónica Publicidad e Información, S.A. (TPI) for €2,939.8 million (£2,010.3 million). The purchase price of TPI was allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount £m	Fair value adjustments £m	Fair value £m
Non-current assets			
Other intangible assets	109.4	1,028.7	1,138.1
Property, plant and equipment	24.7	14.8	39.5
Deferred tax assets	30.8	–	30.8
Total non-current assets	164.9	1,043.5	1,208.4
Current assets			
Directories in development	48.0	34.9	82.9
Trade and other receivables	292.2	–	292.2
Cash and cash equivalents	16.8	–	16.8
Total current assets	357.0	34.9	391.9
Current liabilities			
Loans and other borrowings	(90.0)	–	(90.0)
Corporation tax	(12.8)	–	(12.8)
Trade and other payables	(251.9)	–	(251.9)
Total current liabilities	(354.7)	–	(354.7)
Total assets less current liabilities	167.2	1,078.4	1,245.6
Non-current liabilities			
Loans and other borrowings	(70.2)	–	(70.2)
Deferred tax liabilities	(29.1)	(403.7)	(432.8)
Trade and other payables	(6.4)	–	(6.4)
Identifiable net assets	61.5	674.7	736.2
Minority interests			(42.3)
Share of net assets acquired			693.9
Goodwill			1,316.4
Total cost			2,010.3

Non-current intangible assets totalling €1,664.4 million (£1,138.1 million) comprise €1,130.7 million (£773.2 million) of brand names, €408.4 million (£279.3 million) of customer lists, and €125.3 million (£85.6 million) allocated between software, contracts, and non-compete agreements. Directories in development comprise all current intangible assets, including customer commitments and a customer database. Goodwill of €1,925.0 million (£1,316.4 million) is attributable to the future synergies expected, the workforce acquired and future growth of the business.

The acquisition of TPI (now renamed Yell Publicidad) was financed by debt acquired of £1,634.0 million, proceeds from the share placement of £344.8 million, and operating cash of £31.5 million.

The consolidated financial information of the Yell Group consolidates the financial results of Yell Publicidad for the eight months ended 31 March 2007. If the acquisition had occurred on 1 April 2006, we estimate that the pro forma Group revenue to 31 March 2007 would have been £2,206.8 million and Group adjusted EBITDA would have been £708.7 million.

On 28 March 2007, we purchased a further 16,136,315 shares of Yell Publicidad for €137.5 (£93.6 million), representing a further 4.47% of the share capital, resulting in ownership of 98.72% of the issued share capital. On 2 April 2007, Yell Publicidad formally delisted its remaining outstanding shares. This purchase was accounted for using the economic entity method whereby any excess of consideration over the Group's share of net assets is an adjustment to equity rather than goodwill.

23 Acquisitions

We made a number of acquisitions in the US that are not considered material for separate presentation. We paid cash of $55.9 million (£28.9 million) to acquire operations with net assets of $9.3 million (£4.8 million) to record goodwill of $46.6 million (£24.1 million) and other intangible assets of $15.0 million (£7.8 million). These acquisitions have contributed $30.6 million (£16.2 million) of revenue in the period from the dates of acquisition to 31 March 2007. The purchase price of the acquisitions was provisionally allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount £m	Fair value adjustments £m	Fair value £m
Non-current assets			
Other intangible assets	–	7.8	7.8
Property, plant and equipment	0.2	–	0.2
Total non-current assets	0.2	7.8	8.0
Current assets			
Directories in development	0.5	1.2	1.7
Trade and other receivables	1.5	–	1.5
Total current assets	2.0	1.2	3.2
Current liabilities			
Trade and other payables	(6.4)	–	(6.4)
Total current liabilities	(6.4)	–	(6.4)
Identifiable net (liabilities) assets	(4.2)	9.0	4.8
Goodwill			24.1
Total cost			28.9

The reconciliation of cash paid to the cash flow statements.

	Year ended 31 March 2007 £m
Total cost of acquisitions	**2,039.2**
Cash paid for acquisitions in prior year	**7.5**
Capital duties paid[a]	**13.6**
Minority interests purchased, including fees paid	**93.6**
Cash paid	**2,153.9**
Less cash acquired	**(16.8)**
Net cash outflow in year	**2,137.1**

(a) Capital duties paid on the acquisition of Yell Publicidad and on the acquisition of minority interests in Yell Publicidad are recorded in equity; see note 22.

Acquisitions in the year ended 31 March 2006

In the year ended 31 March 2006, the Yell Group acquired a number of directories businesses in the US for consideration totalling $1,716.5 million (£978.3 million). The purchases were accounted for as acquisitions.

TransWestern acquisition

The largest acquisition was that of TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million (£897.6 million) plus expenses of $21.5 million (£12.3 million). Intangible assets of £196.7 million acquired represent £187.0 million allocated to customer commitments and customer lists acquired £9.4 million allocated to brand names acquired, and £0.3 million capitalised software costs. Goodwill of £681.2 million is attributable to expected future synergies, the workforce acquired and future growth of the business.

The results of TransWestern reduced the Group profit before tax by £19.1 million in the period from the date of acquisition to 31 March 2006. In the same period, the results of TransWestern increased the Group profit before tax, amortisation and exceptional costs by £12.5 million (loss of £19.1 million with £27.2 million and £4.4 million added back for amortisation and exceptional costs, respectively). The consolidated financial information of the Yell Group includes a consolidation of the financial results of TransWestern for the 260 days ended 31 March 2006.

Clarke acquisition

On 3 January 2006, we acquired the assets of Clarke Directory Publications (Clarke) for a purchase price of $72.0 million (£40.8 million). Intangible assets of £11.6 million acquired represent £10.2 million allocated to customer lists acquired, £0.9 million to customer commitments, and £0.5 million allocated to brand names acquired. Goodwill of £24.4 million is attributable to expected future synergies, the workforce acquired and future growth of the business.

The results of Clarke increased the Group profit before tax by £1.0 million in the period from the date of acquisition to 31 March 2006.

Other acquisitions

We also made other acquisitions in the US during the year ended 31 March 2006 that are not considered material for separate presentation. We paid cash of $49.2 million (£27.6 million) to acquire net assets with a fair value totalling $2.0 million (£1.1 million) giving rise to additional goodwill of $40.6 million (£22.8 million) and other intangible assets of $8.7 million (£4.9 million). Intangible assets of £4.9 million acquired represent customer lists acquired. Goodwill of £22.8 million is attributable to expected future synergies, the workforce acquired and future growth of the business.

The effect of the acquisitions on the results of the Yell Group includes the following for the years ended 31 March 2006 and 2007:

	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Revenue	178.4	**357.4**
Cost of sales	(104.9)	**(128.6)**
Gross profit	73.5	**228.8**
Distribution costs	(5.1)	**(19.4)**
Administrative costs	(51.0)	**(175.6)**
Operating profit	17.4	**33.8**

24 Disposals

On 30 March 2007 the Yell Group disposed of TPI Brasil, formerly held by Yell Publicidad in Brazil. The assets and liabilities disposed were as follows:

	Year ended 31 March 2007 £m
Non-current assets	
Intangible assets	**0.8**
Property, plant and equipment	**1.1**
Investments and other assets	**0.5**
Total non current assets	**2.4**
Current assets	
Directories in development	**6.8**
Trade and other receivables	**11.3**
Cash and cash equivalents	**0.6**
Total current assets	**18.7**
Current liabilities	
Trade and other payables	**(9.0)**
Total current liabilities	**(9.0)**
Currency translation reserves	**(1.4)**
Identifiable net assets	**10.7**
Loss on disposal	**(6.4)**
Proceeds received	**4.3**

Cash flow on disposal	
Proceeds received on disposal	**4.3**
Cash and cash equivalents disposed of	**(0.6)**
Net cash flow	**3.7**

25 Financial commitments, contingent liabilities and litigation

Future aggregate minimum operating lease payments for the Group at 31 March 2006 and 2007 are as follows:

	At 31 March 2006 £m	**At 31 March 2007 £m**
Payable:		
Not later than one year	26.1	**28.1**
Later than one year and not later than five years	60.3	**59.5**
Later than five years	16.3	**16.4**
Total future aggregate minimum operating lease payments	102.7	**104.0**

The lawsuit filed by Verizon was settled in October 2004. Yellow Book USA was later served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs alleged violation of consumer protection legislation and placed reliance on findings of the New York Court in the Verizon lawsuit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. The Yell Group fully accrued the estimated costs in the year ended 31 March 2005 arising from this class action.

There are no contingent liabilities or guarantees other than those referred above and those arising in the ordinary course of the Group's business.

No material losses are anticipated on liabilities arising in the ordinary course of business.

26 Pensions

The Group operates a defined benefit pension scheme for its UK employees who were employed before 1 October 2001. The scheme benefits provide a pension in retirement based on years of qualifying service and final pensionable salary. The Group's Income Statement and Statement of Recognised Income and Expense for the years ended 31 March 2006 and 2007 included the following charges:

Amounts charged to operating profit (administrative expenses)	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Current service cost	17.7	**21.5**
Termination benefits	0.9	**0.8**
Amounts expensed for defined benefit scheme	18.6	**22.3**
Amounts expensed for defined contribution schemes	4.3	**5.4**
Total operating charge	22.9	**27.7**

Net amount expensed as finance cost for defined benefit scheme	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Expected return on pension scheme assets	(10.2)	**(16.5)**
Finance cost on pension scheme liabilities	13.9	**15.7**
Net finance cost of defined benefit scheme	3.7	**(0.8)**

Amount recognised in statement of recognised income and expense	Year ended 31 March 2006 £m	Year ended 31 March 2007 £m
Actual return less expected return on pension scheme assets	26.8	**0.2**
Experience gains (losses) arising on the scheme liabilities	14.3	**(1.3)**
Changes in assumptions underlying the present value of the scheme liabilities	(44.6)	**17.2**
Actuarial (loss) gain	(3.5)	**16.1**
Deferred taxation on actuarial loss (gain) recognised in equity	1.0	**(4.8)**
Actuarial (loss) gain, net of tax	(2.5)	**11.3**

The cumulative actuarial loss net of tax recognised at 31 March 2007 amounts to £24.5 million (2006 – £35.8 million).

Yell Pension Plan (YPP) – Defined benefit section
There are three defined benefit sections of the YPP, which have been closed to new entrants since 1 October 2001.

The benefit obligation at 31 March 2007 was based on the valuation at 5 April 2005 updated to 31 March 2007. The valuations carried out by professionally qualified independent actuaries used the following key assumptions:

	At 31 March 2006 % per annum	At 31 March 2007 % per annum
Discount rate	4.9	**5.2**
Expected rate of return on assets	6.4	**6.3**
Discount rate on unfunded, unapproved scheme[a]	4.9	**n/a**
Salary increases	4.5	**4.6**
Pension increases	3.0	**3.1**
Inflation rate	3.0	**3.1**

(a) Included in the approved defined benefit scheme from 6 April 2006.

26 Pensions

Assumptions regarding future mortality experience are set based on advice from published statistics. The average life expectancy in years of a pensioner retiring at age 60 is as follows:

	2006	2007
Male	26.5	**26.5**
Female	29.4	**29.4**

The average life expectancy in years of a member already retired at age 60 is as follows:

	2006	2007
Male	25.5	**25.5**
Female	28.3	**28.3**

The assets in the YPP and the annual expected rates of return were:

	At 31 March 2006		At 31 March 2007	
	%	£m	%	£m
Equities	7.2	154.8	**7.5**	**157.5**
Bonds	4.9	4.9	**5.2**	**51.1**
Gilts	4.2	111.5	**4.5**	**69.9**
Property	–	–	**6.5**	**23.9**
Total assets		271.2		**302.4**

The expected rates of return were set by reference to yields available on government bonds at the measurement date and appropriate risk margins, and are stated gross of the expected levy to the UK Pension Protection Fund.

The YPP assets are invested in UK and overseas equities, property, fixed interest and index linked securities, deposits and short-term investments. The assets are held in separate trustee administered funds. The trustees set asset allocation targets at 31 March 2006 in which approximately 55% of the assets held should be equity investments and 45% should be debt securities. The trustees changed their asset allocation approach during the year to 31 March 2007, splitting the portfolio into 'pre-horizon' and 'post-horizon' categories. The 'pre-horizon' assets are all debt securities and at 31 March 2007 comprised around 17% of the total assets. The 'post-horizon' assets have allocation targets of 60% equities, 10% property and 30% index-linked debt securities.

	Year ended 31 March 2005 £m	Year ended 31 March 2006 £m	**Year ended 31 March 2007 £m**
Expected return on plan assets	8.3	10.2	**16.5**
Actuarial gain	2.3	26.8	**0.2**
Actual return on plan assets	10.6	37.0	**16.7**

	At 31 March 2005 £m	At 31 March 2006 £m	**At 31 March 2007 £m**
Total market value of assets	150.2	271.2	**302.4**
Present value of scheme liabilities	(250.5)	(311.1)	**(329.6)**
Net balance sheet liability	(100.3)	(39.9)	**(27.2)**

The following amounts explain the movement in net retirement benefit obligations for the years ended 31 March 2005, 2006 and 2007:

	At 31 March 2005 £m	At 31 March 2006 £m	**At 31 March 2007 £m**
Balance at beginning of the year	(66.8)	(100.3)	**(39.9)**
Reallocation from restructuring accruals	(0.6)	–	**–**
Movement in year:			
Current service cost	(13.8)	(17.7)	**(21.5)**
Contributions	16.2	86.2	**18.1**
Past service costs	(0.7)	(0.9)	**(0.8)**
Other finance (costs) income	(2.3)	(3.7)	**0.8**
Actuarial (loss) gain	(32.3)	(3.5)	**16.1**
Balance at end of the year	(100.3)	(39.9)	**(27.2)**

The amounts recognised in the balance sheet for defined benefit obligations are as follows:

	At 31 March 2005 £m	At 31 March 2006 £m	**At 31 March 2007 £m**
Present value of funded obligations	(249.8)	(309.6)	**(329.6)**
Fair value of plan assets	150.2	271.2	**302.4**
Present value of unfunded obligations	(0.7)	(1.5)	**–**
Net balance sheet liability	(100.3)	(39.9)	**(27.2)**

Changes in the present value of the defined benefit obligation were as follows:

	At 31 March 2005 £m	At 31 March 2006 £m	**At 31 March 2007 £m**
Opening defined benefit obligation	188.8	250.5	**311.1**
Current service cost	13.8	17.7	**21.5**
Past service costs	0.7	0.9	**0.8**
Finance cost	10.6	13.9	**15.7**
Accrual reallocation	0.6	–	**–**
Actuarial losses (gains)	34.6	30.3	**(15.9)**
Contributions by participants	3.3	0.2	**0.2**
Benefits paid	(1.9)	(2.4)	**(3.8)**
Closing defined benefit obligation	250.5	311.1	**329.6**

Changes in the fair value of plan assets were as follows:

	At 31 March 2005 £m	At 31 March 2006 £m	**At 31 March 2007 £m**
Opening fair value of plan assets	122.0	150.2	**271.2**
Expected return	8.3	10.2	**16.5**
Actuarial gains	2.3	26.8	**0.2**
Contributions by employer	16.2	86.2	**18.1**
Contributions by participants	3.3	0.2	**0.2**
Benefits paid	(1.9)	(2.4)	**(3.8)**
Closing fair value of plan assets	150.2	271.2	**302.4**

The full actuarial valuation at 5 April 2005 updated to 31 March 2007 showed a deficit of £27.2 million. Contributions of £16.0 million, plus £2.1 million in respect of benefit augmentations were made in the year.

In the year ended 31 March 2006 until 31 December 2005, the Group made contributions at an average rate of 13.05% of pensionable earnings inclusive of expenses and life assurance premiums, but exclusive of the Pension Protection Fund levy. From 1 January 2006, the Group made contributions at an average rate of 23.6%. The Group's trustees have agreed that contributions for the next year will continue at the 23.6% rate, with an evaluation of future contribution rates after the next full valuation. Contributions for the next financial year are expected to be around £17 million.

Additionally, SMART Pensions were introduced with effect from 1 March 2005, under which Plan participants may accept a reduction in their salary in return for non-contributory membership of the Plan, the reduction being equal to the contributions otherwise payable. The Group makes additional contributions of a corresponding amount. In the year ended 31 March 2007 these amounted to £2.9 million (5.25% of pensionable earnings).

The £16.1 million actuarial gain reflects a £15.9 million reduction in liabilities, plus £0.2 million actuarial gains in asset values. The increase in liabilities in the year ended 31 March 2006 was primarily the result of declining real interest rates (the reference market rate to which the discount rate is tied, net of expected inflation interest in the market price of certain government debt) during the year. The actuarial loss in the year ended 31 March 2006 was primarily the result of declining real interest rates during the year offset by actuarial gains in asset values.

As the scheme is closed to new members, the current service cost per employee member will increase as the members of the scheme approach retirement.

26 Pensions

The history of experience gains and losses follows:

	At 31 March 2005 £m	At 31 March 2006 £m	At 31 March 2007 £m
Difference between the expected and actual return on scheme assets:			
Gain (£m)	2.3	26.8	**0.2**
Gain as a proportion of scheme assets	2%	10%	**-**
Experience (losses) gains on scheme liabilities and changes in assumptions:			
(Loss) gain (£m)	(34.6)	(30.3)	**15.9**
Loss (gain) as a proportion of present value of scheme liabilities	14%	10%	**(5%)**

See page 85 for pension sensitivity examples.

Defined contribution schemes
In addition to the defined contribution Section Four of the YPP, Yellow Book sponsors a 401(k) plan for the majority of Yellow Book employees in the US. The plan allows employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Yellow Book matches a percentage of the employee contributions up to certain limits. The assets of the plan are held separately from those of Yellow Book in an independently administered fund.

The pension cost in respect of these schemes represents contributions payable to the funds and amounted to £4.1 million in the year ended 31 March 2007 (2006 – £3.4 million) for the Yellow Book scheme, and £1.3 million (2006 – £0.9 million) for Section Four of the YPP. Outstanding contributions amounted to £nil as at 31 March 2007 (2006 – £nil).

27 Related party transactions

There were no transactions with Group companies in the years ended 31 March 2006 and 2007 other than the following transactions with our subsidiary, Yell Finance B.V.

	At 31 March 2006 £m	At 31 March 2007 £m
Finance income from Yell Finance B.V.	31.2	**40.5**
Net finance income	31.2	**40.5**

	At 31 March 2006 £m	At 31 March 2007 £m
Amounts charged for employee stock option plans	11.8	**13.9**

	At 31 March 2006 £m	At 31 March 2007 £m
Non current assets		
Amounts owed by Yell Finance B.V.	487.0	**757.2**
Total amounts owed by Group companies	487.0	**757.2**

Subsidiary undertakings
Brief details of principal subsidiary undertakings at 31 March 2006 and 2007, all of which are unlisted, are disclosed in note 12.

Key management compensation was as follows:

	At 31 March 2006 £m	At 31 March 2007 £m
Salaries and other short-term employee benefits	6.5	**8.7**
Post-employment benefits	0.9	**0.4**
Share-based payments	2.2	**2.8**
	9.6	**11.9**

28 Employee share schemes

The Group has various stock option and other share plans for employees and directors. The plans have been accounted for in accordance with the fair value recognition provisions of IFRS 2 Share Based Payments. IFRS 2 applies to equity settled awards granted after 7 November 2002 not yet vested by 1 March 2005 and all cash settled awards outstanding at 1 March 2005.

(a) The Yell Group Limited plans
In March 2002, the Yell Group introduced three stock option plans, the Yell Group Limited Employee Plan, the Yell Group Limited US Employee Plan and the Yell Group Limited Senior Manager Incentive Plan. The plans were set up to provide employees with option awards over shares that would become exercisable on an exit event (eg sale or quotation). The option life under these plans is ten years from date of grant.

(b) The Yell Group plc Yellow Book (USA) West Management Share Option Scheme
In September 2002, the Yell Group introduced a stock option plan, the Yell Group plc Yellow Book (USA) West Management Share Option Scheme for certain employees of the former McLeod directories. This plan provided employees with option awards for shares that vest ratably on each anniversary of the grant date over a three-year period. The options could be exercised and sold on the later of the vesting date or the date of an exit event. The option life under the plan is ten years from date of grant.

(c) The Yell Group plc ShareSave Plan
The Yell Group plc ShareSave Plan (the ShareSave) was established in July 2003. Eligible employees who wish to participate must enter into a savings contract for a period of three or five years under which they will contribute payments of between £5 and £250 per month, and a bonus is added at the end of three, five or seven years. In conjunction with the savings contract, an eligible employee is granted an option to subscribe for ordinary shares of Yell Group plc out of the repayment made under that contract at the end of three, five or seven years. The exercise price of any option will not be manifestly less than 80% of the market value of the ordinary shares at the date of grant. The ShareSave is Inland Revenue approved.

(d) The Yell Group plc Employee Stock Purchase Plan
The Yell Group plc 2003 Employee Stock Purchase Plan (the US ESPP) was established in July 2003. Eligible employees are entitled to purchase ordinary shares at the lower of 85% of the fair market value of the ordinary shares on the date the ordinary shares are offered and 85% of the fair market value of the ordinary shares on the date ending the offer period when the ordinary shares are purchased by the employee. All ordinary shares must be purchased through the savings accumulated during an offer period through payroll deductions.

(e) The Yell Group plc Executive Share Option Scheme
The Yell Group plc Executive Share Option Scheme (the UK Option Scheme) was established in July 2003, and contains an unapproved section and a section approved by the Inland Revenue. The price per ordinary share at which options will be exercised will be not less than the market value of the ordinary shares at the date of grant. Options will normally be granted within a period of 42 days commencing on the day after the date on which the Group releases its quarterly, half-yearly or final results for any financial period. In most circumstances an objective performance condition must be satisfied before an option can be exercised. Normally options may only be exercised three years after their initial date of grant. The option life under this plan is ten years from the date of grant.

28 Employee share schemes

(f) The Yell Group plc US Equity Incentive Plan
The Yell Group plc 2003 US Equity Incentive Plan (the US EIP) was established in July 2003. It allows the Company to issue both non-qualified and incentive stock options and ordinary shares. The Board has sole discretion to determine who may receive awards under the USEIP and any performance conditions. The exercise price for incentive stock options will not be less than 100% of the fair market value of the Ordinary shares on the date of grant. The option life under this plan is ten years from the date of grant. Stock awards may be made to officers or employees, and the purchase price, if any, is as established by the Company.

(g) The Capital Accumulation Plan
The Yell Group plc Capital Accumulation Plan (the CAP) was established in February 2004. It allows the Company to make awards of ordinary shares, which vest three years from the date of grant, to employees. There are no performance criteria attached to the vesting of these shares, which are awarded to employees whom the Company wishes to retain as key talent within the organisation. Awards are satisfied by purchasing existing shares on the open market rather than by issue of new shares.

(h) The Long-term Incentive Plan
The Yell Group plc Long-term Incentive Plan (the LTIP) was established in July 2003 and is not intended to be approved by the Inland Revenue. The Board has sole discretion to determine which executives are granted awards under the LTIP. Awards are granted in the form of performance shares and in most circumstances an objective performance condition must be satisfied before an award vests. Normally awards may only vest three years after their initial date of grant. For further information, see page 68.

(i) Deferred Bonus Plan
The Yell Group plc Deferred Bonus Plan (the DBP) was established in November 2004. Under the plan, any bonus awarded to executive directors in excess of 100% of salary is subject to compulsory deferral into shares for a period of three years. There is no matching provided by the Company and the shares will be forfeited if the director leaves the Company other than as a predetermined 'good leaver'.

Options under share schemes
Options granted, exercised and lapsed under the savings related schemes and other share option schemes during the years ended 31 March 2006 and 2007 and options exercisable at 31 March 2006 and 2007 were as follows:

	Savings related schemes	Other share option schemes	Total	Exercise price range	Weighted average exercise price
Outstanding at 31 March 2005	4,508,896	15,227,262	19,736,158	0.0p - 402p	289p
Granted	1,486,191	5,285,826	6,772,017	0.0p - 476p	445p
Exercised	(577,053)	(1,042,706)	(1,619,759)	0.4p - 260p	145p
Forfeited and expired	(520,563)	(102,094)	(622,657)	0.4p - 402p	302p
Outstanding at 31 March 2006	4,897,471	19,368,288	24,265,759	0.0p - 476p	342p
Granted	2,078,863	5,228,391	7,307,254	0.0p - 622p	522p
Exercised	(1,897,497)	(3,526,064)	(5,423,561)	0.4p - 461p	291p
Forfeited and expired	(551,522)	(427,581)	(979,103)	0.4p - 492p	376p
Outstanding at 31 March 2007	4,527,315	20,643,034	25,170,349	0.0p - 622p	404p
Exercisable at 31 March 2006	–	796,846	796,846	0.4p - 128p	11p
Exercisable at 31 March 2007	55,679	4,869,833	4,925,512	0.4p - 300p	257p

The weighted average fair value of the 7,307,254 options granted in the year ended 31 March 2007 (2006 – 6,772,017 options) was 149 pence per option (2006 – 91 pence per option).

The following table summarises information about stock options outstanding at 31 March 2007:

Exercise price (pence)	Market price on date of grant (pence)	Number outstanding	Weighted average remaining contractual life (years)	Number exercisable
0	402-583	806,501	12	–
0.4	19-285	554,311	6	554,311
128	128	10,725	5	10,725
260	303	1,184,431	2	55,679
272	360	706,732	2	–
285	285	2,161,480	6	2,161,480
296	296	2,143,317	7	2,143,317
342	342	73,142	7	–
364	483	642,033	2	–
402	402	5,068,103	8	–
424	595	1,366,789	4	–
476	476	4,920,492	9	–
492	579	627,330	1	–
589	562-589	4,887,280	10	–
622	622	17,683	10	–
		25,170,349	7	4,925,512

The Group purchased 1,954,168 shares (2006 – 1,990,769 shares) under the CAP and deferred bonus plan during the year ended 31 March 2007. An employee benefit trust held 5,715,156 shares (2006 – 5,323,976 shares) at 31 March 2007 to satisfy past awards when they vest in the future.

Option grants made since 7 November 2002 have been fair-valued using the Black-Scholes model. The weighted-average assumptions used in the estimates of fair value were as follows:

	2006	2007
Risk-free interest rate	4.4%	**4.9%**
Expected dividend yield	3.1%	**2.9%**
Expected volatility	25.0%	**24.0%**
Expected life of option	3.4 years	**3.5 years**

Volatility was determined based on the historical volatility of our share price.

National Insurance contributions on share options accrued at 31 March 2007 amounted to £3.4 million (2006 – £2.4 million).

The share based payments expense in the year ended 31 March 2007 amounted to £13.9 million (2006 – £11.8 million).

29 Auditors' Remuneration

The following fees were paid or are payable to the Group's Auditors for the years ended 31 March 2006 and 31 March 2007:

	At 31 March 2006 £m	At 31 March 2007 £m
Audit services:		
Fees payable for the audit of parent company and consolidated financial statements	0.2	**0.2**
Non-audit services:		
Fees payable for the audit of the Company's subsidiaries pursuant to legislation	0.7	**0.9**
Other services supplied pursuant to legislation	0.4	**0.2**
Services relating to taxation	1.5	**0.9**
Services relating to recruitment and remuneration	0.1	**–**
Services relating to corporate financial transactions	1.2	**1.6**
All other services	0.1	**0.2**
Total Auditors' remuneration	4.2	**4.0**

30 Post balance sheet events

In April 2007 we acquired 100% of Argentina's telephone directory business, Publicom, for $61 million from Telecom Argentina.

We have assessed the potential impact of the proposed reduction in the UK rate of corporation tax from 30% to 28% and current expectations are that the impact will be immaterial.

6

Here's to... informing our shareholders

Key information for all shareholders including the notice of AGM.

Investor information



Notice of Annual General Meeting

This Notice of Annual General Meeting is important and requires your immediate attention. If you have any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other financial adviser authorised under the Financial Services and Markets Act 2000. If you have sold or otherwise transferred all your ordinary shares in Yell Group plc, please send this document, together with the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Notice is hereby given that the 2007 Annual General Meeting of Yell Group plc ('the Company') will be held at The Plaisterers Hall, No. 1 London Wall, London, EC2Y 5JU on Thursday 19 July 2007 at 11.00am to consider the following resolutions:

Ordinary Resolutions

Resolution 1
That the report of the directors and auditors, and the audited accounts of the Company, for the year ended 31 March 2007 be received and considered.

The directors are required by law to present to the shareholders of the Company at a general meeting the report of the directors and auditors, and the audited accounts of the Company, for the year ended 31 March 2007. The report of the directors and the audited accounts have been approved by the directors, and the report of the auditors has been approved by the auditors, and a copy of each of these documents may be found in the Annual Report of the Company starting at page 64.

Resolution 2
That the final dividend of 11.4 pence per ordinary share in the Company recommended by the directors be declared and, if approved, payable on 27 July 2007 to holders of ordinary shares in the Company registered at the close of business on 29 June 2007.

It is a requirement of law that the final dividend for the year ended 31 March 2007 be approved by the shareholders of the Company. The amount to be declared as a final dividend may not exceed the amount recommended by the directors.

Resolution 3
That the report on the remuneration of directors for the year ended 31 March 2007 be approved.

The Directors Remuneration Report Regulations 2002 require companies to include certain specified information on the remuneration of their directors for each financial year in a report and to give their shareholders an opportunity to approve such report. The report on the remuneration of the directors of the Company for the year ended 31 March 2007 may be found in the Annual Report of the Company starting at page 66.

Resolution 4
That John Condron be re-elected as a director.

Resolution 5
That John Davis be re-elected as a director.

Resolution 6
That Lyndon Lea be re-elected as a director.

Resolution 7
That Lord Powell of Bayswater be re-elected as a director.

Resolution 8
That Robert Scott be re-elected as a director.

Resolution 9
That John Coghlan be re-elected as a director.

Resolution 10
That Joachim Eberhardt be re-elected as a director.

Resolution 11
That Richard Hooper be re-elected as a director.

Resolution 12
That Tim Bunting be elected as a director.

As a matter of best practice, all of the directors of the Company believe that they should retire and submit themselves for re-election at the 2007 Annual General Meeting. As Tim Bunting is a new appointment, shareholder approval to his election to the Board is required at the 2007 Annual General Meeting, the first such meeting since his appointment.

Biographical details of all of the directors of the Company may be found in the Annual Report of the Company starting at page 62.

Resolution 13
That PricewaterhouseCoopers LLP be re-appointed Auditors of the Company to hold office until the conclusion of the next general meeting of the Company before which accounts are laid.

The Auditors are responsible for examining the annual accounts of the Company and forming an opinion as to whether they give a true and fair view of its results and financial position. It is a requirement of law that the Company appoint auditors at each meeting at which accounts are presented to its shareholders, such appointment to continue until the next meeting at which accounts are presented.

Resolution 14
That the directors be authorised to determine the remuneration of the auditors.

This resolution gives the directors of the Company the authority to determine the remuneration of the auditors for the audit work to be carried out by them in the next financial year. The amount of the remuneration paid to the auditors for the next financial year will be disclosed in the next audited accounts of the Company.

Resolution 15
That the authorised share capital of the Company be and is hereby increased from £9,363,200 to £10,403,200 by the creation of an additional 104,000,000 ordinary shares of 1 pence each.

It is proposed to increase the authorised share capital of the Company by the creation of 104,000,000 ordinary shares of 1 pence each, so that the capital of the Company is increased from £9,363,200 to £10,403,200, divided into 1,040,320,000 ordinary shares of 1 pence each representing a 11.1 per cent increase in the Company's authorised share capital. This increase is to provide the Company with sufficient headroom to issue new shares to the full amount allowed by the usual shareholder authorities for the issuing of new shares.

Resolution 16
That the directors be generally and unconditionally authorised under section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in that Act) up to an aggregate nominal amount of £2,597,497.93 if resolution 15 is passed or £1,569,926.88 if resolution 15 is not passed. This authority will expire at the conclusion of the next Annual General Meeting or, if earlier, 15 months from the date of this resolution. However, before this authority expires, the Company may make an offer or agreement which would or might require relevant securities to be allotted after the authority expires and the directors may allot relevant securities under any such offer or agreement as if the authority had not expired.

Section 80 of the Companies Act 1985 provides that the directors of a company cannot issue new shares in its capital without the approval of its shareholders. Accordingly, the purpose of this resolution is to give the directors of the Company authority to issue new shares in the capital of the Company up to a maximum amount of £2,597,497.93 which is approximately equivalent to 33.3 per cent of the issued ordinary share capital of the Company as at 4 June 2007. If resolution 15 is not passed, this resolution will give the directors authority to issue new shares in the capital of the Company up to a maximum amount of £1,569,926.88 which is approximately equivalent to 20 per cent of the issued share capital of the Company as at 4 June 2007. This resolution will allow the directors of the Company flexibility to act in the best interests of the Company and its shareholders by issuing new shares in appropriate circumstances.

Resolution 17
That in accordance with Part XA of the Companies Act 1985 the Company, and Yell Limited (being a wholly-owned subsidiary of the Company), each be and is authorised:
a to make donations to EU political organisations not exceeding £100,000 in total
b to incur EU political expenditure not exceeding £100,000 in total, during the period beginning with the date of the passing of this resolution and ending on the date of the next Annual General Meeting. For the purpose of this resolution, the phrases 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings given to them in section 347A of that Act.

The Companies Act 1985 includes provisions which require companies to obtain authority from their shareholders before they can make 'donations' to EU political organisations or incur 'EU political expenditure'. The definitions of 'donations' and 'EU political expenditure' are very broad and, as a result, may cover activities which form part of the normal non-partisan relationships between companies and the political world, even though these activities are not designed to support a particular political party or to influence support for any political party, and would not be thought as political donations in the ordinary sense of the word.

The Company does not, directly or through any of its subsidiaries, make donations to any political parties and the Company does not have any intention of doing so in the future. However, operating as we do in a regulated environment, we have a business need to maintain contact with politicians and political parties within the EU to make them aware of key issues affecting the Company and its subsidiaries, and the industry in which the Company and its subsidiaries operate. This can involve, for example, involvement in seminars and functions to which politicians may be invited and sponsoring meetings at political parties' conferences. Accordingly, in common with other companies, the Company is seeking the approval of its shareholders, on a precautionary basis so as to avoid contravening the Companies Act 1985, to incur a level of expenditure to cover all of these activities.

Special Resolutions

Resolution 18

That the Articles of Association in the form produced to this Annual General Meeting and initialled by the Chairman for the purposes of identification be adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

The new Articles of Association that are proposed reflect amendments to company law made by those provisions of the Companies Act 2006 which came into effect in January and April 2007. In summary, these changes are to:

a permit the Company to communicate with its shareholders electronically as prescribed in the Companies Act 2006;

b replace the references to section 212 of the Companies Act 1985 with section 793 of the Companies Act 2006 in respect of the Company's powers to investigate its' shareholder register; and

c delete the provisions relating to section 293 of the Companies Act 1985 to reflect the repeal of this section and removal from company legislation of an upper age limit of 70 years for directors.

The key change so far introduced by the Companies Act 2006 is the ability for companies to use website communication with its shareholders as the default position. The Company will be able to ask each individual shareholder for their consent to receive communications from the Company via its website. If the shareholder does not respond to the request for consent within 28 days, the Company may take that as consent to receive communications in this way. When the Company places a document on its website, it must notify each shareholder who is receiving documents via the website that the document has been made available on its website. A shareholder who has received a document electronically can ask for a hard copy of the document at any time and shareholders may also revoke their consent to receive electronic communications at any time. This new regime, while continuing to ensure that shareholders are able to receive communications and documents in hard copy if that is their preference, will enable the Company to take advantage of the efficiencies and cost savings inherent in electronic communications to a greater extent than is currently possible.

With effect from 1 October 2007, the Companies Act 2006 will reduce the statutory notice periods for general meetings. Except for annual general meetings which will continue to require 21 days' notice, all other general meetings may be held on 14 days' notice irrespective of whether or not a special resolution is to be proposed at the relevant meeting. We are proposing to amend our Articles of Association to reflect this relaxation in the law.

The Government has announced that it intends to bring into force the remaining provisions of the Companies Act 2006 in various stages in October 2007, April 2008 and October 2008.

It is anticipated that shareholders may be asked to approve further changes to our Articles of Association during the course of the next two annual general meetings as may be necessary.

In addition, since our Articles of Association were adopted in 2004, the Companies Act 1985 has been amended to provide for a relaxation of the prohibition against the granting of directors' indemnities. This change to company law came into force on 6 April 2005. It is proposed to use this opportunity to amend our Articles of Association to reflect the new provisions under the Companies Act 1985.

Under the old law, subject to certain exceptions, provisions in the articles of association of a company or in any contract with a company were void if they sought to exempt a director, the company secretary or its auditors from liability, or indemnify such an officer or auditor against any such liability, for negligence, default, breach of duty or breach of trust.

The changes to the Companies Act 1985 mean that (i) companies will not be permitted to indemnify a director of another company in its group if the indemnity would be unlawful if it was given by the Company of which the individual is a director; (ii) the restrictions only apply to directors and not to 'officers'; (iii) in the case of liabilities arising from actions brought by third parties, both the costs (of the director and of the third party) and any damages may, subject to certain exclusions, be paid by the Company even if the judgement goes against the director; (iv) in the case of liabilities owing to the Company, the Company will not be able to indemnify a director against damages awarded to the Company itself but may pay directors' defence costs as they are incurred (although a director would be liable to repay his defence costs if his defence was to be unsuccessful); (v) companies will not be permitted to indemnify directors against criminal fines, fines by regulators or the legal costs of successful criminal proceedings against directors; and (vi) indemnities permitted by the new provisions must be disclosed in the directors' report on the annual accounts and made available for inspection at the Company's registered office.

It is proposed that our Articles of Association be amended to reflect this change to company law. The proposed amendment is a permissive power that tracks the wording of the new provisions of the Companies Act 1985 and allows the Company to indemnify its directors subject to those provisions.

Resolution 19
That, provided resolution 16 is passed, the directors be authorised under section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of that Act) for cash pursuant to the authority conferred on them by resolution 16, or where such allotment constitutes the allotment of equity securities by virtue of section 94(3A) of that Act, as if section 89(1) of that Act did not apply to any such allotment. This authority is limited to:

a allotments connected to a rights issue to holders of ordinary shares in the Company (excluding any ordinary shares held by the Company as treasury shares) where the rights of each such holder are, as nearly as may be, proportionate to the number of ordinary shares held by such holder. The directors may exclude certain shareholders, deal with fractions and generally manage the rights issue as they think fit; and
b the allotment (other than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £389,663.

This authority will expire at the conclusion of the next Annual General Meeting or, if earlier, 15 months from the date of this resolution. However, before this authority expires, the Company may make an offer or agreement which would or might require equity securities to be allotted after the authority expires and the directors may allot securities under any such offer or agreement as if the authority had not expired.

Section 89 of the Companies Act 1985 gives existing shareholders in a company certain pre-emption rights with respect to allotments of new shares. A company can only disapply these rights with the approval of its shareholders. Accordingly, the purpose of this resolution is to allow the directors of the Company to allot ordinary shares in the Company for cash, or to transfer treasury shares for cash, other than to its existing shareholders on a pre-emptive basis up to a maximum amount of £389,663 which is equivalent to 5 per cent of the issued ordinary share capital of the Company as at 4 June 2007 and is in line with the recommended guidelines issued by institutional investor bodies.

Resolution 20
That, pursuant to Article 20 of its Articles of Association, the Company be generally and unconditionally authorised to purchase its own fully-paid ordinary shares in the Company by way of market purchases (within the meaning of section 163(3) of the Companies Act 1985) provided that:

a the maximum number of ordinary shares in the Company that the Company may purchase is 77,932,731;
b the minimum price that the Company may pay for an ordinary share in the Company is 1.00 pence;
c the maximum price which the Company may pay for an ordinary share in the Company shall be the higher of:
   i) an amount equivalent to 105 per cent of the average of the middle market quotations for an ordinary share in the Company (as set out in the Daily Official List published by London Stock Exchange) for the five business days immediately before the day on which the Company agrees to purchase ordinary shares in the Company
   ii) the higher of the price of the last independent trade and highest current independent bid on the London Stock Exchange Trading System (SETS – the trading venue where the purchase is carried out); and
d this authority will expire at the conclusion of the next Annual General Meeting or, if earlier, 15 months from the date of this resolution. However, before this authority expires, the Company may agree to purchase ordinary shares in the Company where the purchase will or may be completed, either fully or partly, after the authority expires and the Company may purchase such ordinary shares as if the authority had not expired.

The directors consider, in certain circumstances, that it may be appropriate and in the best interest of shareholders generally for the Company to purchase its own shares. This resolution gives authority for the Company to purchase up to 77,932,731 ordinary shares which is approximately equivalent to 10 per cent of the issued share capital of the Company as at 4 June 2007. The directors have no specific plans to exercise any authority granted by this resolution in the future, but will keep the matter under review and will only make purchases where, in the light of prevailing market conditions, they consider it will result in an increase in earnings per ordinary share in the Company.

The total number of options to subscribe for ordinary shares in the Company outstanding as at 4 June 2007 was 25,110,416. This represents 3.22 per cent of the issued ordinary share capital of the Company at that date. If the Company were to buy back the maximum number of shares permitted pursuant to the passing of this resolution and cancel them, then the total number of options to subscribe for shares in the Company outstanding as at 4 June 2007 would represent 3.58 per cent of the reduced issued ordinary share capital of the Company.

The Companies (Acquisition of Own Shares)(Treasury Shares) Regulations 2003 (which came into force on 1 December 2003) enable companies to retain any of their own shares they have purchased as treasury shares with a view to their possible re-issue at a later date, rather than cancelling them as the law previously required. The Company will consider holding any of its own shares that it purchases pursuant to this resolution as treasury shares, which will give the directors flexibility in the management of the capital base of the Company. No dividends will be paid on treasury shares while held in treasury, and no voting rights will attach to them.

The directors of the Company consider that all the proposals to be considered at the Annual General Meeting are in the best interests of its shareholders as a whole and they recommend that you vote in favour of them.

Only holders of ordinary shares in the Company on the Register of Members of the Company at 11am on 17 July 2007 are entitled to attend and vote at the Annual General Meeting. A holder of ordinary shares in the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to vote on his behalf. A proxy need not be a shareholder of the Company.

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 19 July 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by 11am on 17 July 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Documents

The following documentation is available for inspection during business hours at the registered office of the Company on any weekday (not including public holidays). They will also be available for inspection at the Annual General Meeting venue, from 9.30am until the meeting concludes:

- Register of interest of directors (and their families) in the share capital of the Company
- Copy of all service contracts between the directors and the Company
- Copy of the existing and proposed new Articles of Association of the Company
- Printed copies of this Notice of Annual General Meeting and the Company's Annual Report 2006/7

Further copies of the Company's Annual Report can be sent to shareholders on request, or viewed on the Company's website at www.yellgroup.com.

By order of the Board

Howard Rubenstein
Company Secretary
5 June 2007

Registered Office:
Queens Walk, Reading
Berkshire RG1 7PT
Registered in England and Wales No.4180320

Shareholder communications

Recent changes in company law allow us to provide shareholder communications via a website rather than sending paper copies. You can help us reduce the impact on the environment, by taking advantage of these changes.

At our Annual General Meeting on 19 July 2007, we are seeking your permission to change Yell's Articles of Association to allow us to make changes in the way you want us to communicate with you. Further details to the proposed changes are set out in the explanatory notes of Resolution 18 contained in the Notice of AGM on page 124 of this Annual and Corporate Responsibility Report.

Subject to the passing of Resolution 18 at the AGM, you will have three choices in relation to how you receive Yell shareholder documents, such as notices of meetings and copies of Annual Report and Accounts in the future.

If you take no further action, we will consider that you have consented to Option 2.

A. You can receive shareholder documents electronically by viewing them on a website
You can choose to receive shareholder documents electronically by viewing them on our website at www.yellgroup.com (or any other website we may tell you about). We will let you know when and where the documents are available for viewing, and if there are any particular software requirements to view them.

Once you have decided to receive shareholder documents electronically, you can receive notices of their availability from us, via the following options.

Option 1. We will send you an email alert when shareholder documents are published on a website.
If you wish to receive an email alert, you can register for this option at the Lloyds TSB Registrars Shareview website at www.shareview.co.uk. The advantage of registering with Shareview, is that you will gain access to a range of other shareholder services and information. **If you have already registered for email alerts with Shareview in respect of your Yell shares, we will consider that you have chosen Option 1 and you need take no further action.**

Option 2. We will advise you by letter, when shareholder documents are published on a website.
To choose this option, you need take no further action.

B. You can receive paper shareholder documents through the normal post.

Option 3. You can receive paper shareholder documents through the normal post.
You can continue to receive paper shareholder documents through the normal post, by completing the Shareholder Communications Election Form attached to the Proxy Form enclosed with this mailing and returning it to Lloyds TSB Registrars by 19 August 2007.

Further information
Yell reserves the right to send paper shareholder documents in circumstances where Yell in its discretion believes that electronic delivery may not be appropriate.

You can change your decision on how you wish to receive shareholder documents by advising Lloyds TSB Registrars, The Causeway, West Sussex BN99 6DA.


A
You can receive shareholder documents by viewing them on a website
Option 1
We will send you an email alert when shareholder documents are published on a website
Action 1
Register to receive email alerts through shareview.co.uk
Option 2
We will send you a letter when shareholder documents are published on a website
Action 2
Do nothing
B
You can receive paper shareholder documents through the post
Option 3
Continue to receive all documents through the post
Action 3
Complete and return the Shareholder Communications Election Form by 19 August 2007

Financial calendar

Financial year ended	31 March 2007
Annual General Meeting	19 July 2007
Final dividend record date	29 June 2007
Final dividend payment due	27 July 2007

Financial year ending	31 March 2008
First quarter results	24 July 2007
Interim results	6 November 2007
Interim dividend payment date	14 December 2007

Yell contact information

Shareholder contact details
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Yell
Yell Group plc
Queens Walk
Reading
Berkshire
RG1 7PT
UK

Website for online viewing about your holding: www.shareview.co.uk

LLoyds TSB Registrars' telephone line for shareholders: 08706 094 537

LLoyds TSB Registrars' telephone line for employee shareholders: 08706 094 538

Text phone for the hard of hearing: 08706 003 950

www.yellgroup.com
Registered number: 04180320

FSC
Mixed Sources
Product group from well-managed forests and recycled wood or fiber
www.fsc.org Cert no. SGS-COC-003115

Printed in the UK by MPG-impressions, Environmental Management System ISO 14001 accredited and Forest Stewardship Council (FSC) chain of custody certified. This report is printed utilising vegetable based inks on 9lives Silk which is produced with recycled fibre from both pre-and post-consumer sources, together with virgin ECF fibre from sustainable forests independently certified according to the rules of the Forest Stewardship Council. The lamination film used is produced from renewable and sustainable resources and is completely biodegradable.

YELL™

www.yellgroup.com

Published by Corporate Identity & Design
Yell Group plc, Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT

™Trade mark of Yell Limited CD 250 June 2007. Designed by College Design

END